COHEN & STEERS
ANNUAL REPORT 2007

COHEN & STEERS

Since the inception of our firm in 1986, Cohen & Steers has recognized the power of equity securities that provide dividend income and the potential for diversification. We believe our growth in assets under management and success in expanding our investment capabilities reflect a growing demand for high-income equity investments.

Today, we specialize in U.S. REITs, international real estate securities, preferred securities, utilities, listed infrastructure securities and large cap value stocks. Our investment portfolios are available through a range of open-end mutual funds, closed-end mutual funds and institutional separate accounts. Investment research and active portfolio management remain the cornerstones of our business.

ASSETS UNDER MANAGEMENT

$ billions
CAGR* = 32% 2001–2007



$5.7
$6.6
$11.7
$18.3
$20.5
$29.9
$29.8
0
5
10
15
20
25
30
01
02
03
04
05
06
07

REVENUE

$ millions
CAGR* = 41% 2001–2007



$35.3
$55.2
$70.3
$114.1
$146.2
$191.5
$282.4
0
20
40
60
80
100
120
140
160
180
200
220
240
260
280
300
01
02
03
04
05
06
07

*Compound annual growth rate

Record Revenue & Profits

To Our Shareholders:

In 2007 Cohen & Steers achieved outstanding financial results and set many new records. Our record revenue of $282.4 million was 47.5% higher than in 2006. Net income of $75.5 million, or $1.77 per diluted share, was also a record. Our retail and institutional asset flows were, by far, higher than in any other year in our history. Reflecting our strong financial results, we raised our quarterly dividend by 54% to an annual rate of $0.80 per share.

Tempering this year of record financial results was the bear market in our core asset class, REITs, which suffered one of their worst price declines in history, after peaking in February 2007. Our net inflows were offset by price depreciation and, as a result, we ended 2007 with $29.8 billion under management, nearly identical to the level at which we started the year.

The composition of those assets, however, was very different. Whereas U.S. REITs constituted 59% of our assets at the beginning of the year, this percentage had declined to 43% by year-end. The vast majority of our flows were into international and global real estate portfolios. But we also attracted significant assets to our non-real estate strategies. With this asset diversification we continued to achieve one of our most important strategic objectives: to reduce our reliance on any one asset class and to take advantage of growth opportunities in others.

While we have diversified our asset base, we have continued to strengthen our position in the global real estate securities industry. We have a longstanding tradition of innovation, and remain a world leader in real estate assets under management, the size of our investment staff and the infrastructure to support this effort. As evidence, we continue to receive important industry accolades. Cohen & Steers Realty Shares was once again selected to be one of the "Money 70"


Seattle
New York
London
Brussels
Hong Kong

New York

- Our firm is headquartered in New York City, which is also home to our global real estate securities investment team, our preferred securities team and our global utility and infrastructure team.
- Our New York-based investment professionals conduct extensive research while leveraging insights from our offices located around the world.

Brussels

- Our Brussels-based investment team specializes in non-U.S. real estate securities and provides us with in-depth coverage of key European markets.

London

- Our London-based investment team focuses on U.K. and European real estate securities.

Hong Kong

- Analysts in our Hong Kong office cover Asia Pacific markets, including Japan, China, Hong Kong, Singapore and Australia.

Seattle

- Our Seattle-based large cap value equity team conducts bottom-up research to build portfolios of common stocks with high dividend growth.

funds chosen by *Money* magazine as one of the best in its class. And Cohen & Steers Asia Pacific Realty Shares was one of the best-performing real estate mutual funds in 2007.

Our investment banking unit enjoyed its best year ever, and was a meaningful contributor to our revenue and profits. We enjoyed success primarily in capital-raising and M&A assignments. While this segment's results can be unpredictable, our bankers have established a strong franchise in both the health care and real estate banking businesses.

With respect to opportunities, we ended the year in excellent financial condition, with $231 million in cash and liquid assets and no debt. Our strong balance sheet is one of our most important assets and will enable us to pursue new strategies and take advantage of future opportunities.

In short, despite market headwinds in 2007, we continued to build our asset management business and strengthen the platform needed to support it. We introduced new funds, penetrated new markets and added depth to our worldwide staff. On the following pages we elaborate on our 2007 results and our future growth plans.



Robert H. Steers
Co-chairman & co-chief executive officer

Martin Cohen
Co-chairman & co-chief executive officer

Joseph M. Harvey
President


Challenges & Opportunities

The greatest challenge we faced in 2007 was the condition of the market for U.S. REITs, the largest asset class that we manage.

For the first time in eight years, the U.S. REIT market declined 19% in price—the largest calendar-year decline ever—and 16% on a total return basis.* Ironically, direct real estate markets continued to enjoy strong operating fundamentals, which have carried over into 2008. In our opinion, the decline was precipitated by three developments. First, REITs had delivered an average annual total return of 22% from 2000 to 2006, including 35% in 2006 alone—a level that was well above the long-term trend and understandably unsustainable. Their final upward surge in prices in early 2007 was due to a wave of takeovers and privatizations of many public real estate companies—including the very largest. (In 2006 and 2007, $231 billion of takeovers were transacted.) Second, the upheaval in the financial markets, beginning at mid-year, affected every credit-sensitive industry. Since real estate transaction activity is reliant on the availability of debt capital, this upheaval was perceived as a short-term negative for property values. And third, the anticipated slowdown in the U.S. economy in 2008 was expected to result in a decline in the rate of REIT earnings growth, precipitating a contraction in REIT valuations. European real estate shares also suffered in 2007, as most of the region had been experiencing many of the same problems as the United States. Meanwhile, in Asia, the bull market in both direct real estate and public property companies continued unabated, supported by that region's strong fundamentals, capital availability and ongoing growth.

As 2008 began, U.S. REITs (as well as European property companies) were trading at historically low valuations relative to earnings, net asset values and prospective growth rates. In short, any valuation excesses that were priced into the stocks over the past several years had been wrung out, with many company shares sold down to prices not seen in over five years.

We make two observations relative to the future. First, over the course of their history REITs have had infrequent bear market declines, which were always followed by long periods of substantial gains. Second, and perhaps more important, over the past decade REITs have developed a very large and loyal worldwide investor constituency that is committed to long-term investment in the asset class. Whereas in prior weak periods we had substantial outflows from our open-end funds and institutional clients, in this cycle capital inflows have remained strong and outflows have been relatively modest. This is encouraging with respect to the strength of our core capabilities and the outlook for a return of growth in our assets under management.

* FTSE NAREIT Equity REIT Index


Innovation & Asset Diversificat

Assets Under Management by Strategy
$ Millions at December 31, 2007


$2,971
Preferreds
$2,966
Utilities and Listed Infrastructure
$1,109
Large Cap Equity
$543
Cash
$459
Fund of Funds
$12,846
U.S. Real Estate Securities
$8,892
International Real Estate Securities

In 2007 we continued to diversify our asset base by expanding our international real estate and large cap value businesses and establishing quantitative research and hedging capabilities. Our international real estate assets grew from $5.4 billion (18% of total assets) to $8.9 billion (30%). We introduced Cohen & Steers European Realty Shares and now offer a comprehensive suite of real estate investment strategies worldwide. We offer SICAVs (Luxembourg-based mutual funds) for every REIT strategy, and open-end funds in Australia as well, so that non-U.S. investors can access the same Cohen & Steers capabilities as U.S. investors.

To support this growth we have added to our staffs around the world. We are pleased to have attracted some of the best talent in the industry, including Scott Crowe, who joined us as our global real estate securities strategist, a position he had held at UBS, where he gained worldwide recognition.

Rick Helm continued his winning large cap value performance record. Cohen & Steers Dividend Value Fund was a top performer in its category and has begun to attract significant assets. We were chosen by Harbor Funds to sub-advise its large cap value fund, and within a few months, that fund's performance improved dramatically. Further, in addition to growth in the retail channel, we are attracting a significant number of institutional separate accounts. Here too, we have added to the team in anticipation of strong growth.

Our utility team, led by Bob Becker, turned in a banner year. Utilities was one of the best-performing sectors of the market in 2007, and our open-end Cohen & Steers Utility Fund was a market leader.

In 2007 we established our quantitative strategies team, headed by Yigal Jhirad, a 20-year veteran of Morgan Stanley, where he developed option strategies for that firm's clients. Now he does that for us. Our initial effort, Cohen & Steers Global Income Builder, a closed-end fund, raised $534 million, including leverage. That fund encompasses all of our income-oriented investment strategies and adds a covered-call option overlay that may produce higher income while reducing risk. This is the first of many funds that will employ similar strategies. In the meantime, we are beginning to employ these strategies in our existing funds.

We have begun to modernize some of our fund strategies to provide a greater universe of investment choices and improve performance. For example, Cohen & Steers Realty Focus, which is now called Cohen & Steers Global Realty Shares, has adopted a global investment strategy. Cohen & Steers Realty Income Fund has adopted a broader total return strategy. We have also expanded our utility universe to include global infrastructure companies.

The benefit of these efforts is that our growth is much less reliant on one market sector. Whereas up until two years ago our assets were directly correlated to the U.S. REIT indexes, there is now little or no correlation.

Global Perspective & Local Foc



One of our greatest achievements has been the build-out of a global investment organization. We have added strong investment professionals to each of our foreign offices. We now have analysts who speak the language of every country in which we invest, and we trade on a 24-hour basis. We have also built an equally strong infrastructure to complement the investment team. This includes investment administration, compliance and state-of-the-art information technology.

Our next initiative is to build effective marketing and client service teams in these offices. Our goal is to take advantage of asset-gathering opportunities in Europe and Asia. In our Hong Kong office, Stephen Kenneally assumed the position of manager for business development in Asia Pacific. Steve comes to us from Colonial First State, where he was the CEO of their Hong Kong office. His experience, reputation and contacts are exceptional. Establishing relationships in this part of the world takes time and a local presence, and we are willing to dedicate the requisite resources because we believe both the investment opportunity and the business opportunity are very large. That patience has certainly paid off in Australia, where after several years and many visits we have made very good progress. In addition to being awarded accounts from some of the leading superannuation funds there, we have also been chosen to manage a sizable global fund for individual investors sponsored by Zurich Investments.

In London, Paul Osborne joined us to lead our business development efforts, having had several important and successful institutional marketing assignments in the U.K. There and in the rest of Europe the business is primarily driven by relationships with consultants, investment advisors, pension plans and financial institutions. Fortunately, Joe Houlihan, CEO-Europe, and Gerios Rovers, CIO-Europe, both have longstanding relationships built throughout their more than 20 years in the business. Along with Paul's experience and our strong name recognition, we are now extremely well positioned in these important markets.


Strategic Growth & Focused Commitm

As an asset manager we are always subject to the fluctuations of the financial markets. While the seven-year bull market in REITs was instrumental in the growth of our business, the headwinds that developed in the second half of 2007 had a negative impact. Thus, one of our biggest challenges has been to balance the growth of our business with the contraction of our markets. Historically, whether as a private or a public company, we have never let market fluctuations steer us off our strategic course. The same is true today.

Having built out our retail and institutional sales forces over the past two years, we are continuing to develop sound investment vehicles that deliver the characteristics that investors seek. We are expanding our global real estate research to include emerging markets, a potentially exciting area in which public real estate companies are playing an increasing role in these countries' growth. We have expanded and will further expand our global infrastructure capabilities, as this too is an investment area that, in both the developed and developing world, offers great promise. We are also beginning to employ long-short strategies that can offer investors steady returns with less risk. Many of our strategies are integrating the use of hedging techniques, an area in which we now have exceptional expertise. While we are reluctant to employ the over-used term "alternative investments," we believe that the long-only model of the past, while still appropriate in many portfolios, is being replaced in others by new strategies and techniques. Our goal is to maintain the most modern suite of investment offerings while maintaining our strong reputation.

We enter 2008 encouraged by our success in meeting the challenges of 2007 and energized by the opportunities that lie ahead. Our talented team and expanding global reach allow us to deliver new products and portfolios that meet our clients' evolving needs. The growing diversification of our assets underscores our commitment to delivering consistent results to our shareholders through market cycles. We look forward to updating you on our progress throughout the year.

2007 Business Financial Highlights

Financial Highlights

- Revenues rose 47.5% to $282.4 million in 2007, compared with $191.5 million in 2006.
- In 2007 the company recorded net income of $75.5 million, or $1.77 per diluted share—both of which set records for the firm.
- We increased our quarterly dividend by 54%, from $0.13 per share to $0.20 per share.
- For the year ended December 31, 2007, the company recorded $12.3 billion of gross inflows and $5.4 billion of net inflows, both of which were records for the firm since going public in 2004.
- The investment banking unit had record revenue of $27.3 million, which was derived primarily from capital raising and M&A assignments.

Diversification of Investment Offerings

- U.S. REIT common stock assets comprised 43% of the company's total assets as of December 31, 2007, compared with 59% as of December 31, 2006.
- Cohen & Steers Global Income Builder, Inc. was launched. This closed-end fund capitalizes on all five of the company's dividend-oriented strategies and employs a covered-call option overlay.
- Cohen & Steers European Realty Shares, an open-end real estate mutual fund that invests in European real estate securities, was launched.
- Cohen & Steers SICAV Asia Pacific Real Estate Securities Fund, an open-end fund for non-U.S. investors, was launched.
- Net inflows of $1.8 billion into Cohen & Steers International Realty Fund brought its total assets to $3.7 billion. This is the largest open-end international real estate mutual fund in the United States.
- Cohen & Steers became a subadvisor to the Harbor Large Cap Value Fund.
- Cohen & Steers established a quantitative strategies and hedging team.

COHEN & STEERS
FORM 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT
PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

Commission File No. 001-32236

COHEN & STEERS, INC.

(Exact name of registrant as specified in its charter)

Delaware	14-1904657
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
280 Park Avenue, New York, New York	10017
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (212) 832-3232

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of the registrant's knowledge, in the definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☒
Non-Accelerated Filer ☐ (Do not check if a small reporting company)	Smaller reporting company ☐

Indicate by check whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act. Yes ☐ No ☒

The aggregate market value of the voting common stock held by non-affiliates of the Registrant as of June 30, 2007, was approximately $678 million. There is no non-voting common stock of the Registrant outstanding.

As of March 10, 2008, there were 41,479,723 shares of the Registrant's common stock issued and outstanding.

Documents Incorporated by Reference

Portions of the definitive Proxy Statement of Cohen & Steers, Inc. filed pursuant to Regulation 14A of the general rules and regulations under the Securities Exchange Act of 1934, as amended, for the 2008 annual meeting of stockholders to be held on May 9, 2008 ("Proxy Statement") are incorporated by reference into Part III of this Form 10-K.

COHEN & STEERS, INC.
TABLE OF CONTENTS

PART I

Item 1. Business

OVERVIEW

Cohen & Steers, Inc. ("CNS"), a Delaware corporation formed in 2004, together with its wholly-owned subsidiaries manages high-income equity portfolios, specializing in U.S. REITs, international real estate securities, preferred securities, utilities and listed infrastructure securities and large cap value stocks. CNS and its subsidiaries are collectively referred to as the "Company," "we," "us" or "our." We serve individual and institutional investors through a wide range of open-end mutual funds, closed-end mutual funds and institutional separate accounts. As a complement to our asset management business, we also provide investment banking services to companies in real estate and real estate intensive businesses, including healthcare.

We completed the initial public offering of our common stock in 2004. Prior to the completion of the initial public offering and pursuant to a reorganization into a holding company structure, CNS became the parent holding company of Cohen & Steers Capital Management, Inc. ("CSCM"), our asset management subsidiary, and together with our direct and indirect subsidiaries, succeeded to the business conducted by CSCM and its subsidiaries since 1986.

We operate in two business segments (each of which is described below): Asset Management and Investment Banking. Financial information, by reportable segment, for each of the three years ended December 31, 2007, 2006 and 2005 is set forth in Note 15 to our consolidated financial statements, "Segment Reporting."

Our Asset Management business derives revenue primarily from investment advisory, administration, distribution and service fees received from open-end and closed-end mutual funds and investment advisory fees received from institutional separate accounts. These fees are based on contractually specified percentages of the assets of each client's portfolio. Revenue fluctuates with changes in the total value of the portfolios and is recognized over the period that the assets are managed.

Our Investment Banking business derives revenue primarily from advising our clients on mergers, acquisitions, corporate restructurings, recapitalizations and similar corporate finance transactions and placing securities both as agent and underwriter for our clients. These fees are generally earned upon the consummation of the transaction pursuant to the terms of individual agreements.

Asset Management

At December 31, 2007, we managed $29.8 billion in assets—$10.3 billion in 11 closed-end mutual funds, $8.9 billion in 17 open-end mutual funds and $10.6 billion in 82 institutional separate account portfolios for institutional investors.

The assets we manage decreased 0.4% to $29.8 billion at December 31, 2007 from $29.9 billion at December 31, 2006. Changes in the assets we manage can come from two sources—inflows (or outflows) and market appreciation (or depreciation). The $110 million decrease in the assets we managed from 2006 to 2007 was the result of market depreciation of $5.5 billion partially offset by net inflows of $5.4 billion.

While we have maintained our position as one of the nation's largest managers of real estate mutual funds, we have continued to diversify our asset management capabilities and expand our product offerings by:

- Launching Cohen & Steers SICAV Asia Pacific Real Estate Securities Fund, an open-end mutual fund for non-U.S. investors, in October 2007. The fund seeks income and long-term capital appreciation by investing in shares of publicly traded Asia Pacific real estate companies.

- Launching Cohen & Steers Global Income Builder, Inc., a closed-end mutual fund that capitalizes on all five of the company's dividend-oriented strategies and employs a covered-call option overlay, in July 2007. This fund raised $534 million, including leverage.

- Our appointment as subadviser to the Harbor Large Cap Value Fund in June 2007.

- Launching Cohen & Steers European Realty Shares in April 2007, an open-end mutual fund that seeks total return through investment in European real estate equity securities.

Account Types
We manage three types of accounts: closed-end mutual funds, open-end mutual funds and institutional separate accounts.

Closed-End Mutual Funds. The 11 closed-end mutual funds for which we are the investment advisor are registered investment companies that have issued a fixed number of shares through public offerings. These shares are listed on the New York Stock Exchange and cannot be redeemed by their shareholders. The trading price of the shares of a closed-end mutual fund is determined by supply and demand in the marketplace, which means the shares may trade at a premium or discount to the net asset value of the funds.

Investment advisory fees for the closed-end mutual funds vary based on each fund's investment objective and strategy, fees charged by other comparable mutual funds and prevailing market conditions at the time each closed-end mutual fund initially offered its shares to the public. In addition, we receive a separate fee for providing administrative services to nine of the eleven closed-end mutual funds at a rate that is designed to reimburse us for the cost of providing these services. For services under the investment advisory and administration agreements, closed-end mutual funds pay us a monthly fee based on a percentage of the fund's average daily net assets. In the year ended December 31, 2007, investment advisory and administrative fees from our closed-end mutual funds totaled approximately $78.0 million and accounted for 36% of investment advisory and administrative fee revenue.

In order to reduce expenses for certain of the closed-end mutual funds, we have agreed to waive a portion of the investment advisory fees otherwise payable by such funds. These waivers began to expire in January 2006 and continue through March 2012. Each of our investment advisory agreements with a closed-end mutual fund, including the fees payable under the waiver agreements, is subject, following the initial two year term, to annual approval by the mutual fund's board of directors, including at least a majority of the independent directors. Our investment advisory and administration agreements with the closed-end mutual funds are generally terminable upon 60 or fewer days notice.

The table below describes each such closed-end mutual fund's investment advisory fee charged in 2007 and what is scheduled to be charged, after giving effect to the amount of the fee that we have agreed to waive for each year (as a percentage of managed assets):

Year	Cohen & Steers Advantage Income Realty Fund, Inc. (through 12/31)	Cohen & Steers Quality Income Realty Fund, Inc. (through 12/31)	Cohen & Steers Premium Income Realty Fund, Inc. (through 8/31)	Cohen & Steers REIT and Utility Income Fund, Inc. (through 1/31)	Cohen & Steers Select Utility Fund, Inc. (through 3/31)	Cohen & Steers Worldwide Realty Income Fund, Inc. (through 3/31)
2007	0.57%	0.59%	0.60%	0.65%	0.65%	0.65%
2008	0.64%	0.65%	0.65%	0.65%	0.65%	0.80%
2009	0.71%	0.71%	0.70%	0.70%	0.70%	0.95%
2010	0.78%	0.77%	0.75%	0.75%	0.75%	0.95%
2011	0.85%	0.83%	0.80%	0.80%	0.80%	0.95%
2012	0.85%	0.85%	0.80%	0.85%	0.85%	0.95%

Open-End Mutual Funds. The 17 open-end mutual funds for which we are the investment advisor offer and issue new shares continuously as funds are invested and redeem shares when funds are withdrawn. The share price for purchases and redemptions of each of the open-end mutual funds is determined by each fund's net asset value, which is calculated at the end of each business day. The net asset value per share is the current value of a fund's assets less liabilities, divided by the fund's total shares outstanding.

Investment advisory fees for the open-end mutual funds vary based on each fund's investment objective and strategy, fees charged by other comparable mutual funds and the nature of the investors to whom the mutual fund is offered. In addition, we receive a separate fee for providing administrative services to each open-end mutual fund at a rate that is designed to reimburse us for the cost of providing these services. Each of the open-end mutual funds pays us a monthly administration fee based on a percentage of the fund's average daily net assets. In the year ended December 31, 2007, investment advisory and administrative fees from our open-end mutual funds totaled approximately $92.7 million and accounted for 43% of investment advisory and administrative fee revenue.

Our investment advisory and administration agreements with the open-end mutual funds are generally terminable upon 60 or fewer days notice, and each investment advisory agreement, including the fees payable thereunder, is subject to annual approval, after the first two years, by the open-end mutual fund's board, as well as by a majority of the directors who are not interested persons, as defined by the Investment Company Act of 1940 (the "Investment Company Act").

Institutional Separate Accounts. The 82 institutional separate accounts for which we are the investment advisor represent portfolios of securities we manage for institutional clients. We manage the assets in each institutional separate account in a manner tailored to the investment preferences of that individual client as defined within each client's individual investment advisory agreement. Our investment advisory agreements with the institutional separate account clients are generally terminable upon 60 days notice. In the year ended December 31, 2007, investment advisory fees from our institutional separate accounts totaled approximately $46.6 million and accounted for 21% of investment advisory and administrative fee revenue.

Sub-advisory assets, which may be sold to retail investors, are included in our institutional separate account assets. Sub-advisory assets represent accounts for which we have been named as a sub-advisor by the investment advisor to that account. As sub-advisor, we have responsibility for managing the portfolio's investments, while the investment advisor oversees our performance as sub-advisor. Wrap fee assets represent assets received from investment programs, which bundle a number of investment services for one fee.

Portfolio Consulting and Other Services. As portfolio consultant, we provide several services in connection with investment products such as unit investment trusts ("UITs"). A UIT is a registered investment company that holds a portfolio of securities that generally does not change during the life of the product (generally two to five years) except that the sponsor of the UIT may sell portfolio securities under certain narrowly defined circumstances. As portfolio consultant to a number of UITs, we construct a portfolio of securities that we believe is well suited to satisfying the investment objective of the UIT. We also provide ongoing portfolio monitoring services related to the portfolio. Finally, we provide a license to certain firms to use our name in connection with certain of their investment products. At December 31, 2007, we provided such advisory consulting services to UITs with aggregate assets of $1.6 billion. These assets are not included in the assets we manage.

In addition, we maintain a proprietary index, Cohen & Steers Realty Majors Index (RMP), which is the basis for the iShares Cohen & Steers Realty Majors Index Fund (ICF) sponsored by Barclays. We earn a licensing fee based on the fund's assets for the use of our index.

Our fee schedules for these relationships vary based on the type of services we provide for each relationship.

Our Investment Process. Our investment process is based on fundamental portfolio and company research. Our investment committees and portfolio managers formulate investment strategies that take into account the economy, industry fundamentals and valuation for each of our portfolio strategies. An investment committee oversees the portfolio manager and research team responsible for each of our portfolio strategies. Martin Cohen and Robert H. Steers, our co-chairmen and co-chief executive officers, and Joseph M. Harvey, our president, head our investment committees.

Our research analysts must subject the companies that they cover to a detailed fundamental analysis. They focus on a company's management, business plan, balance sheet, industry position and corporate governance. We also require our research analysts to spend a significant amount of time interacting with and visiting company management, as well as talking to competitors, vendors, analysts and other industry participants. Investment performance is a primary determinant of incentive compensation for our investment professionals.

We have developed valuation models that are unique to each of our portfolio strategies. These models have been shown to be highly effective in identifying relative value. We use our valuation models daily to build and manage portfolios with the strict discipline to which we adhere.

Each of the 28 mutual funds and 82 institutional separate accounts that we currently manage adheres to one of the following investment strategies, which may employ leverage:

U.S. Realty Total Return is a core U.S. REIT strategy that seeks total return with a balance of current income and capital appreciation.

U.S. Realty Focus is a concentrated U.S. REIT strategy that seeks maximum total return.

U.S. Realty Income is a U.S. REIT strategy that seeks above-average income first and capital appreciation second with lower volatility than the overall U.S. REIT market.

Global Income is a strategy that invests in real estate securities of companies based in the United States and in other developed and emerging countries that seeks above-average income first and capital appreciation second.

Global Total Return is a strategy that invests in real estate securities of companies based in the United States and in other developed and emerging countries that seeks total return.

International Realty Total Return is a total return-oriented strategy that invests in real estate securities of companies based outside the United States.

European Realty Total Return is a total return-oriented strategy that invests in real estate securities of companies based in Europe.

Asia Pacific Realty Total Return is a total return-oriented strategy that invests in real estate securities of companies based in Asia and the Pacific.

Large Cap Value is a total return-oriented strategy that invests in large capitalization U.S. securities with above-average dividend growth.

REIT Preferred Securities is an income-oriented strategy that invests exclusively in REIT preferred securities.

Preferred Securities is an income-oriented strategy that invests exclusively in preferred securities.

REIT and Preferred is a balanced strategy combining the equity characteristics of REITs with the fixed income characteristics of preferred securities.

REIT and Utility is a balanced strategy combining the equity characteristics of both REITs and utility securities.

Global Listed Infrastructure is a total return-oriented strategy that invests exclusively in publicly traded infrastructure companies around the world and seeks above average income.

Closed-end Opportunity is a total return strategy consisting of high current income and potential capital appreciation that invests in the common stock of other closed-end mutual funds.

Global Income Builder is a total return strategy that allocates to all five of our dividend-oriented portfolios and employs a covered call options overwriting strategy to enhance current income.

Our Distribution Network. Our distribution network encompasses the major channels in the asset management industry, including large brokerage firms, registered investment advisors and institutional investors. The open-end mutual funds for which we are the investment advisor are available for purchase with and without commissions through full service and discount broker/dealers and the significant networks serving financial advisors. We provide advisory and administration services to our closed-end and open-end mutual funds under the Cohen & Steers brand name. Cohen & Steers VIF Realty Income Fund, Inc., an open-end mutual fund, is offered to the variable insurance market.

Our institutional separate account relationships extend to institutions such as pension and endowment funds and insurance companies, and to high net worth individuals. We extend the reach of our distribution network by providing investment sub-advisory services to several mutual funds, with assets of approximately $6.1 billion as of December 31, 2007, which are sponsored by other financial institutions and distributed in the United States, Canada, Europe and Japan. These assets are included in the institutional separate account assets we manage.

Investment Banking

As a complement to our asset management business, and to capitalize on our extensive expertise in public real estate securities and companies, in 1999 we established an investment banking practice that specializes in providing services to companies in real estate and real estate intensive businesses, including healthcare.

Our investment banking business strategy focuses on providing a full range of services to a universe of companies in select real estate intensive businesses. These services include the following areas:

Mergers & Acquisitions—We provide a full range of merger and acquisition advisory services involving the purchase or sale of public or private companies or their business units through a combination of broad auctions or targeted negotiations. We also facilitate leveraged buyouts and strategic capital infusions, and provide our clients with advice relating to takeover defenses.

Restructurings—We have developed a broad range of corporate restructuring advisory services. These services include advice with respect to debt and lease restructurings, recapitalization transactions, exchange offers and bankruptcy advisory services.

Capital Raising—We provide capital raising services as both agent and underwriter in connection with the sale of public and private debt, preferred, equity linked and equity securities.

Investment banking fees are negotiated on a client-by-client basis depending upon the nature and scope of the assignment and the market for such services. These fees are typically calculated as a percentage of the value of the transaction contemplated. For example, for a capital raising transaction, we would typically receive a fee based on a percentage of the gross proceeds raised in such transaction.

Competition

We face substantial competition in every aspect of our business. Factors affecting our business include brand recognition, business reputation, investment performance, quality of service and the continuity of client relationships. Fee competition also affects the business, as do compensation, administration, commissions and/or other expenses paid to intermediaries.

Performance and price are the principal methods of competition. Prospective clients and mutual fund shareholders will typically base their decisions on our ability to generate returns that exceed a market index, i.e. our "performance," and on our fees, or "price." Individual mutual fund holders may also base their decision on the ability to access the mutual funds we manage through a particular distribution channel. Institutional separate account clients are often advised by consultants who may include other factors in their decisions for these clients.

We compete with a large number of global and U.S. investment advisors, commercial banks, broker/dealers, insurance companies and other financial institutions. We are considered a small to mid-sized investment advisory firm. Many competing firms are parts of larger financial services companies and attract business through numerous means including retail bank offices, investment banking and underwriting contacts, insurance agencies and broker/dealers.

More specifically, in the real estate securities investment advisory business we face competition from a variety of competitors. Real estate security mutual fund sponsors include: large nationally recognized investment advisory firms that offer a variety of mutual funds across many different asset types; investment advisors that offer mutual funds whose primary investment objective is income; smaller boutique type firms that specialize solely in publicly traded real estate securities and firms that invest directly in real estate. Additionally, a number of financial advisors offer clients the ability to manage separate real estate security portfolios.

The growing acceptance of REITs and other high-income equity securities by both institutional and individual investors has encouraged a number of firms to begin managing income oriented equity securities, and our competitors seek to expand their market share among the same client base that we serve. Financial intermediaries that provide our products to their clients may also provide competing products. Many current and potential competitors have greater brand name recognition and more extensive client bases, which could be to our disadvantage. In addition, our larger competitors have more resources and may have more leverage to expand their distribution channels and capture market share through ongoing business relationships and extensive marketing efforts. Conversely, relative to our larger competitors, we are potentially able to grow our business at a faster rate from a relatively smaller asset base. In addition, we believe we are able to shift resources to respond to changing market conditions more quickly than many larger investment advisory firms.

The open-end mutual funds for which we are the investment advisor face significant competition from other open-end mutual funds, exchange traded funds and other investment companies and hedge funds. They vary both in size and investment philosophy and their shares are offered to the public on a load and no load basis. Advertising, sales promotions, the type and quality of services offered and investment performance influence competition for open-end mutual fund sales.

On an annual basis, investment advisory fees for the mutual funds we manage are subject to approval by the mutual fund board of directors, as well as by a majority of the directors who are not interested persons, as defined by the Investment Company Act. On this basis, we believe that fund performance and expenses, based on the level of services we provide, for the mutual funds for which we are the investment advisor, compare favorably to competitor funds.

We also face competition in attracting and retaining qualified employees. The ability to continue to compete effectively in our businesses depends in part on our ability to compete effectively in the market for investment professionals.

Our investment banking business faces competition from other investment banking and financial advisory firms. We compete with them on the basis of a number of factors, including transaction execution skills, range of services, innovation, reputation and price. A number of our competitors have greater capital and other resources, and offer more comprehensive lines of services, than we do. Many of our competitors maintain relationships with our clients and compete directly with us for transactions. We rely largely on the client relationships and the extensive expertise of our team of investment banking professionals to differentiate ourselves from our competition.

Regulation

Our business, and the securities business in general, is subject to extensive regulation in the United States at both the federal and state level, as well as by self regulatory organizations (each, a "SRO"). The Securities and Exchange Commission ("SEC") is responsible for enforcing the federal securities laws and serves as a supervisory body for all federally registered investment advisors, as well as for national securities exchanges and associations.

CSCM is registered as an investment advisor with the SEC and is subject to the requirements and regulations of the Investment Advisers Act of 1940 (the "Advisers Act"). Such requirements relate to, among other things, recordkeeping and reporting requirements, disclosure requirements, limitations on agency cross and principal transactions between an advisor and advisory clients, as well as general anti-fraud prohibitions. Moreover, in our capacity as an investment advisor to mutual funds, we are subject to the Investment Company Act and its rules and regulations. The Investment Company Act regulates the relationship between a mutual fund and its investment advisor and prohibits or severely restricts principal transactions and joint transactions between a mutual fund and its investment advisor and other affiliates.

Our subsidiaries, Cohen & Steers Capital Advisors, LLC ("Advisors") and Cohen & Steers Securities, LLC ("Securities"), are broker/dealers. The regulation of broker/dealers has, to a large extent, been delegated by the federal securities laws to SROs, which adopt rules that govern the industry. The Financial Industry Regulatory Authority ("FINRA") is the designated SRO for Advisors and Securities and conducts periodic examinations of their operations. Broker/dealers are subject to regulations which cover all aspects of the securities business, including sales practices, market making and trading among broker/dealers, use and safekeeping of clients' funds and securities, capital structure, recordkeeping and the conduct of directors, officers and employees. Our registered broker/dealer subsidiaries are each subject to certain net capital requirements under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. The net capital requirements, which specify minimum net capital levels for registered broker/dealers, are designed to measure the financial soundness and liquidity of broker/dealers. In addition, these subsidiaries are subject to regulation under the laws of the states and territories in which they are registered to conduct securities or investment advisory businesses.

Our subsidiaries are subject to the USA PATRIOT Act of 2001 (the "PATRIOT Act"), which contains the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001. The PATRIOT Act contains anti-money laundering measures affecting insured depository institutions, broker/dealers and certain financial institutions. The PATRIOT Act requires U.S. financial institutions to adopt policies and procedures to combat money laundering and grants the Secretary of the Treasury broad authority to establish regulations and to impose requirements and restrictions on financial institutions' operations. We have established policies and procedures designed to ensure compliance with the PATRIOT Act and the related regulations.

Our subsidiaries, Cohen & Steers Asia Limited, Cohen & Steers UK Limited and Cohen & Steers Europe S.A. are subject to the laws of Hong Kong, the United Kingdom and Belgium, respectively, and are regulated by the Hong Kong Securities and Futures Commission, the United Kingdom Financial Services Authority and the Belgium Banking, Finance and Insurance Commission, respectively. They each have developed comprehensive compliance systems in order to satisfy applicable regulatory requirements. Cohen & Steers Europe S.A. is also regulated by the Luxembourg Commission de Surveillance de Secteaur Financier. In addition, Cohen & Steers UK Limited and Cohen & Steers Europe S.A. must comply with the pan-European regime established by the Markets in Financial Instruments Directive which regulates the provision of investment services throughout the European Economic Area, as well as the Capital Requirements Directive, which delineates regulatory capital requirements.

The failure of our internal operations to comply with the applicable regulatory frameworks could have a material adverse effect on us.

Additional legislation, changes in rules promulgated by the SEC, other international, federal and state regulatory authorities and SROs, or changes in the interpretation or enforcement of existing laws and rules may directly affect our method of operation and profitability. Our profitability could also be affected by rules and regulations that impact the business and financial communities in general, including changes to the laws governing taxation, antitrust regulation and electronic commerce. In addition, the SEC and other governmental agencies have been very active in investigating the mutual fund industry. The SEC has adopted and proposed various rules, and legislation has been introduced in Congress, the effect of which will further regulate the mutual fund industry and impose additional compliance obligations, and costs for fulfilling such obligations, on us.

Employees

As of December 31, 2007, we had 220 full-time employees. None of our employees are subject to any collective bargaining agreements. We believe we have good relations with our employees.

Available Information

We file annual, quarterly and current reports, proxy statements and all amendments to these reports and other information with the SEC. We make available free of charge on or through our website at ***www.cohenandsteers.com*** our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K (and all amendments to those reports) as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC, and also make available on our website the charters for the Audit, Compensation, and Nominating and Corporate Governance Committees of the Board of Directors, our Code of Business Conduct and Ethics, our Code of Ethics for Chief Executive and Senior Financial Officers and our Corporate Governance Guidelines. Further, we will provide, without charge upon written request, a copy of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports as well as the committee charters, our Code of Business Conduct and Ethics, our Code of Ethics for Chief Executive and Senior Financial Officers and our Corporate Governance Guidelines. Requests for copies should be addressed to Salvatore Rappa, Senior Vice President and Associate General Counsel, Cohen & Steers, Inc., 280 Park Avenue, New York, New York 10017. You may also read and copy any document we file at the SEC's Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Reports, proxy statements and other information regarding issuers that file electronically with the SEC, including our filings, are also available to the public from the SEC's website at *http://www.sec.gov*.

Item 1A. Risk Factors

We depend on Martin Cohen and Robert Steers, our co-chairmen and co-chief executive officers, and the loss of their services would have a material adverse effect on us.

We depend on the efforts of Mr. Cohen and Mr. Steers. Mr. Cohen and Mr. Steers head each of our investment committees with our president, Joseph Harvey, and they oversee the portfolio manager and research teams responsible for each of our portfolio strategies. Although we expect Mr. Cohen and Mr. Steers to continue to act in their current positions, the loss of their services would have a material adverse effect on us.

Our ability to operate our company effectively could be impaired if we lose, fail to retain or recruit key personnel.

The market for qualified portfolio managers is extremely competitive. It is imperative for us to add and retain the portfolio managers and investment analysts that form the foundation of our company. However, we may not be successful in our efforts to recruit and retain the required personnel. In addition, our investment professionals and senior marketing personnel have direct contact with our institutional separate account clients, which can lead to strong client relationships. The loss of these personnel could jeopardize our relationships with certain institutional separate account clients, and result in the loss of such accounts. Further, our investment banking business relies on the expertise, business origination efforts and client relationships of our three senior investment banking professionals. The loss of these professionals could result in the loss of our investment banking clients and jeopardize the viability of our investment banking business. Moreover, we employ compensation mechanisms involving the use of equity compensation that may not be effective, especially if the market price of our common stock declines. The loss of key personnel or the inability to recruit and retain portfolio managers, marketing personnel or investment banking professionals could have a material adverse effect on our business.

A decline in the prices of securities could lead to a decline in revenue and earnings.

A significant portion of our revenue is derived from the investment advisory and administration fees we receive from our clients. These fees are based on the market value of the assets underlying the agreements that govern the fee calculations. Accordingly, a decline in the price of the securities in which we invest on behalf of our clients generally, and real estate securities in particular, could cause our revenue and earnings to decline. In addition, a decline in the market value of these assets could cause our clients to withdraw funds in favor of investments they perceive as offering greater opportunity or lower risk, which could also negatively impact our revenue and earnings.

The securities markets are highly volatile, and securities prices may increase or decrease for many reasons, including economic, financial or political events.

A general decline in the performance of securities in the real estate sector could have an adverse effect on the assets we manage and our revenue.

As of December 31, 2007, 43% of the assets we managed were concentrated in U.S. real estate common stocks and 30% were concentrated in non-U.S. real estate securities. Real estate securities and real property investments owned by the issuers of real estate securities are subject to varying degrees of risk. The returns from investments in real estate depend on the amount of income and capital appreciation generated by the related properties. Income and real estate values may also be adversely affected by such factors as applicable laws (e.g., Americans with Disabilities Act and tax laws), interest rate levels, and the availability of financing. If the properties do not generate sufficient income to meet operating expenses, the income and ability of a real estate company to make payments of any interest and principal on debt securities or any dividends on common or preferred stocks will be adversely affected. In addition, real property and loans on real property may be subject to the quality of credit extended and defaults by borrowers and tenants. Real estate investments are relatively illiquid and, therefore, the ability of real estate companies to vary their portfolios promptly in response to changes in economic or other conditions is limited. A real estate company may also have joint venture investments in certain properties and, consequently, its ability to control decisions relating to such properties may be limited. Declines in the performance of real estate securities could reduce the assets we manage and our revenue.

Our growth may be constrained by the limited size and number of issuers in the real estate securities market.

Real estate securities investment continues to play an important role in the overall prospects of our business. Our ability to continue our growth in real estate securities management depends in part on growth in the size and number of issuers in the real estate securities market, particularly in the United States. For example, due to the constraints in the size and number of U.S. public real estate securities and issuers, we have in the past and may in the future stop accepting new assets in real estate securities institutional separate account portfolios in certain strategies and in certain open-end mutual funds. We also may be constrained in our ability to sponsor new closed-end mutual funds that invest primarily or significantly in U.S. real estate securities. Such constraints may impair our ability to increase the assets we manage and our revenue.

We may have limited ability to raise additional closed-end mutual fund assets to manage.

Market conditions may preclude us from increasing the assets we manage in closed-end mutual funds. A significant portion of our recent growth in the assets we manage has resulted from public offerings of the common and preferred shares of closed-end mutual funds. As of December 31, 2007, we raised $9.4 billion in closed-end mutual fund offerings of common and preferred shares since May 2001. The market conditions for these offerings may not be as favorable now or in the future, which could adversely impact our ability to grow the assets we manage and our revenue.

At December 31, 2007, our closed-end mutual funds had $3.5 billion in outstanding auction market preferred securities ("AMPS"). AMPS are perpetual securities with dividend rates that are reset periodically—often weekly or monthly—when buyers and sellers come together at an auction. There is currently an imbalance between the number of buyers and sellers in the AMPS market that has resulted in a number of "failed auctions." This has created a lack of liquidity for AMPS investors. We cannot predict when the capital markets will come back into balance to achieve successful auctions for these securities and there is no assurance that market conditions will not change, which may require us to redeem or replace the AMPS issued by our closed-end mutual funds with an alternative form of financing.

Our clients can withdraw the assets we manage on short notice, making our future client and revenue base unpredictable.

Our investment advisory and administration agreements are generally terminable upon 60 or fewer days notice. In addition, open-end mutual fund investors may redeem their investments in the mutual funds at any time without prior notice. Moreover, each investment advisory agreement, including the fees payable thereunder, with a mutual fund is subject to annual approval by the mutual fund's board, as well as by a majority of the directors who are not interested persons as defined by the Investment Company Act; such approval may not be granted. Institutional and individual clients, and firms with which we have strategic alliances, can terminate their relationships with us, reduce the aggregate amount of the assets we manage or shift their funds to other types of accounts with different rate structures for any of a number of reasons, including investment performance, changes in prevailing interest rates and financial market performance. In a declining stock market, the pace of mutual fund redemptions could accelerate. Poor performance relative to other asset management firms tends to result in decreased purchases of mutual fund shares, increased redemptions of mutual fund shares, and the loss of institutional or individual accounts. Under certain circumstances, stockholder activists may pressure closed-end mutual funds for which we are the investment advisor to tender for their shares, open-end, liquidate or take other actions that may adversely affect the fees we receive from the affected closed-end mutual funds. The decrease in revenue that could result from any such event could have a material adverse effect on our business.

In addition, as required by the Investment Company Act and the Advisers Act, each of our investment advisory agreements automatically terminates upon its "assignment." A sale of a sufficient number of shares of our voting securities could be deemed an "assignment" in certain circumstances. An assignment, actual or constructive, will trigger these termination provisions and may adversely affect our ability to continue managing open-end and closed-end mutual funds and institutional separate accounts.

Loss of significant institutional separate accounts would decrease our revenue.

We managed 82 institutional separate account portfolios at December 31, 2007, of which the six largest represented approximately 49% of the institutional separate account assets we managed and approximately 17% of the total assets we managed. Approximately 7% of our total revenue in 2007 was derived from our six largest institutional separate account portfolios. Loss of, or significant withdrawal from, any of these institutional separate accounts would reduce our revenue. We have, from time to time, lost institutional separate accounts because of decisions by our clients to reallocate their assets to different asset classes or to move their assets to our competitors. In the future, we could lose accounts under these or other circumstances, such as adverse market conditions or poor investment performance.

Future investment performance could reduce the assets we manage and our revenue and income.

Success in the asset management business is dependent on investment performance as well as distribution and client service. Relatively poor performance tends to result in decreased sales, increased withdrawals and redemptions in the case of the open-end mutual funds, and in the loss of separately managed accounts, with corresponding decreases in revenue. Many analysts of the mutual fund business believe that investment performance is the most important factor for the growth of open-end mutual funds. Failure of our investment products to perform well could, therefore, have a material adverse effect on our results of operations and future growth.

A rise in interest rates could negatively impact our business.

Our asset management business could be negatively impacted by rising interest rates. An increase in interest rates could cause the price of certain REITs and other securities in our clients' portfolios to decline. In addition, an increase in interest rates could negatively impact net flows into open-end mutual funds and institutional separate accounts and our ability to offer new closed-end mutual funds. These events would negatively affect our revenue and net income.

The inability to access clients through intermediaries could have a material adverse effect on our business.

Our ability to distribute mutual funds and subadvisory services is highly dependent on access to the client base of national and regional securities firms, banks, insurance companies, defined contribution plan administrators and other intermediaries which generally offer competing investment products. To a lesser extent, our institutional separate account asset management business depends on recommendations by consultants, financial planners and other professional advisors, as well as our existing clients. We may not be able to continue to gain access to these channels. The inability to have this access could have a material adverse effect on our business.

A significant portion of the growth in the mutual fund assets we manage in recent years has been accessed through intermediaries. Loss of any of these distribution channels, and the inability to access clients through new distribution channels, could adversely affect our results of operations and business prospects.

Fee pressures could reduce our revenue and profitability.

There has been a trend toward lower fees in some segments of the asset management business. In order for us to maintain our fee structure in a competitive environment, we must be able to provide clients with investment returns and service that will encourage them to be willing to pay such fees. In addition, the SEC has adopted rules that are designed to improve mutual fund corporate governance. These rules could result in further downward pressure on investment advisory fees in the mutual fund industry. Accordingly, we may not be able to maintain our current fee structure or take advantage of scheduled fee increases. Fee reductions on existing or future new business would have an adverse impact on our revenue and profitability.

Our business strategy may not be successful.

Our business strategy involves diversifying our asset management business to include products and services outside the U.S. real estate securities area. This has entailed hiring additional portfolio managers in areas in which we do not have significant prior experience as well as opening offices both within and outside the United States. In the future, it may entail acquiring other asset management firms.

We may not be successful in locating and hiring or acquiring such portfolio managers or asset management firms and any such hiring activity or acquisitions may not be successful. In addition, our business prospects and future growth are subject to our ability to successfully manage multiple offices and navigate legal and regulatory systems outside the United States. Furthermore, a change in the current tax treatment of dividends could adversely impact our business strategy.

We could experience losses and significant volatility in connection with the activities of our investment banking business.

Our investment banking business operates in a highly competitive environment where there are no long-term contracted sources of revenue. Investment banking assignments are generally related to specific capital raising, merger or acquisition transactions or restructuring projects. Because these transactions are singular in nature and are not likely to recur, the investment banking business must seek new assignments when current assignments are successfully completed or are terminated. Only a limited proportion of investment banking engagements result in a completed transaction for which a fee is earned. The employees of the investment banking business can spend significant amounts of time on transactions that are not completed and for which no fee will be earned. As a result, high activity levels in any period are not necessarily indicative of continued high levels of activity in any other period and the revenue and profitability of our investment banking business can be very volatile.

When an investment banking engagement is terminated, whether due to the cancellation of a transaction due to market reasons or otherwise, we may earn limited or no fees and may not be able to recover the costs that we incurred prior to that termination.

Moreover, each year we advise a limited number of investment banking clients. The composition of the group comprising our largest clients varies significantly from year to year. We expect that our investment banking engagements will continue to be limited to a relatively small number of clients and that an even smaller number of those clients will account for a high percentage of revenue in any particular year. Consequently, the adverse impact on the results of our investment banking business of one lost mandate or the failure of one transaction or restructuring on which we are advising to be completed could be significant.

We may incur losses associated with our underwriting activities, which could adversely affect results and may negatively affect our earnings.
Advisors may act as an underwriter or selling group member in both equity and fixed income product offerings. Particularly when acting as lead or co-lead manager, Advisors has legal exposure. Underwriting involves both economic and litigation risks. An underwriter may incur losses if it is unable to resell the securities it is committed to purchase and liquidate its commitments at less than the agreed purchase price. In addition, an underwriter may be subject to substantial potential liability for material misstatements or omissions in prospectuses and other communications with respect to underwritten offerings. Furthermore, because underwriting commitments require a charge against net capital, Advisors could find it necessary to limit its underwriting participations to remain in compliance with regulatory net capital requirements.

We could suffer losses in earnings or revenue if our reputation is harmed.
Our reputation is important to the success of our business. We believe that the Cohen & Steers brand has been, and continues to be, well received both in our industry and with our clients, reflecting the fact that our brand, like our business, is based in part on trust and confidence. If our reputation is harmed, existing clients may reduce amounts held in, or withdraw entirely from, funds that we advise or funds may terminate their management agreements with us, which could reduce the amount of assets under management and cause us to suffer a corresponding loss in earnings or revenue. Moreover, reputational harm may cause us to lose current employees and we may be unable to continue to attract new ones with similar qualifications, motivations or skills. If we fail to address, or appear to fail to address, successfully and promptly the underlying causes of any reputational harm, we may be unsuccessful in repairing any existing harm to our reputation and our future business prospects would likely be affected.

Expansion into international markets increases our operational, regulatory and other risks.
We have increased our international business activities over the past several years. As a result of such expansion, we face increased operational, regulatory, reputation and foreign exchange rate risks. The failure of our compliance and internal control systems to properly mitigate such additional risks, or of our operating infrastructure to support such international expansion, could result in operational failures and regulatory fines or sanctions.

Compliance failures and changes in regulation could adversely affect us.
Our asset management business is subject to client guidelines and our mutual fund business involves compliance with numerous investment, asset valuation, distribution and tax requirements. A failure to adhere to these guidelines or satisfy these requirements could result in losses that could be recovered by the client from us in certain circumstances.

Our businesses are also subject to extensive regulation in the United States, including by the SEC and FINRA and internationally, including the Hong Kong Securities and Futures Commission, the United Kingdom Financial Services Authority, the Belgium Banking, Finance and Insurance Commission and the Luxembourg Commission de Surveillance de Secteaur Financier. Our failure to comply with applicable laws or regulations could result in fines, suspensions of personnel or other sanctions, including revocation of the registration of any of our subsidiaries as an investment advisor or broker/dealer. Changes in laws or regulations or in governmental policies could have a material adverse effect on us. These changes could have a substantial impact on the regulation and operation of mutual funds and could adversely affect the assets we manage and our revenue and net income.

Regulatory developments designed to increase the independence of mutual fund boards of directors may result in downward pressure on our fees and could result in mutual funds not renewing their investment advisory and administration agreements with us.
The SEC has adopted rules relating to the composition of mutual fund boards of directors and the practices of the independent directors who serve on those boards. The SEC has also adopted rules that require mutual fund shareholder reports to discuss, in reasonable detail, the material factors and conclusions that formed the basis for the approval by a mutual fund's board of directors of any investment advisory agreement, including the fees payable under the agreement. The board of directors of each mutual fund for which we are the investment advisor, including at least a majority of the mutual fund's independent directors, must determine both initially and, following the initial two year term, annually thereafter that the mutual fund's investment

advisory fee is reasonable in relation to, among other things, the performance of the mutual fund, the services provided by the investment advisor and the advisory fees charged to comparable mutual funds. These directors have a fiduciary duty to the mutual fund shareholders. If regulatory developments designed to increase the independence of mutual fund boards of directors result in reductions in the fees payable to other fund managers, this could in turn result in downward pressure on our fees. In addition, the continued receipt of revenue by our asset management business is subject to the risk that our mutual fund boards of directors may determine not to renew investment advisory and administration agreements with us or that they may renew such agreements at lower fee rates than are then in effect.

Failure to comply with "fair value" pricing and late trading policies and procedures may adversely affect us.

The SEC has adopted rules that require mutual funds to adopt "fair value" pricing procedures to address time zone arbitrage, selective disclosure procedures to protect mutual fund portfolio information and procedures to ensure compliance with a mutual fund's disclosed market timing policy. SEC rules also require our funds to ensure compliance with their own market timing policies. Our funds are subject to these rules and, in the event of non-compliance, we may be required to disgorge certain revenue. In addition, we could have penalties imposed on us, be required to pay fines or be subject to private litigation which could decrease our future income, or negatively impact our current business and our future growth prospects.

Regulations restricting the use of "soft dollars" could result in an increase of our expenses.

On behalf of our mutual fund and investment advisory clients, we make decisions to buy and sell securities for each portfolio, select broker/dealers to execute trades and negotiate brokerage commission rates. In connection with these transactions, we may receive "soft dollar credits" from broker/dealers that have the effect of defraying certain of our expenses. If the ability of asset managers to use "soft dollars" were reduced or eliminated our operating expenses would potentially have increased by approximately $2.0 million in 2007. We would expect a similar increase in operating expenses for future periods if the use of "soft dollars" was eliminated or significantly reduced.

The asset management industry is intensely competitive.

Our funds and separate accounts compete against an ever-increasing number of investment products and services sold to the public by investment management companies, investment dealers, banks, insurance companies and others. Many institutions competing with us have greater resources than we do. We compete with other providers of investment products on the basis of the products offered, the investment performance of such products, quality of service, fees charged, the level and type of financial intermediary compensation, the manner in which such products are marketed and distributed, our reputation and the services provided to investors. In addition, our ability to market investment products is highly dependent on access to the various distribution systems of national and regional securities dealer firms, which generally offer competing internally and externally managed investment products which could limit the distribution of our investment products. There can be no assurance that we will be able to retain access to these channels. The inability to have such access could have a material adverse effect on our business. To the extent that existing or potential customers, including securities broker/dealers, decide to invest in or broaden distribution relationships with our competitors, the sales of our products as well as our market share, revenues and net income could decline.

Failure to maintain adequate infrastructure could impede our ability to support business growth.

We continue to experience significant growth in our business activities, both domestically and internationally. We must maintain adequate infrastructure to support this growth, including technological capacity, data centers, backup facilities and sufficient space for expanding staff levels. The failure to maintain an infrastructure commensurate with our expansion, particularly our international expansion, could impede our growth.

RISKS RELATED TO OUR COMMON STOCK

We are controlled by Mr. Cohen and Mr. Steers, whose interests may differ from those of other stockholders.

Our principals, Mr. Cohen and Mr. Steers, beneficially own, in the aggregate, approximately 57% of our common stock as of March 10, 2008. As long as Mr. Cohen and Mr. Steers control a majority of the common stock, they will have the ability to, among other things:

- elect all of the members of our board of directors and thereby control our management and affairs;
- determine the outcome of matters submitted to a vote of our stockholders for approval; and
- preclude any unsolicited acquisition of us and, consequently, adversely affect the market price of the common stock or prevent our stockholders from realizing a premium on their shares.

The interests of our principals could differ from those of other stockholders in instances where, for example, our principals' compensation is being determined or where an unsolicited acquisition of us could result in a change in our management.

Sales of a substantial number of shares of our common stock may adversely affect the market price of our common stock, and the issuance of additional shares will dilute all other stockholdings.

Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock. Our principals, who beneficially own, in the aggregate, 23,458,841 shares of our common stock as of March 10, 2008, have advised us that they intend to sell additional shares of our common stock over a period of time, subject to the securities laws restrictions on sales by affiliates. We granted our principals and two trusts benefiting their families, their affiliates and certain of their transferees the right to require us to register under the Securities Act of 1933, as amended (the "Securities Act"), shares of our common stock (and other securities convertible into or exchangeable or exercisable for shares of common stock) held by them under certain circumstances.

In August 2006, we filed a registration statement that covered resales of an aggregate of 15,500,000 shares owned by Messrs. Cohen and Steers and other selling shareholders and 4,500,000 primary shares to be offered and sold by us. In December 2006, Mr. Cohen, Mr. Steers and a trust benefiting Mr. Steers' family, sold an aggregate of 1,500,000 shares and we sold 2,000,000 shares of our stock in a registered public offering under this registration statement.

Anti-takeover provisions in our charter documents and Delaware law could delay or prevent a change in control.

Our certificate of incorporation may delay or prevent a merger or acquisition that a stockholder may consider favorable by permitting our board of directors to issue one or more series of preferred stock. In addition, provisions of the Delaware General Corporation Law restrict certain business combinations with interested stockholders. These provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price.

Item 1B. Unresolved Staff Comments

The Company has no unresolved SEC comments.

Item 2. Properties

Our principal executive offices are located in leased office space at 280 Park Avenue, New York, New York. In addition, we have leased office space in Seattle, Hong Kong, London and Brussels.

Item 3. Legal Proceedings

We are presently not involved in any legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of our security holders during the fourth quarter of the year ended December 31, 2007.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on the New York Stock Exchange ("NYSE") and is traded under the symbol "CNS." As of March 10, 2008, there were 173 holders of record of our common stock. The closing sale price of our common stock on March 10, 2008 was $23.20 per share.

The declaration and payment of dividends to holders of our common stock by us, if any, are subject to the discretion of our board of directors. Our board of directors will take into account such matters as general economic and business conditions, our strategic plans, our financial results and condition, contractual, legal and regulatory restrictions on the payment of dividends by us and our subsidiaries and such other factors as our board of directors may consider to be relevant. On February 27, 2008, we declared a quarterly cash dividend on our common stock in the amount of $0.22 per share.

The following table sets forth, for the periods indicated, the high and low reported sale prices and dividends declared per share for the common stock:

Three Months Ended 2007	March 31	June 30	September 30	December 31
High price	$52.83	$56.00	$43.52	$41.03
Low price	$38.58	$40.28	$29.65	$26.54
Cash dividend declared per share	$ 0.20	$ 0.20	$ 0.20	$ 0.20

Three Months Ended 2006	March 31	June 30	September 30	December 31
High price	$24.94	$27.95	$33.00	$40.67
Low price	$18.60	$22.69	$22.51	$31.09
Cash dividend declared per share	$ 0.11	$ 0.11	$ 0.13	$ 0.13

During the three months ended December 31, 2007, we made the following purchases of our equity securities that are registered pursuant to Section 12(b) of the Exchange Act:

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 through October 31, 2007	2,324	$37.03	—	—
November 1 through November 30, 2007	344	$32.92	—	—
December 1 through December 31, 2007	90,649	$29.19	—	—
Total	93,317	$29.40	—	—

(1) Purchases made by us primarily to satisfy income tax withholding obligations of certain employees.

Item 6. Selected Financial Data

The selected consolidated financial data, together with other information presented below, has been derived from and should be read in conjunction with our consolidated financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K. The data reflect certain reclassifications to conform to the current year's presentation. The amounts related to these reclassifications are not material to our consolidated financial statements.

Our income taxes as an S-corporation (for all periods presented through August 16, 2004), consisted solely of New York state and local income taxes. Upon conversion from S-corporation to C-corporation status on August 16, 2004, the Company became subject to U.S. federal and certain state and local income taxes which it had not been subject to previously. Therefore, the data presented for 2004 include results as both an S-corporation and a C-corporation.

The results presented for 2004 included operations as both a private and public company and are therefore not comparable with future periods. Our 2004 results include certain substantial charges related to the initial public offering of shares of our common stock, including a one-time non-cash compensation charge of $47.0 million attributable to the grant of fully vested RSUs to certain employees. General and administrative expenses prior to our initial public offering consisted primarily of professional fees, travel, marketing and rent expenses. However, as a result of operating as a public company, additional general and administrative expenses such as professional fees, transfer agent fees, directors and officers insurance, public company reporting fees, and other public company related costs were incurred, many of which will be recurring.

The 2006 results included a $75.7 million expense associated with the termination of additional compensation agreements entered into in connection with common share offerings of certain closed-end mutual funds.

The 2007 results include a $5.8 million expense associated with a payment associated with an additional compensation agreement entered into in connection with the offering of a closed-end mutual fund.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA(1)

	Years Ended December 31,				
($ in thousands, except per share data)	2007	2006	2005	2004(1)	2003(1)
Consolidated Statement of Income					
Total revenue	$282,392	$191,472	$146,218	$114,113	$70,341
Total operating expenses	172,099	196,462	98,596	116,504	58,469
Operating income (loss)	**110,293**	**(4,990)**	**47,622**	**(2,391)**	**11,872**
Total non-operating income	11,475	7,490	6,257	1,109	279
Income (loss) before provision for income taxes and equity in earnings of affiliate	121,768	2,500	53,879	(1,282)	12,151
Provision for income taxes	46,272	837	22,880	(8,551)	100
Equity in earnings of affiliate	—	1,541	922	19	—
Net income	**$ 75,496**	**$ 3,204**	**$ 31,921**	**$ 7,288**	**$12,051**
Earnings per share data(2)					
Basic	**$ 1.80**	**$ 0.08**	**$ 0.80**	**$ 0.23**	**$ 0.45**
Fully diluted	**$ 1.77**	**$ 0.08**	**$ 0.79**	**$ 0.23**	**$ 0.45**
Cash dividends declared per share	$ 0.80	$ 0.48	$ 0.42	$ 0.20	n/a
Consolidated Statement of Financial Condition					
Cash and cash equivalents	$136,971	$139,360	$ 39,092	$ 30,164	$ 7,526
Marketable securities available-for-sale	93,703	39,408	87,276	69,935	6,439
Total assets	332,245	285,146	198,548	158,989	34,523
Total liabilities	50,330	43,737	33,853	13,354	13,749
Total stockholders' equity	281,915	241,409	164,695	145,635	20,774
Other Financial Data (unaudited) ($ in Millions)					
Assets under management (AUM) by account type:					
Closed-end mutual funds	$ 10,274	$ 11,391	$ 9,674	$ 8,984	$ 4,791
Open-end mutual funds	8,900	9,575	5,591	5,199	3,897
Institutional separate accounts	10,612	8,930	5,226	4,118	2,992
Total AUM	**$ 29,786**	**$ 29,896**	**$ 20,491**	**$ 18,301**	**$11,680**

(1) Prior to August 17, 2004, the Company was a privately held S-corporation.

(2) All per share amounts have been adjusted to reflect a 291.351127 for one stock split that we effected on June 16, 2004. See Note 6 to the consolidated financial statements contained in this Form 10-K for the computations of basic and diluted earnings per share.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This report and other documents filed by us contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which reflect our current views with respect to, among other things, our operations and financial performance. You can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "may," "should," "seeks," "predicts," "intends," "plans," "estimates," "anticipates" or the negative versions of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties.

Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, those described in Item 1A. Risk Factors of this Annual Report on Form 10-K. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this report. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

OVERVIEW

Cohen & Steers, Inc., together with its wholly-owned subsidiaries, is a manager of high-income equity portfolios, specializing in U.S. REITs, international real estate securities, preferred securities, utilities and listed infrastructure securities and large cap value stocks. We serve individual and institutional investors through a wide range of open-end mutual funds, closed-end mutual funds and institutional separate accounts. As a complement to our asset management business, we also provide investment banking services to companies in real estate and real estate intensive businesses, including healthcare.

Assets Under Management

We manage three types of accounts: closed-end mutual funds, open-end load and no-load mutual funds and institutional separate accounts.

The following table sets forth information regarding the net flows and appreciation/(depreciation) of assets under management for the years presented (in millions):

	Years Ended December 31,		
	2007	2006	2005
CLOSED-END MUTUAL FUNDS			
Assets under management, beginning of year	**$11,391**	**$ 9,674**	**$ 8,984**
Inflows	736	553	829
Market (depreciation) appreciation	(1,853)	1,164	(139)
Total (decrease) increase	**(1,117)**	**1,717**	**690**
Assets under management, end of year	**$10,274**	**$11,391**	**$ 9,674**
OPEN-END MUTUAL FUNDS			
Assets under management, beginning of year	**$ 9,575**	**$ 5,591**	**$ 5,199**
Inflows	5,837	3,821	1,726
Outflows	(4,713)	(2,025)	(1,776)
Net inflows (outflows)	1,124	1,796	(50)
Acquisition(1)	—	163	—
Market (depreciation) appreciation	(1,799)	2,025	442
Total (decrease) increase	**(675)**	**3,984**	**392**
Assets under management, end of year	**$ 8,900**	**$ 9,575**	**$ 5,591**
INSTITUTIONAL SEPARATE ACCOUNTS			
Assets under management, beginning of year	**$ 8,930**	**$ 5,226**	**$ 4,118**
Inflows	5,698	2,013	1,215
Outflows	(2,154)	(1,217)	(640)
Net inflows	3,544	796	575
Acquisition(1)	—	884	—
Market (depreciation) appreciation	(1,862)	2,024	533
Total increase	**1,682**	**3,704**	**1,108**
Assets under management, end of year	**$10,612**	**$ 8,930**	**$ 5,226**
TOTAL			
Assets under management, beginning of year	**$29,896**	**$20,491**	**$18,301**
Inflows	12,271	6,387	3,770
Outflows	(6,867)	(3,242)	(2,416)
Net inflows	5,404	3,145	1,354
Acquisition(1)	—	1,047	—
Market (depreciation) appreciation	(5,514)	5,213	836
Total (decrease) increase	**(110)**	**9,405**	**2,190**
Assets under management, end of year(2)	**$29,786**	**$29,896**	**$20,491**

(1) Acquisition of remaining 50% of Cohen & Steers Europe S.A. (formerly Houlihan Rovers S.A.).

(2) As of December 31, 2005, assets under management included $543 million of assets managed by Cohen & Steers Europe S.A. through sub-advisory and similar arrangements.

Assets under management were $29.8 billion at December 31, 2007, a 0.4% decrease from $29.9 billion at December 31, 2006. Although end-of-period assets were down slightly year-over-year, average assets increased 37%, as the majority of our net inflows occurred during the first half of 2007 and the majority of market depreciation occurred during the last two months of 2007.

Closed-end mutual funds

Closed-end mutual fund assets under management were $10.3 billion at December 31, 2007 compared with $11.4 billion at December 31, 2006 and $9.7 billion at December 31, 2005. The decrease in assets under management from December 31, 2006 was primarily attributable to market depreciation of $1.9 billion partially offset by $736 million from offerings of common shares for a new fund and preferred shares for an existing fund. The increase in assets under management from December 31, 2005 was attributable to offerings of common and preferred shares to new and existing funds, as well as market appreciation during 2006.

Closed-end mutual fund inflows from common and preferred stock offerings were $736 million in the year ended December 31, 2007, compared with $553 million in the year ended December 31, 2006 and $829 million in the year ended December 31, 2005. In July 2007, Cohen & Steers Global Income Builder, Inc. ("INB") was launched, raising $534 million, including leverage. Also, Cohen & Steers REIT and Utility Income Fund, Cohen & Steers Select Utility Fund, and Cohen & Steers Closed End Opportunity Fund, three existing closed-end mutual funds, raised $202 million of variable rate preferred shares in the year ended December 31, 2007. The majority of assets raised during 2006 occurred in November through the launch of Cohen & Steers Closed-End Opportunity Fund, which raised $499 million, net of underwriting fees. Also, Cohen & Steers REIT and Utility Income Fund, an existing closed-end mutual fund, raised $54 million of variable rate preferred shares in the year ended December 31, 2006. The majority of assets raised during 2005 occurred in the first half of the year through the launch of two new funds, which raised $531 million, and the issuance of preferred shares, which raised $298 million from three existing funds.

Market depreciation was $1.9 billion in the year ended December 31, 2007, compared with market appreciation of $1.2 billion in the year ended December 31, 2006 and market depreciation of $139 million in the year ended December 31, 2005.

Open-end mutual funds

Open-end mutual fund assets under management were $8.9 billion at December 31, 2007, compared with $9.6 billion at December 31, 2006 and $5.6 billion at December 31, 2005. The decrease in assets under management from December 31, 2006 was attributable to $1.8 billion of market depreciation partially offset by net inflows of $1.1 billion. The increase in assets under management from December 31, 2005 was attributable to market appreciation, net inflows and assets acquired in connection with the acquisition of Cohen & Steers Europe S.A. (formerly Houlihan Rovers S.A.).

Net inflows for open-end mutual funds were $1.1 billion in the year ended December 31, 2007, compared with net inflows of $1.8 billion in the year ended December 31, 2006 and net outflows of $50 million in the year ended December 31, 2005. Gross inflows increased to $5.8 billion in the year ended December 31, 2007 compared with $3.8 billion in the year ended December 31, 2006 and $1.7 billion in the year ended December 31, 2005. Gross outflows totaled $4.7 billion in the year ended December 31, 2007, compared with $2.0 billion in the year ended December 31, 2006 and $1.8 billion in the year ended December 31, 2005. Included in our open-end mutual fund activity in the year ended December 31, 2006 was the addition of $163 million in assets under management resulting from the acquisition of the remaining 50% of Cohen & Steers Europe S.A. in December 2006.

Market depreciation was $1.8 billion in the year ended December 31, 2007, compared with market appreciation of $2.0 billion in the year ended December 31, 2006 and market appreciation of $442 million in the year ended December 31, 2005.

Institutional separate accounts

Institutional separate account assets under management increased to $10.6 billion at December 31, 2007, compared with $8.9 billion at December 31, 2006 and $5.2 billion at December 31, 2005. The increase in assets under management from December 31, 2006 was attributable to net inflows of $3.5 billion partially offset by market depreciation of $1.9 billion. The increase in asset under management from December 31, 2005 was attributable to market appreciation, net inflows and assets under management acquired from Cohen & Steers Europe S.A.

Institutional separate accounts had net inflows of $3.5 billion in the year ended December 31, 2007, compared with net inflows of $796 million in the year ended December 31, 2006 and net inflows of $575 million in the year ended December 31, 2005. Gross inflows increased to $5.7 billion in the year ended December 31, 2007 from $2.0 billion in the year ended December 31, 2006 and $1.2 billion in the year ended December 31, 2005. Gross outflows totaled $2.2 billion in the year ended December 31, 2007, compared with $1.2 billion in the year ended December 31, 2006 and $640 million in the year ended December 31, 2005. Included in our institutional separate account activity in the year ended December 31, 2006 was the addition of $884 million in assets under management resulting from the acquisition of the remaining 50% of Cohen & Steers Europe S.A. in December 2006.

Market depreciation was $1.9 billion in the year ended December 31, 2007, compared with market appreciation of $2.0 billion in the year ended December 31, 2006 and $533 million in the year ended December 31, 2005.

RESULTS OF OPERATIONS

The following table of selected financial data presents our business segments in a manner consistent with the way we manage our businesses (in thousands):

	Years Ended December 31,		
	2007	2006	2005
Asset Management			
Total revenue, including equity in earnings of affiliate	$ 255,069	$ 174,255	$135,317
Total expenses	(155,597)	(184,487)	(89,335)
Net non-operating income	10,009	6,858	6,017
Income (loss) before provision for income taxes	**$ 109,481**	**$ (3,374)**	**$ 51,999**
Investment Banking			
Total revenue	$ 27,323	$ 18,758	$ 11,823
Total expenses	(16,502)	(11,975)	(9,261)
Net non-operating income	1,466	632	240
Income before provision for income taxes	**$ 12,287**	**$ 7,415**	**$ 2,802**
Total			
Total revenue, including equity in earnings of affiliate	$ 282,392	$ 193,013	$147,140
Total expenses	(172,099)	(196,462)	(98,596)
Net non-operating income	11,475	7,490	6,257
Income before provision for income taxes	**$ 121,768**	**$ 4,041**	**$ 54,801**

2007 COMPARED WITH 2006

Total revenue, including equity in earnings of affiliate, increased 46% to $282.4 million in the year ended December 31, 2007 from $193.0 million in the year ended December 31, 2006. This increase was primarily the result of increases in investment advisory and administration fees and distribution and service fees attributable to higher assets under management during the year and an increase in investment banking fees.

Total operating expenses decreased 12% to $172.1 million in the year ended December 31, 2007 from $196.5 million in the year ended December 31, 2006, primarily due to a decrease in distribution and service fees, partially offset by increases in employee compensation and benefits, amortization of deferred commissions and general and administrative expense.

Asset Management

Revenue

Revenue, including equity in earnings of affiliate, increased 46% to $255.1 million in the year ended December 31, 2007 from $174.3 million in the year ended December 31, 2006. Investment advisory and administration fees increased 44% to $217.4 million in the year ended December 31, 2007, compared with $151.4 million in the year ended December 31, 2006.

In the year ended December 31, 2007, total investment advisory and administration revenue from closed-end mutual funds increased 16% to $78.0 million from $67.2 million in the year ended December 31, 2006. The increase in closed-end mutual fund revenue was due to higher levels of average daily net assets resulting from the launch of INB and Cohen & Steers Closed End Opportunity Fund and the issuance of preferred shares for three existing closed-end mutual funds.

In the year ended December 31, 2007, total investment advisory and administration revenue from open-end mutual funds increased 57% to $92.8 million from $58.9 million in the year ended December 31, 2006. The increase was primarily attributable to higher levels of average daily net assets resulting from overall net inflows, the majority of which was from Cohen & Steers International Realty Fund ("IRF").

In the year ended December 31, 2007, total investment advisory and administration revenue from institutional separate accounts increased 84% to $46.6 million from $25.3 million in the year ended December 31, 2006. This increase was attributable to higher levels of assets resulting from record net inflows during the year.

Distribution and service fee revenue increased 80% to $28.4 million in the year ended December 31, 2007 from $15.7 million in the year ended December 31, 2006. This increase in distribution and service fee revenue was primarily due to increased assets in IRF.

Expenses

Total Asset Management operating expenses decreased 16% to $155.6 million in the year ended December 31, 2007 from $184.5 million in the year ended December 31, 2006, primarily due to a decrease in distribution and service fees, partially offset by increases in employee compensation and benefits, amortization of deferred commission and general and administrative expense.

Distribution and service fees decreased 60% to $40.5 million in the year ended December 31, 2007 from $101.4 million in the year ended December 31, 2006. This decrease was primarily due to the $75.7 million of payments, made in the second quarter of 2006, to terminate certain compensation agreements entered into in connection with the common share offerings of certain of our closed-end mutual funds. The 2007 expenses included a $5.8 million payment associated with an additional compensation agreement entered into in connection with the offering of a closed-end mutual fund. Excluding these payments, distribution and service fee expenses would have increased 35% to $34.6 million in the year ended December 31, 2007 from $25.7 million in the year ended December 31, 2006, primarily due to higher average asset levels in the 2007 period.

Employee compensation and benefits increased 42% to $66.7 million in the year ended December 31, 2007 from $46.8 million in the year ended December 31, 2006. This was primarily due to increased salary, production based compensation, incentive compensation and amortization of stock based compensation awards for new employees hired during 2006 and 2007, partially offset by higher amounts of deferred compensation.

General and administrative increased 19% to $32.6 million in the year ended December 31, 2007, from $27.4 million in the year ended December 31, 2006. This increase was primarily attributable to higher rent expense associated with the lease of additional space at our corporate headquarters and higher travel and entertainment expense associated with our global expansion, partially offset by the elimination of subadvisory fees to Cohen & Steers Europe S.A. resulting from its consolidation.

Amortization of deferred commissions increased 147% to $10.7 million in the year ended December 31, 2007 from $4.3 million in the year ended December 31, 2006. The increase was primarily attributable to increased inflows in IRF class C shares for which commissions are capitalized and amortized.

Non-operating Income

Non-operating income, excluding our share of the net income of Cohen & Steers Europe S.A. in 2006, increased 46% to $10.0 million in the year ended December 31, 2007, compared with $6.9 million in the year ended December 31, 2006. This increase was primarily attributable to increased interest and dividends due to higher levels of marketable securities and a capital gain distribution in the third quarter of 2007, as well as income earned on the investment of proceeds from a primary share offering of common stock during the fourth quarter of 2006 and an increase in corporate profits. Interest and dividends generated by cash flows from our operating activities for the year ended December 31, 2006 were impacted by cash paid in the beginning of the second quarter of 2006 in connection with the termination of compensation agreements related to certain of our closed-end mutual funds, proceeds received from issuance of common stock through a secondary offering at the end of the fourth quarter of 2006, and cash paid to satisfy employee withholding tax obligations on the delivery of restricted stock units in the beginning of the first quarter of 2007.

Investment Banking

Revenue

Revenue increased 46% to $27.3 million in the year ended December 31, 2007 from $18.8 million in the year ended December 31, 2006. Revenue for both periods were primarily attributable to fees generated in connection with merger advisory assignments and capital raising transactions. Revenue from investment banking activity is primarily dependent on the completion of transactions, the timing of which cannot be reasonably predicted.

Expenses

Total Investment Banking operating expenses increased 38% to $16.5 million in the year ended December 31, 2007 from $12.0 million in the year ended December 31, 2006, primarily due to an increase in employee compensation and benefits.

Employee compensation and benefits expenses increased 54% to $13.5 million in the year ended December 31, 2007 from $8.7 million in the year ended December 31, 2006. This was primarily due to increased production based compensation and higher amortization of stock based compensation awards.

Non-operating Income

Non-operating income increased 132% to $1.5 million in the year ended December 31, 2007, compared with $0.6 million in the year ended December 31, 2006. This increase was attributable to increased interest and dividend income due to higher levels of cash and cash equivalents.

Income Taxes

We recorded an income tax expense of $46.3 million in the year ended December 31, 2007, compared with an income tax expense of $0.8 million in the year ended December 31, 2006. The provision for income taxes in the year ended December 31, 2007 includes U.S. federal, state, local and foreign taxes at an approximate effective tax rate of 38%. The lower effective tax rate for the year ended December 31, 2006 of 20.7% was primarily the result of an adjustment to the net deferred tax asset resulting from lower state and local taxes and the application of a tax loss, which was generated by the $75.7 million of lump sum payments made to terminate certain fund compensation agreements, to periods of lower tax rates.

2006 COMPARED WITH 2005

Total revenue, including equity in earnings of affiliate, increased 31% to $193.0 million in the year ended December 31, 2006 from $147.1 million in the year ended December 31, 2005. This increase was primarily the result of an increase in investment advisory and administration fees attributable to higher assets under management and an increase in investment banking fees.

Total operating expenses increased 99% to $196.5 million in the year ended December 31, 2006 from $98.6 million in the year ended December 31, 2005, primarily due to increases in distribution and service fees, employee compensation and benefits, and general and administrative expense.

Asset Management

Revenue

Revenue, including equity in earnings of affiliate, increased 29% to $174.3 million in the year ended December 31, 2006 from $135.3 million in the year ended December 31, 2005. Investment advisory and administration fees increased 27% to $151.4 million in the year ended December 31, 2006, compared with $119.2 million in the year ended December 31, 2005.

In the year ended December 31, 2006, total investment advisory and administration revenue from closed-end mutual funds increased 10% to $67.2 million from $61.0 million in the year ended December 31, 2005. The increase in closed-end mutual fund revenue was due to higher levels of average daily net assets resulting from the issuance of common and preferred shares for certain funds as well as market appreciation across all closed-end mutual funds.

In the year ended December 31, 2006, total investment advisory and administration revenue from open-end mutual funds increased 40% to $58.9 million from $42.1 million in the year ended December 31, 2005. The increase was primarily attributable to higher levels of average daily net assets resulting from overall net inflows, the majority of which was from IRF and market appreciation across all open-end mutual funds.

In the year ended December 31, 2006, total investment advisory and administration revenue from institutional separate accounts increased 57% to $25.3 million from $16.1 million in the year ended December 31, 2005. This increase was attributable to higher levels of assets resulting from market appreciation across all institutional separate accounts and net inflows during the year.

Distribution and service fee revenue increased 32% to $15.7 million in the year ended December 31, 2006 from $12.0 million in the year ended December 31, 2005. This increase in distribution and service fee revenue was primarily due to increased assets in IRF.

Expenses

Total operating expenses increased 107% to $184.5 million in the year ended December 31, 2006 from $89.3 million in the year ended December 31, 2005, primarily due to an increase in distribution and service fees, employee compensation and benefits, and general and administrative expenses.

Distribution and service fees increased 245% to $101.4 million in the year ended December 31, 2006 from $29.4 million in the year ended December 31, 2005. This increase was primarily due to the $75.7 million of payments, made in the second quarter of 2006, to terminate certain compensation agreements entered into in connection with the common share offerings of certain of our closed-end mutual funds. Excluding these payments, distribution and service fee expenses would have decreased 13% to $25.7 million in the year ended December 31, 2006 from $29.4 million in the year ended December 31, 2005. This decrease was primarily due to lower expenses in the 2006 period, as no distribution expenses were incurred for those compensation agreements that were terminated as of the beginning of the second quarter of 2006, and was partially offset by higher expenses in the 2006 period resulting from higher asset levels—primarily in our open-end mutual funds.

Employee compensation and benefits increased 51% to $46.8 million in the year ended December 31, 2006 from $30.9 million in the year ended December 31, 2005. This was primarily due to increased salary, production based compensation, incentive compensation and amortization of stock based compensation awards for new employees hired during 2005 and 2006, partially offset by higher amounts of deferred compensation.

General and administrative increased 29% to $27.4 million in the year ended December 31, 2006, from $21.2 million in the year ended December 31, 2005. This increase was primarily attributable to sub-advisory fees paid to Cohen & Steers Europe S.A. combined with higher travel expenses attributable to our global expansion.

Amortization of deferred commissions increased 29% to $4.3 million in the year ended December 31, 2006 from $3.4 million in the year ended December 31, 2005. The increase was primarily attributable to increased inflows in IRF class C shares for which commissions are capitalized and amortized.

Non-operating Income

Non-operating income, excluding our share of the net income of Cohen & Steers Europe S.A., increased 14% to $6.9 million in the year ended December 31, 2006 from $6.0 million in the year ended December 31, 2005. This increase was primarily attributable to a gain from the sale of a fractional ownership interest in an aircraft. Interest and dividend income decreased to $3.3 million in the year ended December 31, 2006 from $3.4 million in the year ended December 31, 2005 due to lower cash and cash equivalent balances resulting from the payments of $75.7 million to terminate certain compensation agreements entered into in connection with the common share offerings of certain of our closed-end mutual funds, partially offset by proceeds from a primary share offering of common stock and an increase in corporate profits.

Investment Banking

Revenue

Revenue increased 59% to $18.8 million in the year ended December 31, 2006 from $11.8 million in the year ended December 31, 2005. Revenue for the year ended December 31, 2006 was primarily attributable to fees generated in connection with merger advisory assignments and capital raising transactions. Revenue in the 2005 period was primarily attributable to a mix of merger advisory, capital raising and restructuring assignments. Revenue from investment banking activity is dependent on the completion of transactions, the timing of which cannot be reasonably predicted.

Expenses

Total operating expenses increased 29% to $12.0 million in the year ended December 31, 2006 from $9.3 million in the year ended December 31, 2005, primarily due to an increase in employee compensation and benefits.

Employee compensation and benefits increased 64% to $8.7 million in the year ended December 31, 2006 from $5.3 million in the year ended December 31, 2005. The increase was primarily due to increased production based compensation and higher amortization of stock based compensation awards.

Non-operating Income

Non-operating income increased 163% to $0.6 million in the year ended December 31, 2006, compared with $0.2 million in the year ended December 31, 2005. This increase was attributable to increased interest and dividend income due to higher levels of cash and cash equivalents.

Income Taxes

We recorded an income tax expense of $0.8 million in the year ended December 31, 2006, compared with an income tax expense of $22.9 million in the year ended December 31, 2005. The provision for income taxes includes U.S. federal, state, local and foreign taxes at a 20.7% effective tax rate for 2006. The $75.7 million of payments, made in the second quarter of 2006 to terminate certain compensation agreements entered into in connection with the common share offerings of certain of our closed-end mutual funds, resulted in a tax loss for the full fiscal year 2006 and will be applied to periods in which we have lower tax rates. The effective tax rate for 2006 includes an adjustment to the net deferred tax asset resulting from lower state and local taxes. The provision for income taxes in the year ended December 31, 2005, includes U.S. federal, state and local income taxes at an effective tax rate equal to 41.8%. Included in the tax provision in the year ended December 31, 2005 is an adjustment to the net deferred tax asset resulting from a change in the New York State tax law.

Liquidity and Capital Resources

Our investment advisory business does not require us to maintain significant capital balances. Our current financial condition is highly liquid, with a significant amount of our assets comprised of cash and cash equivalents and marketable securities. Our cash flows generally result from the operating activities of our business segments, with investment advisory and administrative fees a significant contributor. Cash and cash equivalents, accounts receivable and marketable securities available-for-sale were 78% and 74% of total assets as of December 31, 2007 and 2006, respectively.

Net cash provided by operating activities increased to $116.8 million in the year ended December 31, 2007 from $5.4 million and $49.7 million in the years ended December 31, 2006 and 2005, respectively. The increase in 2007 was primarily due to the reduction in 2006 attributable to the $75.7 million of payments in 2006 to terminate compensation agreements entered into in connection with the common share offerings of certain of our closed-end mutual funds. We expect that cash flows provided by operating activities will continue to serve as the principal source of working capital in our near future.

Net cash used in investing activities was $72.4 million in the year ended December 31, 2007 compared with net cash provided by investing activities of $45.5 million and net cash used in investment activities of $23.2 million in the years ended December 31, 2006 and 2005, respectively. In 2007, net cash used in investing activities was primarily comprised of $83.5 million of purchases of marketable securities and $5.3 million of purchases of property and equipment, partially offset by $15.3 million of proceeds from sale and maturities of marketable securities. In 2006, net cash provided by investing activities was primarily comprised of $95.9 million of proceeds from the sale and maturities of marketable securities partially offset by $40.7 million of purchases of marketable securities and net cash paid for Cohen & Steers Europe S.A. of $6.9 million. In 2005, net cash used in investing activities was primarily comprised of $58.9 million of purchases of marketable securities and $7.6 million of purchases of property and equipment partially offset by $42.8 million of proceeds from the sale and maturities of marketable securities.

Net cash used in financing activities was $47.4 million in the year ended December 31, 2007 compared with net cash provided by financing activities of $49.4 million and net cash used in financing activities of $17.6 million in the years ended December 31, 2006 and 2005, respectively. In 2007, net cash used in financing activities was primarily comprised of $38.7 million for the payment of dividends to stockholders and $38.3 million for the repurchase of common stock, partially offset by $28.7 million of excess tax benefits associated with delivery of restricted stock awards. In 2006, net cash provided by financing activities was primarily comprised of $71.3 million of proceeds from the issuance of common stock through a secondary offering partially offset by cash used in financing activities of $18.3 million for the payment of dividends to stockholders and $6.6 million for the repurchase of common stock. In 2005, net cash used in financing activities was primarily due to $16.3 million for the payment of dividends.

It is our policy to continuously monitor and evaluate the adequacy of our capital. We have consistently maintained net capital in excess of the regulatory requirements for our broker/dealers, as prescribed by the SEC. At December 31, 2007, we exceeded our aggregate minimum regulatory capital requirements by approximately $26.8 million. The SEC's Uniform Net Capital Rule 15c3-1 imposes certain requirements that may have the effect of prohibiting a broker/dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital. Our non-U.S. subsidiaries are regulated outside the U.S. by the Hong Kong Securities and Futures Commission, the United Kingdom Financial Securities Authority, and the Belgium Banking, Finance and Insurance Commission. At December 31, 2007, our non-U.S. subsidiaries exceeded their aggregate minimum regulatory requirements by approximately $18.8 million. We believe that our cash flows from operations will be more than adequate to meet our anticipated capital requirements and other obligations as they become due.

Contractual Obligations

We have contractual obligations to make future payments in connection with our non-cancelable operating lease agreements for office space and capital leases for office equipment. The following summarizes our contractual obligations as of December 31, 2007 (in thousands):

	2008	2009	2010	2011	2012	2013 and after	Total
Operating leases	$6,947	$6,856	$6,977	$6,974	$7,144	$9,376	$44,274
Capital lease obligations, net	44	28	3	—	—	—	75
Total contractual obligations	**$6,991**	**$6,884**	**$6,980**	**$6,974**	**$7,144**	**$9,376**	**$44,349**

We had $5.5 million of total gross unrecognized tax benefits as of December 31, 2007. The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was $3.5 million (net of the federal benefit on state issues). We accrue interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of December 31, 2007, we had accrued interest and penalties related to unrecognized tax benefits of approximately $0.5 million. See Note 13 to the consolidated financial statements for additional disclosures related to FIN 48.

Off-Balance Sheet Arrangements

We do not invest in any off-balance sheet vehicles that provide liquidity, capital resources, market or credit risk support, or engage in any leasing activities that expose us to any liability that is not reflected in our consolidated financial statements.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosures of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under current circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. We evaluate our estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

A thorough understanding of our accounting policies is essential when reviewing our reported results of operations and our financial position. Our management considers the following accounting policies critical to an informed review of our consolidated financial statements. For a summary of these and additional accounting policies, see Note 2 to the annual audited consolidated financial statements.

Investments

Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determination at each statement of financial condition date. Marketable securities classified as available-for-sale are primarily comprised of investments in our sponsored open-end and closed-end mutual funds as well as highly rated debt and preferred instruments. These investments are carried at fair value based on quoted market prices, with unrealized gains and losses, net of tax, reported in accumulated other comprehensive income. We periodically review each individual security position that has an unrealized loss, or impairment, to determine if that impairment is other than temporary. If we believe an impairment on a security position is other than temporary, the loss will be recognized in our audited consolidated statement of income. Impairments that arise from changes in interest rates and not credit quality are generally considered temporary.

Goodwill and Intangible Assets

Goodwill represents the excess of the cost of our investment in the net assets of an acquired company over the fair value of the underlying identifiable net assets at the date of acquisition. Goodwill and indefinite lived intangible assets are not amortized but are tested at least annually for impairment by comparing the fair value to their carrying amounts. Finite lived intangible assets are amortized over their useful lives.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting For Income Taxes* ("SFAS 109"). We recognize the current and deferred tax consequences of all transactions that have been recognized in the consolidated financial statements using the provisions of the enacted tax laws. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. We adopted the provisions of Financial Standards Accounting Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), an interpretation of SFAS 109, on January 1, 2007. As a result of the implementation of FIN 48, we recognized no adjustment in the net liability for unrecognized tax benefits.

Stock-based Compensation

We account for stock-based compensation awards in accordance with SFAS No. 123(R), *Share-Based Payment* ("SFAS 123(R)"), which requires public companies to recognize expense for the grant-date fair value of awards of equity instruments granted to employees. This expense is recognized over the period during which employees are required to provide service. SFAS 123(R) also requires us to estimate forfeitures.

Recently Issued Accounting Pronouncements

In June 2007, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 06-11, *Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards,* ("EITF 06-11"). EITF 06-11 requires that the tax benefit related to dividend equivalents paid on restricted stock units that are expected to vest be recorded as an increase to additional paid-in capital. The consensus reached in EITF 06-11 should be applied prospectively to the income tax benefits of dividends declared in fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. The adoption of EITF 06-11 on January 1, 2008 will not have a material impact on our consolidated financial statements.

In February 2007, SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159") was issued, which allows companies to elect to measure certain financial assets and liabilities at fair value. The fair value election can be made on an instrument by instrument basis but is irrevocable once made. SFAS 159 is effective for the 2008 calendar year, with earlier application permitted. The adoption of SFAS 159 will not have a material impact on our consolidated financial statements.

In September 2006, SFAS No. 157, *Fair Value Measurements* ("SFAS 157") was issued, which defines fair value, establishes a framework for measuring fair value, and enhances disclosures about instruments carried at fair value, but does not change existing guidance as to whether or not an instrument should be carried at fair value. SFAS 157 is effective for the 2008 calendar year, with earlier application permitted. The adoption of SFAS 157 will not have a material impact on our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

In the normal course of our business, we are exposed to the risk of interest rate, securities market and general economic fluctuations which may have an adverse impact on the value of our marketable securities. At December 31, 2007, approximately $24.8 million was invested in our sponsored mutual funds. We had approximately $53.3 million invested in preferred equity securities, $4.5 million invested in domestic fixed income and $11.1 million invested in foreign and domestic equities as of December 31, 2007.

In addition, a significant majority of our revenue—approximately 77%, 79% and 82% for the years ended December 31, 2007, 2006 and 2005, respectively—is derived from investment advisory agreements with our clients. Under these agreements, the investment advisory and administration fee we receive is based on the market value of the assets we manage. Accordingly, a decline in the prices of securities generally, and real estate securities in particular, may cause our revenue and income to decline by:

- causing the value of the assets we manage to decrease, which would result in lower investment advisory and administration fees; or
- causing our clients to withdraw funds in favor of investments that they perceive as offering greater opportunity or lower risk, which would also result in lower investment advisory and administration fees.

In addition, market conditions may preclude us from increasing the assets we manage in closed-end mutual funds. The market conditions for these offerings may not be as favorable in the future, which could adversely impact our ability to grow the assets we manage and realize higher fee revenue associated with such growth.

As of December 31, 2007, 43% of the assets we managed were concentrated in U.S. real estate common stocks. An increase in interest rates could have a negative impact on the valuation of REITs and other securities in our clients' portfolios, which could reduce our revenue. In addition, an increase in interest rates could negatively impact our ability to increase open-end mutual fund assets and to offer new mutual funds.

Item 8. Financial Statements and Supplemental Data

The report of our independent registered public accounting firm and financial statements listed in the accompanying index are included in Item 15 of this report. See the Index to Financial Statements on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no disagreements on accounting and financial disclosure matters.

Item 9A. Controls and Procedures

Our management, including our co-chief executive officers and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2007.

Based on that evaluation, our co-chief executive officers and our chief financial officer have concluded that our disclosure controls and procedures as of December 31, 2007 were effective.

There has been no change in our internal control over financial reporting that occurred during the three months ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information regarding directors and executive officers set forth under the captions "Item 1: Election of Directors—Information Concerning the Nominees and Directors" and "Item 1: Election of Directors—Other Executive Officers" of the Proxy Statement is incorporated herein by reference.

The information regarding compliance with Section 16(a) of the Exchange Act set forth under the caption "Item 1: Election of Directors—Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement is incorporated herein by reference.

The information regarding our Code of Business Conduct and Ethics and committees of our Board of Directors under the caption "Item 1: Election of Directors—Corporate Governance at Cohen & Steers" and "Item 2: Election of Directors—Information about the Board and its Committees" in the Proxy Statement is incorporated herein by reference.

Item 11. Executive Compensation

The information contained in the sections captioned "Item 1: Election of Directors—Compensation of Executive Officers", "Item 1: Election of Directors—Compensation of Directors" and "Item 1: Election of Directors—Compensation Committee Report" of the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information contained in the sections captioned "Item 1: Election of Directors—Ownership of Cohen & Steers Common Stock" and "Item 2: Approval of Amended and Restated Stock Incentive Plan—Equity Compensation Plan Information" of the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information contained in the section captioned "Item 1: Election of Directors—Certain Relationships and Related Transactions" and "Item 1: Election of Directors—Corporate Governance at Cohen & Steers" of the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information regarding our independent registered public accounting firm fees and services in the section captioned "Item 4: Ratification of the Appointment of Independent Registered Public Accounting Firm" of the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements
Included herein at pages F-1 through F-22.
2. Financial Data Schedules
All schedules have been omitted because they are not applicable, not required, or the information required is included in the financial statements or notes thereto.
3. Exhibits

Exhibit Number	Description
3.1	—Form of Amended and Restated Certificate of Incorporation of the Registrant(1)
3.2	—Form of Amended and Restated Bylaws of the Registrant(1)
4.1	—Specimen Common Stock Certificate(1)
4.2	—Form of Registration Rights Agreement among the Registrant, Martin Cohen, Robert H. Steers, The Martin Cohen 1998 Family Trust and Robert H. Steers Family Trust(1)
10.1	—Form of Tax Indemnification Agreement among Cohen & Steers Capital Management, Inc., Martin Cohen, Robert H. Steers, The Martin Cohen 1998 Family Trust and Robert H. Steers Family Trust(1)
10.2	—Form of Employment Agreement between Cohen & Steers Capital Management, Inc. and Martin Cohen*(1)
10.3	—Form of Employment Agreement between Cohen & Steers Capital Management, Inc. and Robert H. Steers*(1)
10.4	—Cohen & Steers, Inc. 2004 Stock Incentive Plan*(1)
10.5	—Cohen & Steers, Inc. 2004 Annual Incentive Plan*(1)
10.6	—Cohen & Steers, Inc. 2004 Employee Stock Purchase Plan*(1)
10.7	—Form of Restricted Stock Unit Agreement for the issuance of awards pursuant to the Cohen & Steers, Inc. 2004 Stock Incentive Plan*(2)
10.8	—Form of Voluntary Deferral Program Restricted Stock Unit Agreement for the issuance of awards pursuant to the Cohen & Steers, Inc. 2004 Stock Incentive Plan*(2)
10.9	—Form of Mandatory Deferral Program Restricted Stock Unit Agreement for the issuance of awards pursuant to the Cohen & Steers, Inc. 2004 Stock Incentive Plan*(2)
10.10	—Additional Compensation Termination Agreement, dated as of April 10, 2006, between Merrill Lynch, Pierce, Fenner & Smith Incorporated and Cohen & Steers Capital Management, Inc.(3)
10.11	—Amendment to Employment Agreement between Cohen & Steers Capital Management, Inc. and Martin Cohen* (filed herewith)
10.12	—Amendment to Employment Agreement between Cohen & Steers Capital Management, Inc. and Robert H. Steers* (filed herewith)
21.1	—Subsidiaries of the Registrant (filed herewith)
23.1	—Consent of Deloitte & Touche LLP (filed herewith)
24.1	—Powers of Attorney (included on signature page hereto).
31.1	—Certification of the co-Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.2	—Certification of the co-Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.3	—Certification of the co-Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.1	—Certification of the co-Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
32.2	—Certification of the co-Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
32.3	—Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).

(1) Incorporated by Reference to the Registrant's Registration Statement on Form S-1 (Registration No. 333-114027), as amended, originally filed with the Securities and Exchange Commission on March 30, 2004.
(2) Incorporated by Reference to the Registrant's Quarterly Report on Form 10-Q (Commission File No. 001-32236), for the quarter ended September 30, 2004.
(3) Incorporated by Reference to the Registrant's Quarterly Report on Form 10-Q (Commission File No. 001-32236), for the quarter ended March 31, 2006.
* Denotes compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COHEN & STEERS, INC.

By: /s/ MARTIN COHEN

Martin Cohen
Co-Chairman, Co-Chief Executive Officer and Director

March 14, 2008

Each of the officers and directors of Cohen & Steers, Inc. whose signature appears below, in so signing, also makes, constitutes and appoints each of Martin Cohen and Robert H. Steers, or either of them, each acting alone, his true and lawful attorneys-in-fact, with full power and substitution, for him in any and all capacities, to execute and cause to be filed with the SEC any and all amendments to the Report on Form 10-K, with exhibits thereto and other documents connected therewith and to perform any acts necessary to be done in order to file such documents, and hereby ratifies and confirms all that said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MARTIN COHEN Martin Cohen	Co-Chairman, Co-Chief Executive Officer and Director (Co-Principal Executive Officer)	March 14, 2008
/s/ ROBERT H. STEERS Robert H. Steers	Co-Chairman, Co-Chief Executive Officer and Director (Co-Principal Executive Officer)	March 14, 2008
/s/ RICHARD E. BRUCE Richard E. Bruce	Director	March 14, 2008
/s/ PETER L. RHEIN Peter L. Rhein	Director	March 14, 2008
/S/ RICHARD P. SIMON Richard P. Simon	Director	March 14, 2008
/s/ EDMOND D. VILLANI Edmond D. Villani	Director	March 14, 2008
/s/ MATTHEW S. STADLER Matthew S. Stadler	Chief Financial Officer (Principal Financial Officer)	March 14, 2008
/s/ BERNARD M. DOUCETTE Bernard M. Doucette	Chief Accounting Officer (Principal Accounting Officer)	March 14, 2008

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TABLE OF CONTENTS
FINANCIAL STATEMENTS

COHEN & STEERS, INC.
MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Cohen & Steers, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the reliability of financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework*. Based on our assessment we believe that, as of December 31, 2007, the Company's internal control over financial reporting is effective based on those criteria.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the U.S., and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

The Company's independent registered public accounting firm that audited the accompanying Consolidated Financial Statements has issued an attestation report on the effectiveness of the Company's internal control over financial reporting. Their report appears on the following page.

March 13, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Cohen & Steers, Inc. New York, NY

We have audited the accompanying consolidated statements of financial condition of Cohen & Steers, Inc. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. We also have audited the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cohen & Steers, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE LLP
New York, NY
March 13, 2008

COHEN & STEERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(in thousands, except share data)	December 31, 2007	December 31, 2006
ASSETS		
Cash and cash equivalents	$136,971	$139,360
Marketable securities available-for-sale	93,703	39,408
Accounts receivable	30,112	31,611
Property and equipment—net	12,226	10,539
Deferred commissions—net	4,101	6,248
Goodwill	21,450	20,609
Intangible assets—net	6,340	10,597
Deferred income tax asset—net	20,412	17,869
Other assets	6,930	8,905
Total assets	**$332,245**	**$285,146**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accrued compensation	$ 31,343	$ 24,100
Dividends payable	—	5,481
Deferred rent	3,369	1,773
Other liabilities and accrued expenses	15,618	12,383
	50,330	**43,737**
Stockholders' equity:		
Common stock, $0.01 par value; 500,000,000 shares authorized; 41,142,827 and 38,848,412 shares issued and outstanding at December 31, 2007 and 2006, respectively	411	388
Additional paid-in capital	310,459	265,326
Retained earnings (accumulated deficit)	19,567	(22,053)
Accumulated other comprehensive (loss) income, net of tax	(3,581)	4,376
Less: Treasury stock, at cost, 1,153,998 and 314,576 shares at December 31, 2007 and 2006, respectively	(44,941)	(6,628)
Total stockholders' equity	**281,915**	**241,409**
Total liabilities and stockholders' equity	**$332,245**	**$285,146**

See notes to consolidated financial statements

COHEN & STEERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)	Years Ended December 31, 2007	2006	2005
Revenue:			
Investment advisory and administration fees	$217,370	$151,373	$119,195
Distribution and service fees	28,402	15,748	11,955
Portfolio consulting and other	9,297	5,593	3,245
Investment banking fees	27,323	18,758	11,823
Total revenue	**282,392**	**191,472**	**146,218**
Expenses:			
Employee compensation and benefits	80,143	55,569	36,269
Distribution and service fees	40,460	101,364	29,385
General and administrative	33,777	28,786	23,300
Depreciation and amortization	6,990	6,403	6,283
Amortization, deferred commissions	10,729	4,340	3,359
Total expenses	**172,099**	**196,462**	**98,596**
Operating income (loss)	**110,293**	**(4,990)**	**47,622**
Non-operating income (expense):			
Interest and dividend income	9,248	3,892	3,622
Gain from sale of marketable securities—net	1,784	2,637	2,534
(Loss) gain from sale of property and equipment—net	(2)	1,042	289
Foreign currency transaction gain (loss)—net	445	(81)	(86)
Interest expense	—	—	(102)
Total non-operating income	**11,475**	**7,490**	**6,257**
Income before provision for income taxes and equity in earnings of affiliate	121,768	2,500	53,879
Provision for income taxes	46,272	837	22,880
Equity in earnings of affiliate	—	1,541	922
Net income	**$ 75,496**	**$ 3,204**	**$ 31,921**
Earnings per share:			
Basic	**$ 1.80**	**$ 0.08**	**$ 0.80**
Diluted	**$ 1.77**	**$ 0.08**	**$ 0.79**
Weighted average shares outstanding:			
Basic	**41,869**	**40,033**	**39,991**
Diluted	**42,655**	**40,711**	**40,324**

See notes to consolidated financial statements

COHEN & STEERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(in thousands)	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss), Net	Treasury Stock	Total
	Years Ended December 31, 2007, 2006 and 2005					
Beginning balance, January 1, 2005	**$354**	**$165,048**	**$(21,557)**	**$ 1,790**	**$ —**	**$145,635**
Dividends	—	—	(16,741)	—	—	(16,741)
Issuance of common stock	—	676	—	—	—	676
Tax benefits associated with restricted stock units	—	941	—	—	—	941
Repurchase of common stock	—	—	—	—	(20)	(20)
Issuance of restricted stock units	—	91	—	—	—	91
Amortization of unearned compensation	—	4,821	—	—	—	4,821
Forfeitures of restricted stock awards	—	(1,193)	—	—	—	(1,193)
Net income	—	—	31,921	—	—	31,921
Other comprehensive loss, net of taxes	—	—	—	(1,436)	—	(1,436)
Ending balance, December 31, 2005	**354**	**170,384**	**(6,377)**	**354**	**(20)**	**164,695**
Dividends	—	—	(18,880)	—	—	(18,880)
Issuance of common stock	34	82,361	—	—	—	82,395
Tax benefits associated with restricted stock units	—	2,975	—	—	—	2,975
Repurchase of common stock	—	—	—	—	(6,608)	(6,608)
Issuance of restricted stock units	—	2,443	—	—	—	2,443
Amortization of unearned compensation	—	7,312	—	—	—	7,312
Forfeitures of restricted stock awards	—	(149)	—	—	—	(149)
Net income	—	—	3,204	—	—	3,204
Other comprehensive income, net of taxes	—	—	—	4,022	—	4,022
Ending balance, December 31, 2006	**388**	**265,326**	**(22,053)**	**4,376**	**(6,628)**	**241,409**
Dividends	—	—	(33,876)	—	—	(33,876)
Issuance of common stock	23	1,210	—	—	—	1,233
Tax benefits associated with restricted stock units	—	29,537	—	—	—	29,537
Repurchase of common stock	—	—	—	—	(38,313)	(38,313)
Issuance of restricted stock units	—	3,170	—	—	—	3,170
Amortization of unearned compensation	—	11,622	—	—	—	11,622
Forfeitures of restricted stock awards	—	(406)	—	—	—	(406)
Net income	—	—	75,496	—	—	75,496
Other comprehensive loss, net of taxes	—	—	—	(7,957)	—	(7,957)
Ending balance, December 31, 2007	**$411**	**$310,459**	**$ 19,567**	**$(3,581)**	**$(44,941)**	**$281,915**

See notes to consolidated financial statements

COHEN & STEERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
(in thousands)	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 75,496	$ 3,204	$ 31,921
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock compensation expense	11,808	7,335	5,853
Amortization, deferred commissions	10,729	4,340	3,359
Depreciation and amortization	6,990	6,403	6,283
Amortization, bond discount—net	—	(30)	(177)
Deferred rent	1,596	135	1,581
Gain from sale of marketable securities—net	(1,784)	(2,637)	(2,534)
Loss (gain) from sale of property and equipment—net	2	(1,042)	(289)
Equity in earnings of affiliate	—	(1,541)	(1,362)
Deferred income taxes	3,325	1,191	(4,235)
Foreign currency transaction (gain) loss—net	(103)	81	86
Changes in operating assets and liabilities:			
Accounts receivable	1,602	(12,567)	(5,977)
Deferred commissions	(8,582)	(6,117)	(2,114)
Other assets	2,674	(4,453)	(577)
Accrued compensation	9,178	10,331	13,604
Other liabilities and accrued expenses	3,865	732	4,255
Net cash provided by operating activities	**116,796**	**5,365**	**49,677**
Cash flows from investing activities:			
Purchases of marketable securities available-for-sale	(83,528)	(40,728)	(58,867)
Proceeds from sale and maturities of marketable securities available-for-sale	15,310	95,860	42,800
Cash paid for Cohen & Steers Europe S.A. acquisition, net of cash received	—	(6,890)	—
Purchases of property and equipment	(5,330)	(3,895)	(7,604)
Proceeds from sale of property and equipment	1,175	1,152	485
Net cash (used in) provided by investing activities	**(72,373)**	**45,499**	**(23,186)**
Cash flows from financing activities:			
Issuance of common stock	1,048	71,341	497
Excess tax benefits associated with restricted stock awards	28,705	2,975	—
Dividends to stockholders	(38,727)	(18,278)	(16,338)
Repurchase of common stock	(38,313)	(6,608)	(20)
Payment of capital lease obligations	(79)	(26)	(49)
Principal payments on long-term debt	—	—	(1,653)
Net cash (used in) provided by financing activities	**(47,366)**	**49,404**	**(17,563)**
Net (decrease) increase in cash and cash equivalents	(2,943)	100,268	8,928
Effect of exchange rate changes	554	—	—
Cash and cash equivalents, beginning of the year	139,360	39,092	30,164
Cash and cash equivalents, end of the year	**$136,971**	**$139,360**	**$ 39,092**

See notes to consolidated financial statements

Supplemental disclosures of cash flow information:

For the years ended December 31, 2007 and 2006, there was no cash paid for interest. For the year ended December 31, 2005, cash paid for interest totaled $109,000.

For the years ended December 31, 2007, 2006, and 2005, cash paid for taxes, net of refunds, totaled $8.0 million, $1.3 million, and $26.1 million, respectively.

Supplemental disclosures of non-cash operating, investing and financing activities:

In connection with its stock incentive plan, the Company issued for the years ended December 31, 2007, 2006, and 2005, fully vested restricted stock units in the amount of $2.5 million, $2.1 million, and $92,000, respectively. For the years ended December 31, 2007, 2006, and 2005, the Company issued unvested restricted stock units in the amount of $26.1 million, $12.4 million and $5.0 million, respectively. For the years ended December 31, 2007, 2006, and 2005, forfeitures of restricted stock units totaled $2.5 million, $672,000, $1.4 million, respectively. In addition, for the years ended December 31, 2007 and 2006, the Company issued restricted stock unit dividend equivalents in the amount of $630,000 and $362,000, respectively.

On December 18, 2006, the Company issued shares of its common stock with an aggregate value of approximately $10.9 million in connection with its acquisition of the remaining 50% of Cohen & Steers Europe S.A.

For the year ended December 31, 2007, there was no cash acquisition for property and equipment under capital leases. For the years ended December 31, 2006 and 2005, the Company acquired property and equipment under capital leases in the amount of $68,000 and $110,000, respectively.

1. Basis of Presentation

Cohen & Steers, Inc. ("CNS") was organized as a Delaware corporation on March 17, 2004. CNS was formed to be the holding company for Cohen & Steers Capital Management, Inc. ("CSCM"), a New York corporation, and to allow for the issuance of common stock to the public.

The consolidated financial statements set forth herein include the accounts of CNS and its direct and indirect subsidiaries. CNS's significant wholly-owned subsidiaries are CSCM, Cohen & Steers Securities, LLC ("Securities") and Cohen & Steers Capital Advisors, LLC ("Advisors" and collectively, the "Company"). In addition, CNS has direct and indirect wholly-owned subsidiaries in Brussels, Hong Kong and London. All material intercompany balances and transactions have been eliminated in consolidation.

Through CSCM, a registered investment advisor under the Investment Advisers Act of 1940 (the "Advisers Act"), the Company provides investment management services to individual and institutional investors through a wide range of closed-end mutual funds, open-end mutual funds and institutional separate accounts. The Company manages high-income equity portfolios, specializing in U.S. REITs, international real estate securities, preferred securities, utilities and listed infrastructure securities and large cap value stocks. Its clients include Company-sponsored open-end and closed-end mutual funds and domestic corporate and public pension plans, foreign pension plans, endowment funds and individuals. Through its registered broker/dealers, Securities and Advisors, the Company provides distribution services for certain of its funds and investment banking services to companies in real estate and real estate intensive businesses, including healthcare.

2. Summary of Significant Accounting Policies

Accounting Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes the estimates used in preparing the consolidated financial statements are reasonable and prudent. Actual results could differ from those estimates.

Reclassifications—Certain prior year amounts have been reclassified to conform to the current year presentation. The amounts related to these reclassifications are not material to the Company's consolidated financial statements.

Consolidation—The Company consolidates all investments in affiliates in which the Company's ownership exceeds 50 percent. The equity method of accounting is used for investments in affiliates in which the Company's ownership ranges from 20 to 50 percent.

Cash and Cash Equivalents—Cash equivalents consist of short-term, highly liquid investments, which are readily convertible into cash and have original maturities of three months or less.

Investments—The management of the Company determines the appropriate classification of its investments at the time of purchase and re-evaluates such determination at each statement of financial condition date. Marketable securities classified as available-for-sale are primarily comprised of Company-sponsored open-end and closed-end mutual funds as well as highly rated debt and preferred instruments. These investments are carried at fair value based on quoted market prices, with unrealized gains and losses, net of tax, reported in accumulated other comprehensive income. The Company periodically reviews each individual security position that has an unrealized loss, or impairment, to determine if that impairment is other than temporary. If the Company believes an impairment on a security position is other than temporary, the loss will be recognized in the consolidated statements of income. Impairments that arise from changes in interest rates and not credit quality are generally considered temporary.

Long-Lived Assets—Property and equipment are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining term of the lease. Deferred commissions consist of commissions paid in advance to broker/dealers in connection with the sale of certain shares of Company-sponsored open-end load mutual funds and are capitalized and amortized over a period not to exceed six years. All long-lived assets are reviewed for impairment periodically and whenever events or changes in circumstances indicate the carrying amounts of the assets may be impaired. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss would be recognized to the extent the carrying value of such asset exceeded its fair value.

Goodwill and Intangible Assets—Goodwill represents the excess of the cost of the Company's investment in the net assets of an acquired company over the fair value of the underlying identifiable net assets at the date of acquisition. Goodwill and indefinite lived intangible assets are not amortized but are tested at least annually for impairment by comparing the fair value to their carrying amounts. Finite lived intangible assets are amortized over their useful lives. See Note 3 for further discussion about the Company's goodwill and intangible assets.

Investment Advisory and Administration Fees—The Company earns revenue by providing asset management services to Company-sponsored open-end and closed-end mutual funds and to institutional separate accounts. This revenue is earned pursuant to the terms of the underlying advisory contract, and is based on a contractual investment advisory fee applied to the assets in the client's portfolio. The Company also earns revenue from administration fees paid by certain Company-sponsored open-end and closed-end mutual funds, based on the average daily net assets of such funds. This revenue is recognized as such fees are earned.

Distribution and Service Fees—Distribution and service fee revenue is earned as the services are performed, based on contractually-predetermined percentages of the average daily net assets of the open-end load mutual funds. Distribution and service fee revenue is recorded gross of any third-party distribution and service fee expense arrangements. The expenses associated with these third-party distribution and service fees arrangements are recorded as incurred. During the third quarter of 2007, the Company made a $5.8 million payment associated with an additional compensation agreement entered into in connection with the offering of a closed-end mutual fund. During the second quarter of 2006, the Company made payments of $75.7 million to terminate compensation agreements entered into in connection with the common share offerings of certain of its closed-end mutual funds. These payments were reflected as expenses in distribution and service fees on the accompanying consolidated statements of income for the years ended December 31, 2007 and 2006, respectively.

Investment Banking Fees—Revenue is generally recognized when transactions are completed, pursuant to the terms of the agreements applicable to each transaction.

Currency Translation—Assets and liabilities of subsidiaries having non-U.S. dollar functional currencies are translated at exchange rates at the applicable consolidated statement of financial condition date. Revenues and expenses are translated at average exchange rates during the period. The gains and losses resulting from translating non-U.S. dollar functional currency into U.S. dollars are included in accumulated other comprehensive income, net, a component of stockholders' equity. Gains or losses resulting from non-U.S. dollar currency transactions are included in the consolidated statements of income.

Comprehensive Income—The Company reports all changes in comprehensive income in the consolidated statements of stockholders' equity and comprehensive income. Comprehensive income includes net income, unrealized gains and losses on securities classified as available-for-sale (net of tax) and foreign currency translation adjustments (net of tax).

Income Taxes—The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting For Income Taxes*. The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the consolidated financial statements using the provisions of the enacted tax laws. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. The Company adopted the provisions of Financial Standards Accounting Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), an interpretation of SFAS 109, on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized no adjustment for unrecognized tax benefits.

Stock-based Compensation—The Company accounts for stock-based compensation awards in accordance with SFAS No. 123(R), *Share-Based Payment* ("SFAS 123(R)"), which requires public companies to recognize expense for the grant-date fair value of awards of equity instruments granted to employees. This expense is recognized over the period during which employees are required to provide service. SFAS 123(R) also requires the Company to estimate forfeitures.

Recently Issued Accounting Pronouncements—In June 2007, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 06-11, *Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards*, ("EITF 06-11"). EITF 06-11 requires that the tax benefit related to dividend equivalents paid on restricted stock units that are expected to vest be recorded as an increase to additional paid-in capital. The consensus reached in EITF 06-11 should be applied prospectively to the income tax benefits of dividends declared in fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. The adoption of EITF 06-11 on January 1, 2008 will not have a material impact on our consolidated financial statements.

In February 2007, SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159") was issued, which allows companies to elect to measure certain financial assets and liabilities at fair value. The fair value election can be made on an instrument by instrument basis but is irrevocable once made. SFAS 159 is effective for the 2008 calendar year. The adoption of SFAS 159 will not have a material impact on our consolidated financial statements.

In September 2006, SFAS No. 157, *Fair Value Measurements* ("SFAS 157") was issued, which defines fair value, establishes a framework for measuring fair value, and enhances disclosures about instruments carried at fair value, but does not change existing guidance as to whether or not an instrument should be carried at fair value. SFAS 157 is effective for the 2008 calendar year. The adoption of SFAS 157 will not have a material impact on our consolidated financial statements.

3. Goodwill and Other Intangible Assets

As of December 31, 2005, the Company had a non-controlling 50% interest of approximately $4.4 million, which included approximately $2.7 million of goodwill, in Cohen & Steers Europe S.A. (formerly Houlihan Rovers S.A.), a Belgium-based global real estate securities asset manager. The Company accounted for its investment in Cohen & Steers Europe S.A. using the equity method of accounting. Under such accounting method, the investor recognizes its respective share of the investee's net income for the period. For the years ended December 31, 2006 and 2005, the Company recognized approximately $1,541,000 and $922,000, respectively, of income under this method.

On December 18, 2006, the Company acquired the remaining 50% of Cohen & Steers Europe S.A. for approximately $17,810,000, net of cash acquired.

During 2007, the Company finalized the purchase price valuation and allocation associated with its acquisition of Cohen & Steers Europe S.A. The following summarizes the changes in the Company's goodwill and intangible assets during the year ended December 31, 2007 (in thousands):

	Goodwill	Finite Lived Intangible Assets	Indefinite Lived Intangible Assets
Balance at January 1, 2007	$ 20,609	$ 3,486	$ 2,300
Purchase price finalization	(481)	300	200
Currency revaluation	1,322	—	—
Amortization during 2007	—	(316)	—
Balance at December 31, 2007	**$21,450**	**$3,470**	**$2,500**

The Company's goodwill and intangible assets resulting from the acquisition of Cohen & Steers Europe S.A. are entirely related to the Asset Management business segment.

The Company also has an intangible asset, which expires in January 2008, that reflects the independently determined value of the non-competition agreements that the Company received from certain employees who were awarded fully vested RSUs at the time of the Company's initial public offering. The intangible asset, with an original value of $15,400,000, is being amortized on a straight-line basis over the life of these agreements.

The following is a summary of the non-goodwill intangible assets at December 31, 2007 and 2006 (in thousands):

	Remaining Weighted Average Amortization Period (In Months)	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net
2007				
Finite lived intangible assets:				
Non-compete agreements	1	$15,400	$(15,030)	$ 370
Client relationships	132	3,800	(330)	3,470
Indefinite lived intangible assets:				
Mutual fund management contracts	—	2,500	—	2,500
Total		**$21,700**	**$(15,360)**	**$ 6,340**
2006				
Finite lived intangible assets:				
Non-compete agreements	13	$15,400	$(10,589)	$ 4,811
Client relationships	144	3,500	(14)	3,486
Indefinite lived intangible assets:				
Mutual fund management contracts	—	2,300	—	2,300
Total		**$21,200**	**$(10,603)**	**$10,597**

Amortization expense related to the intangible assets was approximately $4,757,000, $4,455,000 and $4,441,000 for the years ended December 31, 2007, 2006 and 2005, respectively. Estimated amortization expense for the next five years is as follows (in thousands):

Years Ended December 31,	Estimated Amortization Expense
2008	$ 687
2009	317
2010	317
2011	317
2012	317
Thereafter	1,885
Total	**$3,840**

4. Investments

The following is a summary of the cost, gross unrealized gains, losses and fair value of investments in marketable securities at December 31, 2007 and 2006 (in thousands):

	December 31, 2007				December 31, 2006			
		Gross Unrealized				Gross Unrealized		
	Cost	Gains	Losses	Fair Value	Cost	Gains	Losses	Fair Value
Preferred equity securities	$ 60,945	$ —	$ (7,646)	$53,299	$10,845	$ 140	$(29)	$10,956
Equities	11,882	427	(1,174)	11,135	3,050	1,177	—	4,227
Fixed income	5,256	—	(750)	4,506	—	—	—	—
Company-sponsored mutual funds	25,011	1,633	(1,881)	24,763	19,178	5,047	—	24,225
Total marketable securities	**$103,094**	**$2,060**	**$(11,451)**	**$93,703**	**$33,073**	**$6,364**	**$(29)**	**$39,408**

Sales proceeds, gross realized gains and losses, and dividend income from investments in marketable securities and Company-sponsored mutual funds for the years ended December 31, 2007, 2006 and 2005 are summarized below (in thousands):

	Investment in Marketable Securities Years Ended December 31,			Company-Sponsored Mutual Funds Years Ended December 31,		
	2007	2006	2005	2007	2006	2005
Proceeds from sales and maturities	$15,310	$95,860	$42,800	$7,583	$6,981	$6,756
Gross realized gains	2,658	3,126	2,611	2,487	1,734	2,457
Gross realized losses	(874)	(489)	(77)	—	—	—
Dividend income	2,899	1,054	930	362	407	485

Unrealized losses on investments in marketable securities as of December 31, 2007, the majority of which had been in a loss position for less than twelve months, were generally caused by market conditions and not changes in credit quality. The Company has the ability and intent to hold these investments until a recovery of fair value, which may mean until maturity, and to collect all contractual cash flows. Accordingly, impairment of these investments is considered temporary.

5. Property and Equipment

The following is a summary of property and equipment at December 31, 2007 and 2006 (in thousands):

	2007	2006
Equipment	$ 6,529	$ 3,676
Furniture and fixtures	2,134	2,128
Software	1,531	942
Leasehold improvements	7,237	6,854
Subtotal	**17,431**	**13,600**
Less: Accumulated depreciation and amortization	(5,205)	(3,061)
Property and equipment, net	**$12,226**	**$10,539**

Depreciation and amortization expense related to property and equipment was $2,233,000, $1,948,000 and $1,842,000 for the years ended December 2007, 2006 and 2005, respectively.

On June 1, 2006, the Company sold its fractional ownership interest in an aircraft for approximately $1,152,000. The aircraft had a net book value of approximately $96,000 at June 1, 2006. Pursuant to this transaction, the Company recognized a gain on sale of approximately $1,056,000.

6. Earnings Per Share

Basic earnings per share are calculated by dividing net income by the weighted average shares outstanding. Diluted earnings per share are calculated by dividing net income by the total weighted average shares of common stock outstanding and common stock equivalents. Common stock equivalents are comprised of dilutive potential shares from restricted stock unit awards. Common stock equivalents are excluded from the computation if their effect is anti-dilutive. Diluted earnings per share are computed using the treasury stock method. There were no anti-dilutive common stock equivalents excluded from the computation for the years ended December 31, 2007, 2006 and 2005.

The following is a reconciliation of the income and share data used in the basic and diluted earnings per share computations for the years ended December 31, 2007, 2006 and 2005 (in thousands, except per share data):

	Years Ended December 31,		
	2007	2006	2005
Net income	**$75,496**	**$ 3,204**	**$31,921**
Basic weighted average shares outstanding	41,869	40,033	39,991
Dilutive potential shares from restricted stock awards	786	678	333
Dilutive weighted average shares outstanding	**42,655**	**40,711**	**40,324**
Basic earnings per share	**$ 1.80**	**$ 0.08**	**$ 0.80**
Diluted earnings per share	**$ 1.77**	**$ 0.08**	**$ 0.79**

7. Stock-Based Compensation

2004 STOCK INCENTIVE PLAN

The Cohen & Steers 2004 Stock Incentive Plan (the "SIP") provides for the issuance of RSUs, stock options and other stock-based awards for a period of up to ten years to eligible employees and directors. A total of 9.5 million shares of common stock may be granted under the SIP. At December 31, 2007, RSUs with respect to approximately 7.0 million shares of common stock were issued.

RESTRICTED STOCK UNITS

Vested Restricted Stock Unit Grants

At the time of the initial public offering, the Company granted awards of vested RSUs to certain employees pursuant to the SIP. Certain of these awards replaced all outstanding Stock Appreciation Rights awards previously made under the Company's Stock Appreciation Rights Plan, which was subsequently terminated. As of the last business day of January 2007, 60% of such shares were delivered. The remaining shares underlying the RSUs granted at the time of the offering was delivered on the last business day of January 2008. Dividends declared during the delayed delivery period are paid to the employees in cash. At December 31, 2007, vested RSUs with respect to approximately 1.8 million shares of common stock are outstanding.

The Company has granted awards of vested RSUs to the independent directors of the Company pursuant to the SIP. The directors are entitled to receive delivery of the underlying common stock on the third anniversary of the date of the grant. Dividends declared during the delayed delivery period are paid to the directors in cash. At December 31, 2007, vested RSUs with respect to approximately 19,000 shares of common stock are outstanding pursuant to these grants. In connection with the grant of these vested RSUs, the Company recorded non-cash stock-based compensation expense of approximately $234,000, $168,000, and $133,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

The following table sets forth activity relating to the Company's granted awards under the Stock Appreciation Rights Plan and to the independent directors (share data in thousands):

	Year Ended December 31, 2007	
	Number of Shares	Weighted Average Grant Date Fair Value
Balance at January 1, 2007	3,567	$13.03
Granted	5	40.57
Delivered	(1,777)	13.00
Balance at December 31, 2007	**1,795**	**$13.14**

Unvested Restricted Stock Unit Grants

The Company grants awards of unvested RSUs to certain employees pursuant to the SIP. The fair value at the date of grant is expensed on a straight-line basis over the applicable service periods. Dividends are not paid to the holders of unvested RSUs. At December 31, 2007, RSUs with respect to approximately 1.3 million shares of common stock are outstanding pursuant to these grants. Amortization expense related to the unearned stock- based compensation, net of forfeitures, was approximately $6,719,000, $5,738,000, and $3,620,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

The following table sets forth activity relating to the Company's granted awards under the above mentioned plans (share data in thousands):

	Year Ended December 31, 2007	
	Number of Shares	Weighted Average Grant Date Fair Value
Balance at January 1, 2007	1,385	$16.70
Granted	203	44.43
Delivered	(204)	19.23
Forfeited	(75)	18.04
Balance at December 31, 2007	**1,309**	**$20.54**

Incentive Bonus Plans for Employees of the Company

The Company has implemented two programs for employees under which (i) based upon compensation levels, it automatically pays a portion of their year-end bonuses in the form of unvested RSUs ("Mandatory Plan") and (ii) employees can elect to defer, on a pre-tax basis, an additional portion of their year-end bonus in the form of vested RSUs ("Voluntary Plan"). These RSUs are issued pursuant to the SIP. Under both plans, the Company matches a predetermined amount of the employee contribution in the form of unvested RSUs. Dividend equivalents are accrued on the deferred compensation awards and the matches in the form of additional unvested RSUs. The RSUs under the Mandatory Plan, including the Company match, will vest and be delivered pro-rata over four years. The dividend equivalents issued under the Mandatory Plan vest and will be delivered four years after the date of grant. The RSUs granted under the Voluntary Plan vest immediately at the date of grant and will be delivered three years after the date of grant. The Company match and dividend equivalents under the Voluntary Plan vest and will be delivered three years after the date of grant. The fair value at the date of grant of the RSUs under the Mandatory Plan and the matching under both programs is expensed on a straight-line basis.

As of December 31, 2007, approximately 439,000 and 163,000 RSUs under the Mandatory Plan and Voluntary Plan, respectively, including matching and dividend equivalents, were outstanding. In connection with the grant of the vested RSUs issued under the Voluntary Plan, the Company recorded a non-cash stock-based compensation expense, including amortization on the matching component, of approximately $2,167,000, $2,620,000, and $1,988,000 for the years ended December 31, 2007, 2006 and 2005, respectively. Amortization expense, net of forfeitures, related to the unearned stock-based compensation of the Mandatory Plan, including the matching component, was approximately $4,495,000, $1,168,000, and $650,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

The following table sets forth activity relating to the Company's incentive bonus plans, including Company match and dividend equivalents (share data in thousands):

	Year Ended December 31, 2007	
	Number of Shares	Weighted Average Grant Date Fair Value
Balance at January 1, 2007	513	$18.12
Granted	421	47.69
Delivered	(285)	16.57
Forfeited	(47)	32.51
Balance at December 31, 2007	**602**	**$38.44**

EMPLOYEE STOCK PURCHASE PLAN

Pursuant to the 2004 Employee Stock Purchase Plan ("ESPP"), the Company allows eligible employees, as defined in the ESPP, to purchase common stock at a 15% discount from market value with a maximum of $25,000 in annual aggregate purchases by any one individual. The number of shares of common stock authorized for purchase by eligible employees was 500,000. For the years ended December 31, 2007 and 2006, approximately 31,000 and approximately 44,000 shares, respectively, had been purchased by eligible employees through the ESPP. For the years ended December 31, 2007, 2006 and 2005, the Company recorded a non-cash stock-based compensation expense of approximately $185,000, $150,000, and $179,000, respectively, which represents the discount on the shares issued pursuant to this plan. The ESPP will terminate upon the earliest to occur of the following: (1) termination of the ESPP by the board of directors, (2) issuance of all of the shares reserved for issuance under the ESPP, or (3) the tenth anniversary of the effective date of the ESPP.

8. 401(k) and Profit-Sharing Plan

The Company sponsors a profit-sharing plan (the "Plan") covering all employees who meet certain age and service requirements. Subject to limitations, the Plan permits participants to defer up to 70% of their compensation pursuant to Section 401(k) of the Internal Revenue Code. Employee contributions are matched by the Company at $0.50 per $1.00 deferred. The Plan also allows the Company to make discretionary contributions, which are integrated with the taxable wage base under the Social Security Act. No discretionary contributions were made for the years ended December 31, 2007, 2006 and 2005.

Forfeitures occur when participants terminate employment before becoming entitled to their full benefits under the Plan. Forfeited amounts are used to reduce the Company's contributions to the Plan. Forfeitures for the years ended December 31, 2007, 2006 and 2005 amounted to approximately $19,000, $33,000 and $68,000, respectively.

Matching contributions, net of forfeitures, to the Plan amounted to approximately $790,000, $1,001,000, and $240,000 for the years ended December 31, 2007, 2006, and 2005, respectively.

9. Comprehensive Income

Total comprehensive income includes net income and other comprehensive income, net of tax. The components of comprehensive income for the years ended December 31, 2007, 2006 and 2005 are as follows (in thousands):

	Years Ended December 31,		
	2007	2006	2005
Net income	$ 75,496	$3,204	$31,921
Foreign currency translation adjustment	1,955	603	(440)
Net unrealized (loss) gain on available-for-sale securities, net of tax	(10,972)	1,665	(2,491)
Reclassification of realized gain on available-for-sale securities, net of tax	1,060	1,754	1,495
Total comprehensive income	**$ 67,539**	**$7,226**	**$30,485**

10. Related Party Transactions

The Company is an investment advisor to, and has administrative agreements with, affiliated open-end and closed-end mutual funds for which certain employees are officers and/or directors. The following table sets forth the amount of revenue the Company earned from these affiliated funds for the years ended December 31, 2007, 2006 and 2005 (in thousands):

	Years Ended December 31,		
	2007	2006	2005
Investment advisory and administration fees	$170,763	$126,104	$103,092
Distribution and service fees	28,402	15,748	11,955
	$199,165	**$141,852**	**$115,047**

For the years ended December 31, 2007, 2006, and 2005, the Company had investment advisory agreements with certain affiliated closed-end mutual funds, pursuant to which the Company contractually waived approximately $18,789,000, $20,307,000 and $18,864,000, respectively, of advisory fees it was otherwise entitled to receive. These investment advisory agreements contractually require the Company to waive a portion of the advisory fees the Company otherwise would charge for up to ten years from the respective funds' inception date. The board of directors of these mutual funds must approve the renewal of the advisory agreements each year, including any reduction in advisory fee waivers scheduled to take effect during that year. As of December 31, 2007, such scheduled reductions in advisory fee waivers were effective for four funds.

The Company has agreements with certain affiliated open-end and closed-end mutual funds to reimburse certain fund expenses. For the years ended December 31, 2007, 2006, and 2005, expenses of approximately $4,179,000, $2,283,000 and $1,991,000, respectively, were incurred by the Company pursuant to these agreements and are included in general and administrative expenses.

The Company receives, in certain instances, reimbursements associated with the launch of its open-end and closed-end mutual funds. These reimbursements, which are included in general and administrative expenses, totaled approximately $776,000, $901,000 and $1,027,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

General and administrative expenses include $5,295,000 and $675,000 of sub-advisory fees paid to Cohen & Steers Europe S.A. for the years ended December 31, 2006 and 2005, respectively.

Included in accounts receivable at December 31, 2007 and 2006 are receivables due from Company-sponsored mutual funds of approximately $15,145,000 and $14,469,000, respectively. Included in other assets at December 31, 2006 are amounts due from Company-sponsored mutual funds of approximately $104,000.

See Note 4 relating to investments in Company-sponsored mutual funds.

11. Regulatory Requirements

Securities and Advisors, as registered broker/dealers in the U.S. and are subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires that broker/dealers maintain a minimum level of net capital, as defined. As of December 31, 2007, Securities and Advisors had net capital of approximately $6,953,000 and $21,194,000, respectively, which exceeded their requirements by approximately $6,743,000 and $20,103,000, respectively. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital of a broker/dealer is less than the amount required under the Rule.

Securities and Advisors do not carry customer accounts and are exempt from the SEC's Rule 15c3-3 pursuant to provisions (k)(1) and (k)(2)(i) of such rule, respectively.

The non-U.S. subsidiaries of the Company are regulated outside the U.S. by the Hong Kong Securities and Futures Commission, the United Kingdom Financial Securities Authority, and the Belgium Banking, Finance and Insurance Commission (collectively, the "Foreign Regulated Entities"). As of December 31, 2007, the Foreign Regulated Entities had aggregate minimum regulatory capital requirements of approximately $3,553,000 and the Foreign Regulated Entities exceeded those requirements by approximately $18,766,000.

12. Commitments

The Company leases office space under noncancelable operating leases expiring at various dates through January 30, 2014. The Company subleases some of its office space to an outside party under a noncancelable operating lease expiring January 30, 2014. The aggregate minimum future payments under the leases and subleases are as follows (in thousands):

Years Ended December 31,	Gross Rent Obligations	Sublease Income	Net Rent Obligations
2008	$ 6,991	$ (819)	$ 6,172
2009	6,884	(819)	6,065
2010	6,980	(819)	6,161
2011	6,974	(819)	6,155
2012	7,144	(846)	6,298
Thereafter	9,376	(976)	8,400
	$44,349	**$(5,098)**	**$39,251**

Rent expense charged to operations, including escalation charges for real estate taxes and other expenses, totaled approximately $5,309,000, $3,117,000 and $3,072,000 for the years ended December 31, 2007, 2006 and 2005, respectively. Sublease rental income received for the years ended December 31, 2007, 2006 and 2005 was approximately $1,100,000, $963,000 and $37,000, respectively.

13. Income Taxes

The provision for income taxes for the year ended December 31, 2007 includes U.S. federal, state, local and foreign taxes at an effective tax rate of 38%. The lower effective tax rate for the year ended December 31, 2006 of 20.7% was primarily the result of an adjustment to the net deferred tax asset resulting from lower state and local taxes and the application of a tax loss, which was generated by the $75.7 million of lump sum payments made to terminate certain fund compensation agreements, to periods of lower tax rates. The provision for income taxes for the year ended December 31, 2005, includes U.S. federal, state and local income taxes at an effective tax rate equal to 41.8%. Included in the tax provision in the year ended December 31, 2005 is an adjustment to the net deferred tax asset resulting from a change in the New York State tax law.

Under Accounting Principles Board ("APB") Opinion No. 23, *Accounting for Income Taxes,* the Company has not recorded a provision for the residual U.S. income taxes and foreign withholding taxes that would occur upon repatriation of previously undistributed foreign earnings that are considered permanently reinvested. A determination of unrecognized deferred tax liability associated with unrepatriated foreign earnings is not practicable.

The income before income tax and the related income tax provisions and benefits for the years ended December 31, 2007, 2006 and 2005 are as follows (in thousands):

	Years Ended December 31,		
	2007	2006	2005
Income before provision for income taxes and equity in earnings of affiliate	$121,768	$2,500	$53,879
Equity in earnings of affiliate	—	1,541	922
Income before provision for income taxes	**$121,768**	**$4,041**	**$54,801**
Current:			
U.S. federal	$ 33,165	$ (590)	$20,986
State and local	5,307	(94)	6,129
Non-U.S.	4,475	330	—
	42,947	**(354)**	**27,115**
Deferred taxes:			
U.S. federal	2,907	1,181	(4,650)
State and local	465	10	415
Non-U.S.	(47)	—	—
	3,325	**1,191**	**(4,235)**
Provision for income taxes	**$ 46,272**	**$ 837**	**$22,880**

Deferred income taxes represent the tax effects of the temporary differences between book and tax bases and are measured using enacted tax rates that will be in effect when such items are expected to reverse. The Company records a valuation allowance, when necessary, to reduce deferred tax assets to an amount that more likely than not will be realized.

Significant components of the Company's net deferred income tax asset at December 31, 2007 and 2006 consists of the following (in thousands):

	2007	2006
Net deferred income tax assets (liabilities):		
Stock-based compensation	$18,779	$23,936
Unrealized losses/(gains) on investments, net	3,692	(2,122)
Deferred rent	1,223	1,929
Acquisition of Cohen & Steers Europe S.A.	(2,388)	(2,320)
Deferred sales commissions	(1,665)	(2,512)
Other	771	(1,042)
Net deferred income tax asset	**$20,412**	**$17,869**

The Company adopted the provisions of FIN 48, an interpretation of SFAS 109, on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized no adjustment in the net liability for unrecognized tax benefits.

At the adoption date of January 1, 2007, the Company had approximately $1,731,000 of total gross unrecognized tax benefits. Of this total, approximately $1,133,000 (net of the federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the Company's effective tax rate in future periods. At December 31, 2007, the Company had approximately $5,490,000 of total gross unrecognized tax benefits of which approximately $3,484,000 (net of federal benefit on state issues) would favorably affect the Company's effective tax rate in future periods. The Company expects to reduce its unrecognized tax benefits by $1,763,000 within the next twelve months due to the lapse of the statute of limitations on certain positions.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in thousands):

	Liability for Unrecognized Tax Benefits
Gross unrecognized tax benefits balance at January 1, 2007 (adoption date)	$1,731
Addition for tax positions of current year	951
Addition for tax positions of prior years	2,808
Gross unrecognized tax benefits balance at December 31, 2007	**$5,490**

The Company recognizes potential interest and penalties related to uncertain tax positions in the provision for income taxes. The Company had accrued approximately $80,000 for the potential payment of interest at January 1, 2007, related to uncertain tax positions. At December 31, 2007, the Company had accrued approximately $459,000 in potential interest associated with uncertain tax positions.

The tax years 2003 through 2007 remain open to examination by various taxing jurisdictions.

A reconciliation of the Company's statutory federal income tax rate and the effective tax rate for the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
U.S. statutory tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income taxes	5.6%	5.5%	6.1%
Revaluation of deferred tax assets and liabilities due to reduction to overall state tax rates	—	2.7%	—
Revaluation of deferred tax assets and liabilities due to New York State law change	—	—	1.3%
Foreign operations tax differential	(3.6)%	(22.1)%	—
Other	1.0%	(0.4)%	(0.6)%
Effective income tax rate	**38.0%**	**20.7%**	**41.8%**

14. Concentration of Credit Risk

The Company's cash and cash equivalents are principally on deposit with three major financial institutions. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligations.

The following affiliated funds provided 10 percent or more of the total revenue of the Company (in thousands):

	Years Ended December 31,		
	2007	2006	2005
Cohen & Steers International Realty Fund:			
Investment advisory and administration fees	$37,271	$ —	$ —
Percent of total revenue	13%	—	—
Cohen & Steers Realty Shares, Inc.:			
Investment advisory and administration fees	—	24,719	19,108
Percent of total revenue	—	13%	13%
Cohen & Steers REIT and Preferred Income Fund, Inc.:			
Investment advisory and administration fees	—	—	14,813
Percent of total revenue	—	—	10%

15. Segment Reporting

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, establishes disclosure requirements relating to operating segments in consolidated financial statements. The Company operates in two business segments: Asset Management and Investment Banking. The Company's reporting segments are strategic divisions that offer different services and are managed separately, as each division requires different resources and marketing strategies.

The Company does not record revenue between segments (referred to as inter-segment revenue).

The Company evaluates performance of its segments based on profit or loss from operations before taxes. Information on the consolidated statement of financial condition data by segment is not disclosed because it is not used in evaluating segment performance and deciding how to allocate resources to segments.

Summarized financial information for the Company's reportable segments is presented in the following tables (in thousands):

	Years Ended December 31,		
	2007	2006	2005
Asset Management			
Total revenue, including equity in earnings of affiliate	$ 255,069	$ 174,255	$135,317
Total expenses	(155,597)	(184,487)	(89,335)
Net non-operating income	10,009	6,858	6,017
Income (loss) before provision for income taxes	**$ 109,481**	**$ (3,374)**	**$ 51,999**
Investment Banking			
Total revenue	$ 27,323	$ 18,758	$ 11,823
Total expenses	(16,502)	(11,975)	(9,261)
Net non-operating income	1,466	632	240
Income before provision for income taxes	**$ 12,287**	**$ 7,415**	**$ 2,802**
Total			
Total revenue, including equity in earnings of affiliate	$ 282,392	$ 193,013	$147,140
Total expenses	(172,099)	(196,462)	(98,596)
Net non-operating income	11,475	7,490	6,257
Income before provision for income taxes	**$ 121,768**	**$ 4,041**	**$ 54,801**

The following table is a reconciliation of reportable segment income before provision for income taxes and income before provision for income taxes and equity in earnings of affiliate in the Company's audited consolidated statements of income (in thousands):

	Years Ended December 31,		
	2007	2006	2005
Income before provision for income taxes	$121,768	$4,041	$54,801
Equity in earnings of affiliate	—	1,541	922
Income before provision for income taxes and equity in earnings of affiliate	**$121,768**	**$2,500**	**$53,879**

16. Selected Quarterly Financial Data (unaudited)

The table below presents selected quarterly financial data for 2007 and 2006. The data presented should be read in conjunction with the consolidated financial statements of Cohen & Steers, Inc. and "Management's Discussion and Analysis of Financial Results of Operations" included herein (in thousands, except per share data):

	Quarter				
	1st	2nd	3rd	4th	Total
2007					
Revenue	$76,767	$ 69,287	$69,451	$66,887	$282,392
Operating income	34,226	27,264	21,501	27,302	110,293
Net income	22,316	18,622	15,861	18,697	75,496
Earnings per share:					
Basic	**$ 0.53**	**$ 0.45**	**$ 0.38**	**$ 0.45**	**$ 1.80**
Diluted	**$ 0.52**	**$ 0.44**	**$ 0.37**	**$ 0.44**	**$ 1.77**
Weighted-average shares outstanding:					
Basic	**41,983**	**41,809**	**41,823**	**41,864**	**41,869**
Diluted	**42,828**	**42,666**	**42,564**	**42,566**	**42,655**
2006					
Revenue	$37,846	$ 42,121	$53,950	$57,555	$191,472
Operating income (loss)	11,578	(60,306)	21,347	22,391	(4,990)
Net income (loss)	8,717	(37,819)	15,724	16,582	3,204
Earnings per share:					
Basic	**$ 0.22**	**$ (0.95)**	**$ 0.39**	**$ 0.41**	**$ 0.08**
Diluted	**$ 0.22**	**$ (0.95)**	**$ 0.39**	**$ 0.40**	**$ 0.08**
Weighted-average shares outstanding:					
Basic	**39,803**	**39,805**	**39,927**	**40,536**	**40,033**
Diluted	**40,327**	**39,805**	**40,647**	**41,367**	**40,711**

17. Subsequent Event

On February 27, 2008, CNS declared a quarterly cash dividend on its common stock in the amount of $0.22 per share. The dividend will be payable on March 28, 2008 to stockholders of record at the close of business on March 11, 2008.

EXHIBIT INDEX

Exhibit Number	Description
3.1	—Form of Amended and Restated Certificate of Incorporation of the Registrant(1)
3.2	—Form of Amended and Restated Bylaws of the Registrant(1)
4.1	—Specimen Common Stock Certificate(1)
4.2	—Form of Registration Rights Agreement among the Registrant, Martin Cohen, Robert H. Steers, The Martin Cohen 1998 Family Trust and Robert H. Steers Family Trust(1)
10.1	—Form of Tax Indemnification Agreement among Cohen & Steers Capital Management, Inc., Martin Cohen, Robert H. Steers, The Martin Cohen 1998 Family Trust and Robert H. Steers Family Trust(1)
10.2	—Form of Employment Agreement between Cohen & Steers Capital Management, Inc. and Martin Cohen*(1)
10.3	—Form of Employment Agreement between Cohen & Steers Capital Management, Inc. and Robert H. Steers*(1)
10.4	—Cohen & Steers, Inc. 2004 Stock Incentive Plan*(1)
10.5	—Cohen & Steers, Inc. 2004 Annual Incentive Plan*(1)
10.6	—Cohen & Steers, Inc. 2004 Employee Stock Purchase Plan*(1)
10.7	—Form of Restricted Stock Unit Agreement for the issuance of awards pursuant to the Cohen & Steers, Inc. 2004 Stock Incentive Plan*(2)
10.8	—Form of Voluntary Deferral Program Restricted Stock Unit Agreement for the issuance of awards pursuant to the Cohen & Steers, Inc. 2004 Stock Incentive Plan*(2)
10.9	—Form of Mandatory Deferral Program Restricted Stock Unit Agreement for the issuance of awards pursuant to the Cohen & Steers, Inc. 2004 Stock Incentive Plan*(2)
10.10	—Additional Compensation Termination Agreement, dated as of April 10, 2006, between Merrill Lynch, Pierce, Fenner & Smith Incorporated and Cohen & Steers Capital Management, Inc.(3)
10.11	—Amendment to Employment Agreement between Cohen & Steers Capital Management, Inc. and Martin Cohen* (filed herewith)
10.12	—Amendment to Employment Agreement between Cohen & Steers Capital Management, Inc. and Robert H. Steers* (filed herewith)
21.1	—Subsidiaries of the Registrant (filed herewith)
23.1	—Consent of Deloitte & Touche LLP (filed herewith)
24.1	—Powers of Attorney (included on signature page hereto)
31.1	—Certification of the co-Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
31.2	—Certification of the co-Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
31.3	—Certification of the co-Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.1	—Certification of the co-Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
32.2	—Certification of the co-Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
32.3	—Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)

(1) Incorporated by Reference to the Registrant's Registration Statement on Form S-1 (Registration No. 333-114027), as amended, originally filed with the Securities and Exchange Commission on March 30, 2004.
(2) Incorporated by Reference to the Registrant's Quarterly Report on Form 10-Q (Commission File No. 001-32236), for the quarter ended September 30, 2004.
(3) Incorporated by Reference to the Registrant's Quarterly Report on Form 10-Q (Commission File No. 001-32236), for the quarter ended March 31, 2006.
* Denotes compensatory plan

Past performance is no guarantee of future results. As with any investment, the price of a fund's shares will fluctuate with market conditions, and at the time of sale, may be worth more or less than the original investment. *Please consider the investment objectives, risks, charges and expenses of a fund carefully before investing. This and other information about the fund is included in the prospectus. Call 1-800-330-7848 or visit cohenandsteers.com for a prospectus. Please read the prospectus carefully before investing. Cohen & Steers Securities, LLC is the distributor of the mutual funds.*

There are special risks associated with investing in the funds. The value of common stocks and other equity securities will fluctuate in response to developments concerning the company, political and regulatory circumstances, the stock market, and the economy. In the short term, stock prices can fluctuate dramatically in response to these developments. Different parts of the market and different types of equity securities can react differently to these developments. These developments can affect a single company, all companies within the same industry, economic sector or geographic region, or the stock market as a whole. Dividend-paying stocks may be particularly sensitive to changes in market interest rates, and prices may decline as rates rise. Risks of investing in real estate securities include falling property values due to increasing vacancies or declining rents resulting from economic, legal, or technological developments. Foreign securities involve special risks, including currency fluctuations, lower liquidity, political and economic uncertainties, and differences in accounting standards. Some international securities may represent small- and medium-sized companies, which may be more susceptible to price volatility and less liquidity than larger companies.

The shares of closed-end mutual funds may trade at a premium or discount to their net asset value.

Some funds have had fees waived and/or expenses reimbursed by their advisor during certain periods presented above. Absent such waivers and reimbursements, returns would have been lower for those funds. Returns for various share classes will vary based on differing expense structures.

Cohen & Steers Realty Shares, Inc.

Average annualized total return performance information (periods ended December 31, 2007) for Cohen & Steers Realty Shares, Inc. is as follows:

One year	Three years	Five years	Ten years
-19.19%	8.39%	19.48%	10.92%

Performance data quoted represent past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Total returns for the fund, current to the most recent month-end, can be obtained by visiting cohenandsteers.com. The performance data quoted include change in net asset value, and reinvestment of dividends and capital gains.

In selecting mutual funds to be included in the "Money 70", the following criteria were generally used: (i) funds run by the same person or team for at least several years; (ii) funds that were deemed not to have above-average fees or excessive trading; (iii) funds that received at least a certain grade from analysts at Morningstar, Inc.; and (iv) funds that had better than average returns for the past five years, with certain exceptions. In cases in which several mutual funds scored closely on these criteria, funds with the lowest expenses and most consistent strategy were generally selected.

Cohen & Steers SICAV Asia Pacific Real Estate Securities Fund

The sale of shares of the fund may be restricted in certain jurisdictions. In particular, shares may not be offered or sold, directly or indirectly, in the United States or to U.S. persons, as more fully described in the fund's prospectus.

Corporate Headquarters
Cohen & Steers, Inc.
280 Park Avenue
New York, NY 10017
(212) 832-3232

Stock Listing
Cohen & Steers, Inc. common stock is traded on the New York Stock Exchange under the symbol CNS. At the close of business on March 18, 2008, there were 161 common shareholders of record. Beneficial owners of our common stock whose shares are held in the "street name" of a bank, broker or other holder of record are not included in the number of common shareholders of record.

Internet Information
Information on Cohen & Steers financial reports and its products and services is available on the Internet at cohenandsteers.com.

Financial Information
Cohen & Steers makes available, free of charge, through its Web site, cohenandsteers.com, under the heading "Corporate Info/ SEC Filings," its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports as soon as is reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission. Further, Cohen & Steers will provide, free of charge to each shareholder upon written request, a copy of its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports. Requests for copies should be addressed to Salvatore Rappa, senior vice president and associate general counsel, Cohen & Steers, Inc., 280 Park Avenue, New York, NY 10017. Requests may also be directed to (212) 832-3232 or via e-mail to srappa@cohenandsteers.com. Copies may also be accessed electronically by means of the SEC's Web site on the Internet at www.sec.gov.

NYSE Certification
Cohen & Steers submitted its annual chief executive officer certification pursuant to Rule 303A.12 of the New York Stock Exchange on May 11, 2007. Cohen & Steers has also submitted its chief executive officer and chief financial officer certifications pursuant to the Sarbanes-Oxley Act of 2002.

Corporate Governance at Cohen & Steers
Cohen & Steers Corporate Governance Guidelines and additional information about Cohen & Steers' board and its committees and corporate governance at Cohen & Steers are posted on the corporate governance section of the "Corporate Info" page of the Cohen & Steers Web site at cohenandsteers.com. Shareholders who would like to request printed copies of the Cohen & Steers Code of Business Conduct and Ethics or the charter of the board's audit, nominating and corporate governance, or compensation committees (all of which are posted on the Cohen & Steers Web site) may do so by sending their requests to Salvatore Rappa, senior vice president and associate general counsel, at our corporate headquarters.

Inquiries
Analysts, institutional investors, individual shareholders, news media representatives and others seeking general information should contact Matthew S. Stadler, chief financial officer, at (212) 832-3232 or via e-mail at mstadler@cohenandsteers.com.

Annual Shareholders Meeting
All shareholders are invited to attend the Cohen & Steers annual shareholders meeting on Friday, May 9, 2008, beginning at 9:00 a.m., Eastern Time. The meeting will be held at our corporate headquarters, located at 280 Park Avenue, New York, NY 10017.

Dividend Policy
Cohen & Steers currently pays a quarterly cash dividend at a rate of $0.22 per share. The declaration and payment of dividends to holders of common stock by Cohen & Steers, if any, are subject to the discretion of its board of directors. The board of directors will take into account such matters as general economic and business conditions, our strategic plans, our financial results and condition, contractual, legal and regulatory restrictions on the payment of dividends by Cohen & Steers and its subsidiaries, and such other factors as the board of directors may consider to be relevant.

Registrar and Transfer Agent
Mellon Investor Services LLC is the transfer agent and registrar for the Cohen & Steers common stock and maintains shareholder accounting records. The transfer agent should be contacted on questions of change in address, name or ownership, lost certificates and consolidation of accounts. Please contact:

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
Toll free (United States): (866) 282-3779
Foreign shareholders: (201) 680-6578
Hearing impaired: (800) 231-5469
www.bnymellon.com/shareowner/isd

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Common Stock Performance Graph

The following graph compares the cumulative total stockholder return on our common stock from August 13, 2004 (the date our common stock first began trading on the NYSE) through December 31, 2007, with the cumulative total return of the Standard & Poor's 500 Stock Index ("S&P 500") and the SNL Asset Manager Index*. The graph assumes the investment of $100 in our common stock and in each of the two indices on August 13, 2004 and the reinvestment of all dividends, if any. The initial public offering price of our common stock was $13.00 per share.

Total Return Performance



Cohen & Steers, Inc.
SNL Asset Manager Index
S&P 500
Index Value
350
300
250
200
150
100
50
8/13/04
12/31/04
06/30/05
12/31/05
12/31/06
12/31/07

Index	08/13/04	12/31/04	06/30/05	12/31/05	12/31/06	12/31/07
	Period Ending					
Cohen & Steers, Inc.	100.00	126.61	162.42	148.51	325.59	248.19
SNL Asset Manager Index	100.00	137.38	148.79	174.72	202.62	230.65
S&P 500	100.00	114.59	113.66	120.22	139.20	146.85

* The SNL Asset Manager Index currently comprises the following companies: Affiliated Managers Group, Inc.; AllianceBernstein Holding L.P.; Alternative Asset Management; August Financial Holding; BKF Capital Group, Inc.; BlackRock, Inc.; Blackstone Group L.P.; Calamos Asset Management, Inc.; Cohen & Steers, Inc.; Diamond Hill Investment Group; Eaton Vance Corp.; Epoch Holding Corp.; Federated Investors, Inc.; Fortress Investment Group; Franklin Resources, Inc.; GAMCO Investors, Inc.; GLG Partners, Inc.; Hennessy Advisors, Inc.; Integrity Mutual Funds, Inc.; INVESCO Plc; Janus Capital Group, Inc.; Legg Mason, Inc.; Och-Ziff Capital Management; Pzena Investment Management; SEI Investments Co.; T. Rowe Price Group, Inc.; Tailwind Financial, Inc.; Triplecrown Acquisition Corp.; U.S. Global Investors, Inc.; Value Line, Inc.; W.P. Stewart & Co., Ltd.; Waddell & Reed Financial, Inc.; and Westwood Holdings Group, Inc.

In accordance with the rules of the SEC, this Common Stock Performance Graph shall not be incorporated by reference into any future filings by us under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or under the Securities Act of 1933, as amended (the "Securities Act"), and shall not be deemed to be soliciting material or to be filed under the Securities Act or the Exchange Act.

Common Stock Prices

The tables below set forth by quarter the range of high and low sale and quarter-end closing prices for Cohen & Steers common stock and the cash dividends declared per common share.

Three Months Ended 2007	March 31	June 30	September 30	December 31
High price	$ 52.83	$ 56.00	$ 43.52	$ 41.03
Low price	$ 38.58	$ 40.28	$ 29.65	$ 26.54
Cash dividend declared per share	$ 0.20	$ 0.20	$ 0.20	$ 0.20

Three Months Ended 2006	March 31	June 30	September 30	December 31
High price	$ 24.94	$ 27.95	$ 33.00	$ 40.67
Low price	$ 18.60	$ 22.69	$ 22.51	$ 31.09
Cash dividend declared per share	$ 0.11	$ 0.11	$ 0.13	$ 0.13

COHEN & STEERS

April 4, 2008

Dear Fellow Shareholders:

It is our pleasure to invite you to the Cohen & Steers, Inc. 2008 Annual Meeting of Shareholders.

We will hold the meeting on Friday, May 9, 2008, beginning at 9:00 a.m., local time, at our corporate headquarters located at 280 Park Avenue, New York, New York 10017.

This booklet includes the Notice of Annual Meeting and the Proxy Statement. The Proxy Statement describes the business that we will conduct at the meeting and provides information about our company. Our 2007 Annual Report on Form 10-K and Annual Report to Shareholders accompany these enclosures.

Your vote is important. Whether you plan to attend the meeting in person or not, please review the enclosed material and complete, sign, date and return the enclosed proxy card in the envelope provided. Instead of returning a proxy card, you may choose to vote your shares by using the Internet or telephone voting options explained on your proxy card.

We look forward to seeing you at the meeting.

Sincerely,

Martin Cohen
Co-Chairman and
Co-Chief Executive Officer

Robert H. Steers
Co-Chairman and
Co-Chief Executive Officer

280 Park Avenue, New York, New York 10017-2013 Tel: (212) 832-3232 Fax: (212) 832-3622

COHEN & STEERS

April 4, 2008

NOTICE OF 2008 ANNUAL MEETING OF SHAREHOLDERS

To Our Shareholders:

We will hold the Annual Meeting of Shareholders of Cohen & Steers, Inc. at our corporate headquarters located at 280 Park Avenue, New York, New York 10017, on Friday, May 9, 2008, beginning at 9:00 a.m., local time. At our Annual Meeting, we will ask you to:

(1) Elect our entire Board of Directors to serve until the next annual meeting of shareholders and until their successors are elected and qualified;

(2) Approve the Amended and Restated Cohen & Steers, Inc. 2004 Stock Incentive Plan;

(3) Approve the Amended and Restated Cohen & Steers, Inc. 2004 Annual Incentive Plan;

(4) Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the current fiscal year ending December 31, 2008; and

(5) Consider any other business that is properly presented at the Annual Meeting.

You may vote at the Annual Meeting or any adjournments or postponements thereof if you were a Cohen & Steers shareholder at the close of business on March 18, 2008.

We have enclosed a Proxy Statement, form of proxy and self-addressed envelope. Please complete, sign and date the enclosed proxy card. Return it promptly in the envelope provided, which requires no postage if mailed in the United States. Instead of returning a proxy card, you may choose to vote your shares by using the Internet or telephone voting options explained on your proxy card. Submitting the proxy before the Annual Meeting will not preclude you from voting in person at the Annual Meeting should you decide to attend.

By Order of the Board of Directors,

Francis C. Poli

Francis C. Poli
Corporate Secretary

COHEN & STEERS

April 4, 2008

PROXY STATEMENT

These proxy materials are delivered in connection with the solicitation by the Board of Directors of Cohen & Steers, Inc., a Delaware corporation ("Cohen & Steers," "we" or "our"), of proxies to be voted at our 2008 Annual Meeting of Shareholders and at any adjournment or postponement thereof.

You are invited to attend our 2008 Annual Meeting of Shareholders on Friday, May 9, 2008, beginning at 9:00 a.m., local time. The Annual Meeting will be held at our corporate headquarters located at 280 Park Avenue, New York, New York 10017.

This Proxy Statement and form of proxy are being mailed starting April 4, 2008.

Items to Be Voted on at the Annual Meeting

The items of business scheduled to be voted on at the Annual Meeting are:

- the election of directors;
- the approval of the Amended and Restated Cohen & Steers, Inc. 2004 Stock Incentive Plan (the "Amended and Restated Stock Incentive Plan");
- the approval of the Amended and Restated Cohen & Steers, Inc. 2004 Annual Incentive Plan (as amended, the "Amended and Restated Annual Incentive Plan");
- the ratification of the appointment of our independent registered public accounting firm for the current fiscal year; and
- any other business that is properly presented at the Annual Meeting.

Board Recommendation

Our Board of Directors recommends that you vote your shares "FOR" each of the nominees to the Board of Directors, "FOR" the approval of the Amended and Restated Stock Incentive Plan and Amended and Restated Annual Incentive Plan, and "FOR" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the current fiscal year ending December 31, 2008.

Shareholders Entitled to Vote

Holders of record of our common stock at the close of business on March 18, 2008 are entitled to receive this notice and to vote their shares of our common stock at the Annual Meeting. As of March 18, 2008, 41,482,507 shares of our common stock, par value $0.01 per share, were outstanding. Holders of our common stock are entitled to one vote per share.

How to Vote

If you hold your shares directly, you have four ways to vote, as explained on your proxy card. If your shares are in an account at a bank or broker, you will receive an instruction card and information on how to give voting instructions to your bank or broker.

You may:

- Complete, sign, date, and return the enclosed proxy card in the envelope provided; the envelope requires no postage if mailed in the United States.

OR

- Vote by using the Internet. Instructions are provided on your proxy card. The Internet voting system has been designed to provide security for the voting process and to confirm that your vote has been recorded accurately. If you vote by the Internet, you may incur costs associated with Internet access, such as usage charges from Internet service providers and telephone companies.

OR

- Vote by telephone using the instructions on your proxy card.

OR

- Vote in person by attending the Annual Meeting. We will distribute ballots on request to shareholders who are eligible to vote at the Annual Meeting. Even if you returned a proxy before the Annual Meeting, you may withdraw it and vote in person.

Voting at the Annual Meeting

In the event you mail your proxy and you attend the Annual Meeting, you may revoke your proxy and cast your vote personally at the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote at the Annual Meeting.

All proxies that have been properly signed and returned and not revoked will be voted in accordance with your instructions at the Annual Meeting. If you sign and return your proxy card but do not give voting instructions, the shares represented by that proxy will be voted as recommended by the Board of Directors.

Voting on Other Matters

If you sign and return your proxy card and if any other matters are properly presented at the Annual Meeting for consideration, the persons named in the proxy will have the discretion to vote on those matters for you. At the date this Proxy Statement went to press, we did not know of any other matter to be raised at the Annual Meeting.

Revocation of Proxies

You have the right to revoke your proxy. This right allows you to change your mind about how your shares will be voted at the Annual Meeting. You can revoke your proxy at any time before voting is declared closed at the Annual Meeting. You may revoke your proxy by sending a signed proxy with a later date in time for us to receive it before voting is declared closed, or by voting in person at the Annual Meeting. You may also revoke your proxy by using the telephone or Internet voting options explained on your proxy card. You cannot, however, revoke your proxy at the Annual Meeting if you do not attend in person.

If your proxy is not properly revoked, we will vote your shares as indicated by your most recent valid proxy.

Required Vote

The presence, in person or by proxy, of the holders of a majority in voting power of the stock issued and outstanding and entitled to vote at the Annual Meeting is necessary to constitute a quorum. Abstentions and broker "non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

A plurality of the voting power present in person or represented by proxy and entitled to vote is required for Item 1 (election of directors). The affirmative vote of holders of a majority in voting power of the stock present in person or represented by proxy and entitled to vote on the matter is required for Item 2 (the approval of the Amended and Restated Stock Incentive Plan), Item 3 (the approval of the Amended and Restated Annual Incentive Plan); provided that the total votes cast at the Annual Meeting on Items 2 and 3 represent over 50% in interest of our common stock. The affirmative vote of holders of a majority in voting power of the stock present in person or represented by proxy and entitled to vote on the matter is required for Item 4 (ratification of our independent registered public accounting firm). Abstentions and broker "non-votes" are not counted in the voting tally for purposes of Item 1. With respect to Items 2, 3 and 4, abstentions and broker "non-votes" will have the same effect as a vote against those items.

Cost of Proxy Solicitation

We will pay the expenses of soliciting proxies. Proxies may be solicited in person or by mail, telephone, electronic transmission, and facsimile transmission on our behalf by our directors, officers or employees, without additional compensation. We will reimburse brokerage houses and other custodians, nominees, and fiduciaries that are requested to forward soliciting materials to the beneficial owners of the stock held of record by such persons.

List of Shareholders

A list of shareholders entitled to vote at the Annual Meeting will be available at the Annual Meeting and for ten days prior to the Annual Meeting, between the hours of 8:45 a.m. and 4:30 p.m., by written request to the Corporate Secretary, Cohen & Steers, Inc., at 280 Park Avenue, New York, New York 10017. Requests may also be directed to the Corporate Secretary at (212) 832-3232.

Multiple Copies of Annual Report to Shareholders

Our 2007 Annual Report to shareholders accompanies this Proxy Statement. In order to reduce printing and postage costs, we have undertaken an effort to deliver only one annual report and one proxy statement to multiple shareholders sharing an address. This delivery method, called "householding," is not being used, however, if we have received contrary instructions from one or more of the shareholders sharing an address. If your household has received only one set of annual reports and one proxy statement, we will deliver promptly a separate copy of the 2007 Annual Report on Form 10-K, the 2007 Annual Report to Shareholders and this Proxy Statement to any shareholder who sends a written request to the Corporate Secretary, Cohen & Steers, Inc., at 280 Park Avenue, New York, New York 10017. Requests may also be directed to the Corporate Secretary at (212) 832-3232. You can also notify us that you would like to receive separate copies of our annual reports and proxy statement in the future by writing our Corporate Secretary. Even if your household has received only one set of annual reports and one proxy statement, a separate proxy card has been provided for each shareholder account. Each proxy card should be signed, dated, and returned in the enclosed self-addressed envelope.

If your household has received multiple copies of our annual reports and proxy statement, you can request the delivery of single copies in the future by marking the designated box on the enclosed proxy card.

If you own shares of common stock through a bank, broker or other nominee and receive more than one set of annual reports and proxy statement, you can contact the holder of record to eliminate duplicate mailings.

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting

The proxy materials for the Annual Meeting, including the 2007 Annual Report and Proxy Statement, are available over the Internet by accessing the "Corporate Info" section of our Web site at *www.cohenandsteers.com*. Other information on our Web site does not constitute part of the Company's proxy materials.

Confidentiality of Voting

We keep all the proxies, ballots, and voting tabulations confidential as a matter of practice. We only let our Inspector of Election, BNY Mellon Shareowner Services, examine these documents. Occasionally, shareholders provide written comments on their proxy card, which are then forwarded to us by BNY Mellon Shareowner Services.

Voting Results

BNY Mellon Shareowner Services, our independent tabulating agent, will count the votes and act as the Inspector of Election. We will publish the voting results in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, which we currently plan to file with the Securities and Exchange Commission (the "SEC") in August 2008.

Annual Report

We make available free of charge through our website at *www.cohenandsteers.com* under the headings "Corporate Info/SEC Filings," our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Further, we will provide, without charge to each shareholder upon written request, a copy of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports. Requests for copies should be addressed to Corporate Secretary, Cohen & Steers, Inc., 280 Park Avenue, New York, New York 10017. Requests may also be directed to (212) 832-3232 or via e-mail to *srappa@cohenandsteers.com.* Copies may also be accessed electronically by means of the SEC's home page on the Internet at *www.sec.gov.* Neither the Annual Report on Form 10-K for the year ended December 31, 2007 nor the 2007 Annual Report to Shareholders shall constitute a part of the proxy solicitation materials.

PRINCIPAL SHAREHOLDERS

As of March 18, 2008, our co-chairmen and co-chief executive officers, Martin Cohen and Robert H. Steers, each directly and indirectly owned approximately 28% of our outstanding common stock. As long as Mr. Cohen and Mr. Steers together continue to own a majority of the voting power of our common stock, together they will be able to elect our entire Board of Directors and generally to determine the outcome of all corporate actions requiring shareholder approval.

ITEM 1: ELECTION OF DIRECTORS

Information Concerning the Nominees and Directors

Our amended and restated certificate of incorporation provides that the Board of Directors will consist of that number of directors determined from time to time by the Board of Directors. Acting upon the recommendation of its Nominating and Corporate Governance Committee, the Board of Directors has fixed the number of directors at six and has nominated the six persons identified herein for election as directors, to hold office until the next annual meeting of shareholders and the election and qualification of their successors. The Board of Directors recommends a vote "FOR" each of the six persons identified herein for election as directors.

The proxies solicited hereby, unless directed to the contrary therein, will be voted "FOR" all of the nominees named in this Proxy Statement. All such nominees are currently directors of our company. All nominees have consented to being named in this Proxy Statement and to serve if elected. The Board of Directors has no reason to believe that any nominee will be unavailable or unable to serve as a director, but if for any reason any nominee should not be available or able to serve, the shares represented by all valid proxies will be voted by the person or persons acting under said proxy in accordance with the recommendation of the Board of Directors.

Set forth below are the names of the nominees for election as our directors; their ages and principal occupations as of March 18, 2008; the years the nominees first became directors of our company; and their biographical information.

Name	Age	Position
Martin Cohen	59	Co-chairman, co-chief executive officer and director
Robert H. Steers	55	Co-chairman, co-chief executive officer and director
Richard E. Bruce	70	Director
Peter L. Rhein	66	Director
Richard P. Simon	62	Director
Edmond D. Villani	61	Director

Martin Cohen, a director since August 2004, is the co-founder, co-chairman and co-chief executive officer. Prior to co-founding the firm in 1986, Mr. Cohen was a senior vice president and portfolio manager at National Securities and Research Corporation from 1984 to 1986, where in 1985 he and Mr. Steers organized and managed the nation's first real estate securities mutual fund. From 1976 to 1981, Mr. Cohen was a vice president at Citibank, where in 1980 he organized and managed the Citibank Real Estate Stock Fund. Mr. Cohen has a BS degree from the City College of New York and an MBA degree from New York University. He has served as a member of the Board of Governors of the National Association of Real Estate Investment Trusts. In 2001, he was the recipient of the National Association of Real Estate Investment Trusts Industry Achievement Award. Mr. Cohen serves as co-chairman of each of the Cohen & Steers open-end and closed-end mutual funds.

Robert H. Steers, a director since August 2004, is the co-founder, co-chairman and co-chief executive officer. Prior to co-founding the firm in 1986, Mr. Steers was a senior vice president and the chief investment officer of National Securities and Research Corporation from 1982 to 1986, where in 1985 he and Mr. Cohen organized and managed the nation's first real estate securities mutual fund. From 1977 to 1982, Mr. Steers was a vice president at Citibank, serving as an analyst and portfolio manager of Citibank's Emerging Growth Stock Fund. Mr. Steers has a BS degree from Georgetown University and an MBA degree from George Washington University. Mr. Steers serves as co-chairman of each of the Cohen & Steers open-end and closed-end mutual funds.

Richard E. Bruce, a director since August 2004, retired from Merrill Lynch in 2004. From 1992 until his retirement, Mr. Bruce worked in the Equity Capital Markets department at Merrill Lynch, most recently as a director. Mr. Bruce has a BA degree in economics from Union College and an MBA degree from the Wharton School of the University of Pennsylvania.

Peter L. Rhein, a director since August 2004, has been a general partner of Sarlot and Rhein, a real estate investment partnership, since 1967. From 1970 until 1984, he was employed in various capacities by Wells Fargo Realty Advisors and its affiliates. From 1976 until 1984, he was vice president, treasurer and chief financial officer of Wells Fargo Mortgage and Equity Trust, a real estate investment trust. Mr. Rhein is a Certified Public Accountant. Mr. Rhein serves on the board of directors and as chairman of the audit committee for HCP, Inc. and on the board of governors of the Fulfillment Fund, a not-for-profit organization which supports education for disadvantaged students. Mr. Rhein has a BS degree in accounting from Claremont McKenna College.

Richard P. Simon, a director since August 2004, retired from Goldman Sachs & Co. in 2004. From 1978 until his retirement, he was employed in various capacities by Goldman Sachs, most recently as a managing director. Between 1990 and 2002, Mr. Simon coordinated the Goldman Sachs global media, publishing, advertising, broadcasting, and cable research and served as a managing director from 1996 until his retirement. Prior to retiring from Goldman Sachs, Mr. Simon also mentored analysts and was deputy director of research. He is currently a member of the board of directors of Visions, a not-for-profit organization for the visually impaired and blind. Mr. Simon has a BA degree in accounting from the University of Toledo and an MBA degree from New York University.

Edmond D. Villani, a director since August 2004, served as Vice Chairman of Deutsche Asset Management, North America until December 31, 2005. Between 1997 and 2002 he was the chief executive officer of Scudder, Stevens & Clark, Inc. and its successor entities. He is chairman of the board of Georgetown

University and serves on the board of the Colonial Williamsburg Foundation and the investment committee of the Rockefeller Brothers Fund. In addition, he chairs the advisory board of the Penn Institute for Economic Research at the University of Pennsylvania. Mr. Villani has a BA degree in Mathematics from Georgetown University and a Ph.D. degree in economics from the University of Pennsylvania.

Other Executive Officers

In addition to Mr. Cohen and Mr. Steers, the following persons currently serve as our executive officers:

Name	Age	Position
Joseph M. Harvey	44	President
Adam M. Derechin	43	Executive vice president and chief operating officer
Matthew S. Stadler	53	Executive vice president and chief financial officer
Francis C. Poli	45	Executive vice president and general counsel

Joseph M. Harvey, president, is responsible for the firm's investment department. Prior to joining us in 1992, he was a vice president with Robert A. Stanger Co., where for five years he was an analyst specializing in real estate and related securities for the firm's research and consulting activities. Mr. Harvey has a BSE degree from Princeton University. Mr. Harvey serves as a vice president of each of the Cohen & Steers open-end and closed-end mutual funds.

Adam M. Derechin, CFA, executive vice president and chief operating officer, is responsible for the firm's investment administration and systems departments. Prior to joining us in 1993, he worked for the Bank of New England, where he supervised mutual fund accountants. Mr. Derechin has a BA degree from Brandeis University and an MBA degree from the University of Maryland. Mr. Derechin serves as chief executive officer and president of each of the Cohen & Steers open-end and closed-end mutual funds.

Matthew S. Stadler, executive vice president and chief financial officer, oversees the firm's accounting and finance department. Prior to joining us in May 2005, he served as a managing director at Lehman Brothers Inc. and chief financial officer of Neuberger Berman Inc., a Lehman Brothers company. He joined Neuberger Berman in 1999 and served as chief financial officer while the firm was an independent public company. Mr. Stadler also served as a senior vice president and chief financial officer of National Discount Brokers Group from May 1999 until October 1999 and a senior vice president and chief financial officer of Santander Investment Securities Inc. from August 1994 until April 1999.

Francis C. Poli, executive vice president and general counsel, oversees the firm's legal and compliance department. Prior to joining us in 2007, Mr. Poli spent nine years with Allianz Global Investors, most recently as managing director, chief legal officer and director of U.S. compliance. Prior to that, Mr. Poli served as vice president and assistant general counsel at J.P. Morgan & Co. and as an associate in the Securities Practice Group at Kelley Drye & Warren. Mr. Poli has a BA degree from Boston College and a JD from Pace University School of Law.

There are no family relationships between or among any of the members of the Board of Directors and the executive officers.

CORPORATE GOVERNANCE AT COHEN & STEERS

We regularly monitor regulatory developments and review our policies, processes and procedures in the area of corporate governance to respond to such developments. As part of those efforts, we review federal laws affecting corporate governance, such as the Sarbanes-Oxley Act of 2002, as well as rules adopted by the SEC and the New York Stock Exchange, Inc. (the "NYSE").

Corporate Governance Guidelines

The Board of Directors has adopted Corporate Governance Guidelines that address the following key corporate governance subjects, among others: director qualification standards; director responsibilities; director access to management and, as necessary and appropriate, independent advisors; director compensation; director orientation and continuing education; management succession; and an annual performance evaluation of the Board of Directors. Our Corporate Governance Guidelines is available at our corporate website at *www.cohenandsteers.com* under the headings "Corporate Info/Corporate Governance." Further, we will provide a copy of this document without charge to each shareholder upon written request. Requests for copies should be addressed to the Corporate Secretary, Cohen & Steers, Inc., 280 Park Avenue, New York, New York 10017.

Code of Business Conduct and Ethics

The Board of Directors has adopted a Code of Business Conduct and Ethics for our directors, officers, and employees which addresses these important topics, among others: conflicts of interest; corporate opportunities; confidentiality of information; fair dealing; protection and proper use of our assets; compliance with laws, rules and regulations (including insider trading laws); and encouraging the reporting of any illegal or unethical behavior. The Board of Directors has also adopted a Code of Ethics for our Senior Financial Officers. The purpose of the Code of Ethics for Senior Financial Officers is to promote honest and ethical conduct and compliance with the law, particularly as related to the maintenance of our financial books and records and the preparation of our financial statements. Our Code of Business Conduct and Ethics and Code of Ethics for our Senior Financial Officers are available at our corporate website at *www.cohenandsteers.com* under the headings "Corporate Info/Corporate Governance." Further, we will provide a copy of these documents without charge to each shareholder upon written request. Requests for copies should be addressed to the Corporate Secretary, Cohen & Steers, Inc., 280 Park Avenue, New York, New York 10017.

Shareholders are encouraged to visit the corporate governance section of the "Corporate Info" page of our website at *www.cohenandsteers.com* for additional information about our Board of Directors and its committees, and corporate governance at our company.

Director Independence

Background. Under the NYSE's corporate governance rules, no director qualifies as independent unless our Board of Directors affirmatively determines that the director has no "material relationship" with us, either directly or as a partner, shareholder, or officer of an organization that has a relationship with us. In addition, directors who have relationships covered by one of five bright-line independence tests established by the NYSE, as discussed below, may not be found to be independent.

The NYSE's director independence requirements are designed to increase the quality of board oversight at listed companies and to lessen the possibility of damaging conflicts of interests. The NYSE's corporate governance rules do not define every relationship that will be considered material for purposes of determining a director's independence from our management. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships, among others. As the concern is a director's independence from our management, however, the NYSE does not view the ownership of even a significant amount of our stock, by itself, as a bar to an independence finding.

NYSE's bright-line independence tests. The NYSE has adopted five bright-line independence tests for directors. Each of these tests describes a specific set of circumstances that will cause a director to be not independent from our management. For example, a director who is an employee of ours, or whose immediate family member is an executive officer of our company, is not independent until three years after the end of the employment relationship. The other bright-line independence tests address circumstances involving: the receipt of more than $100,000 per year in direct compensation from us, except for certain permitted payments such as director fees; employment by or affiliations with our current or former internal or external auditors; interlocking directorates; and certain business relationships involving companies that make payments to, or receive payments from, us above specified annual thresholds. For more information about the NYSE's bright-line director independence tests, including the NYSE commentary explaining the application of the tests, please go to the NYSE Web site at *www.nyse.com*.

Categorical standards of director independence adopted by the Board of Directors. The NYSE's corporate governance rules permit a listed company's board of directors to adopt categorical standards of director independence. Categorical standards are intended to assist a board in making determinations of independence. The NYSE recognizes that the adoption and disclosure of categorical standards provide investors with an adequate means of assessing the quality of a board's independence and its independence determinations while avoiding the excessive disclosure of immaterial relationships.

The Board of Directors, acting upon the recommendation of its Nominating and Corporate Governance Committee, has adopted categorical standards to assist it in determining whether or not certain relationships between the members of the Board of Directors and us or our affiliates and subsidiaries (either directly or as partner, shareholder or officer of an organization that has a relationship with us) are material relationships for purposes of the listing standards of the NYSE. The Board of Directors has determined that the following relationships should not be considered material relationships that would impair a director's independence: (1) relationships arising in the ordinary course of business, such as asset management, acting as trustee, or other financial service relationships, so long as the services are being provided in the ordinary course of business and on substantially the same terms and conditions, including price, as would be available to similarly situated customers; (2) relationships where a director is an executive officer or an employee, or whose immediate family member is an executive officer, of another company that makes payments to, or receives payment from, us for property or services in an amount which, in any single fiscal year, are less than the greater of $1,000,000 or two percent of the consolidated gross revenues of such other company; (3) relationships where a director beneficially owns, or is an employee of another company that beneficially owns, less than 10% of our common equity; (4) relationships where a director is an executive officer or an employee of another company to which we are indebted, and the total amount of the indebtedness is less than one percent of the total consolidated assets of the company for which he or she serves as an executive officer or an employee; and (5) relationships where a director serves as an officer, director or trustee of a charitable organization, and our discretionary charitable contributions to the organization are less than the greater of $1,000,000 or two percent of that organization's consolidated gross revenues.

Independence determinations made by the Board of Directors. At its meeting on February 27, 2008, the Board of Directors made a determination as to the independence of each director, in accordance with the applicable NYSE corporate governance rules. The Board of Directors determined at this meeting that each of Messrs. Bruce, Rhein, Simon and Villani has no material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with us) and is "independent" as defined in the NYSE listing standards and the applicable SEC rules. At this meeting, the Board of Directors considered, but did not believe to be material, the fact that we, through our advisory clients, owned as of December 31, 2007 approximately 2.7% of the outstanding common stock of HCP, Inc., a company for which Mr. Rhein serves on the board of directors and is the chairman of the audit committee. Further, the Board of Directors considered, but did not believe to be material, the fact that our investment banking group from time to time performed certain merger and acquisition and capital raising services for HCP. Finally, the Board of Directors determined that each of Mr. Cohen and Mr. Steers was not independent. No director participated in the final determination of his own independence.

Consideration of Director Candidates

The policy of the Nominating and Corporate Governance Committee is to consider properly submitted shareholder recommendations for candidates for membership on the Board of Directors as described below under "Identifying and Evaluating Candidates for Directors." In evaluating such recommendations, the Nominating and Corporate Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board of Directors and to address the membership criteria set forth below under "Director Qualifications." Any shareholder recommendations for consideration by the Nominating and Corporate Governance Committee should include the nominee's name and qualifications for Board of Directors membership. The recommending shareholder should also submit evidence of the shareholder's ownership of our shares, including the number of shares owned and the length of time of ownership. The recommendation should be addressed to the Corporate Secretary, Cohen & Steers, Inc., 280 Park Avenue, New York, New York 10017.

Director qualifications. Our Corporate Governance Guidelines contain Board of Directors membership criteria that apply to Nominating and Corporate Governance Committee-recommended candidates for a position on our Board of Directors. The minimum qualifications for serving as a member of the Board of Directors are that a person demonstrate, by significant accomplishment in his or her field, an ability to make a meaningful contribution to the Board of Directors' oversight of our business and affairs and that a person have an impeccable record and reputation for honest and ethical conduct in both his or her professional and personal activities. In addition, nominees for director are selected on the basis of, among other things, experience, knowledge, skills, expertise, diversity, ability to make independent analytical inquiries, understanding of our business environment and willingness to devote adequate time and effort to the responsibilities of the Board of Directors. Each director must represent the interests of all of our shareholders.

Identifying and evaluating candidates for director. The Nominating and Corporate Governance Committee identifies potential nominees by asking current directors and executive officers to notify the Nominating and Corporate Governance Committee if they become aware of persons meeting the criteria described above. The Nominating and Corporate Governance Committee also may engage firms that specialize in identifying director candidates. As described above, the Nominating and Corporate Governance Committee will also consider candidates recommended by shareholders.

Once a person has been identified by the Nominating and Corporate Governance Committee as a potential candidate, the Nominating and Corporate Governance Committee may collect and review publicly available information regarding the person to assess whether the person should be considered further. If the Nominating and Corporate Governance Committee determines that the candidate warrants further consideration, the Chairman or a person designated by the Nominating and Corporate Governance Committee contacts the person. Generally, if the person expresses a willingness to be considered and to serve on the Board of Directors, the Nominating and Corporate Governance Committee requests information from the candidate and reviews the person's accomplishments and qualifications. The Nominating and Corporate Governance Committee's evaluation process does not vary based on whether or not a candidate is recommended by a shareholder, although the Nominating and Corporate Governance Committee may take into consideration the number of shares held by the recommending shareholder and the length of time that such shares have been held.

There are no nominees for election to our Board of Directors this year who have not previously served as one of our directors.

Executive Sessions

Executive sessions of non-management directors are held at least four times a year. "Non-management directors" include all directors who are not our officers. Currently, Mr. Cohen and Mr. Steers are the only officers serving on our Board of Directors. Each session is chaired by one of the non-management members of the Board of Directors on a rotating basis. Any non-management director can request that an additional executive session be scheduled.

Communications with the Board

The Board of Directors has established a process to receive communications from shareholders and other interested parties. Shareholders and other interested parties may contact any member (or all members) of the Board of Directors (including without limitation the director that presides over the executive sessions of non-management directors, or the non-management directors as a group), any Board of Directors committee or any chair of any such committee by mail or electronically. To communicate with the Board of Directors, any individual director or any group or committee of directors, correspondence should be addressed to the Board of Directors or any such individual directors or group or committee of directors by either name or title. All such correspondence should be sent c/o General Counsel, Cohen & Steers, Inc., 280 Park Avenue, New York, New York 10017. To communicate with any of our directors electronically, shareholders should go to our corporate website at *www.cohenandsteers.com*. Under the headings "Corporate Info/Board of Directors/Contact the Board of Directors," shareholders may find the e-mail address *board_communications@cohenandsteers.com*, which may be used for writing an electronic message to the Board of Directors, any individual director, or any group or committee of directors. Please follow the instructions on our website in order to send your message.

All communications received as set forth in the preceding paragraph will be opened by our Associate General Counsel for the sole purpose of determining whether the contents represent a message to our directors.

Any contents that are not in the nature of advertising, promotions of a product or service, or patently offensive material will be forwarded promptly to the addressee. In the case of communications to the Board of Directors or any group or committee of directors, sufficient copies of the contents will be made for each director who is a member of the group or committee to which the envelope or e-mail is addressed. Concerns relating to accounting, internal controls or auditing matters are brought to the attention of the Chairman of the Audit Committee and handled in accordance with procedures established by the Audit Committee with respect to such matters.

INFORMATION ABOUT THE BOARD AND ITS COMMITTEES

The Board of Directors has three standing committees: an Audit Committee; a Compensation Committee; and a Nominating and Corporate Governance Committee. The current charters for each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are available on our corporate website at *www.cohenandsteers.com* under the headings "Corporate Info/Corporate Governance." Further, we will provide a copy of these charters without charge to each shareholder upon written request. Requests for copies should be addressed to the Corporate Secretary, Cohen & Steers, Inc., 280 Park Avenue, New York, New York 10017.

The Audit Committee

The Board of Directors has a standing Audit Committee composed of Messrs. Rhein (Chair), Bruce, Simon and Villani that satisfies the requirements of SEC Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Rule 10A-3 establishes listing standards relating to audit committees in the following areas: the independence of audit committee members; the audit committee's responsibility to select and oversee our independent registered public accounting firm; procedures for handling complaints regarding our accounting practices; the authority of the audit committee to engage advisors; and funding for the independent registered public accounting firm and any outside advisors engaged by the audit committee. As previously stated, the Board of Directors has determined that each of Messrs. Bruce, Rhein, Simon and Villani has no material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with us) and is "independent" as defined in the NYSE listing standards and the applicable SEC rules. Furthermore, the Board of Directors has determined that Mr. Rhein qualifies as an "audit committee financial expert" as defined in the SEC rules and the Board of Directors has determined that each of Messrs. Bruce, Rhein, Simon and Villani has accounting and related financial management expertise within the meaning of the listing standards of the NYSE.

The Audit Committee's primary purposes are to assist Board of Director oversight of the following: the integrity of our financial statements; the independent registered public accounting firm's qualifications and independence; the performance of our internal audit function and independent registered public accounting firm; and the compliance by us with legal and regulatory requirements. The Audit Committee also prepares the audit committee report as required by the SEC's rules for inclusion in our annual proxy statement.

The Audit Committee regularly holds separate sessions with management, internal auditors, and the independent registered public accounting firm. The Audit Committee's procedures for the pre-approval of the audit and permitted non-audit services are described in "Item 4: Ratification of the Appointment of Independent Registered Public Accounting Firm—Audit Committee Pre-Approval Policy."

The Compensation Committee

The Compensation Committee is responsible for overseeing our stock award and incentive plans and establishing the compensation for certain of our executive officers. The Compensation Committee is presently composed of Messrs. Villani (Chair), Bruce, Rhein and Simon. As previously stated, the Board of Directors has determined that each of Messrs. Bruce, Rhein, Simon and Villani has no material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with us) and is "independent" as defined in the NYSE listing standards and the applicable SEC rules.

The Compensation Committee has delegated to Martin Cohen and Robert H. Steers the authority (with certain limitations) to grant awards under the Amended and Restated Stock Incentive Plan to participants in the plan who are not directors or senior officers of the company.

The Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for the following: assisting the Board of Directors by identifying individuals qualified to become Board of Directors members, and to recommend to the Board of Directors the director nominees for the next annual meeting of shareholders; recommending to the Board of Directors the Corporate Governance Guidelines applicable to us; leading the Board of Directors in its annual review of the Board of Directors and management's performance; and recommending to the Board of Directors director nominees for each committee. The Nominating and Corporate Governance Committee is presently composed of Messrs. Simon (Chair), Bruce, Rhein and Villani. As previously stated, the Board of Directors has determined that each of Messrs. Bruce, Rhein, Simon and Villani has no material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with us) and is "independent" as defined in the NYSE listing standards and the applicable SEC rules.

Meetings of the Board's Committees

The Board of Directors met four times during 2007. During 2007, the Board of Directors' committees held the following number of meetings: Audit Committee—eight meetings; Compensation Committee—five meetings; Nominating and Corporate Governance Committee—two meetings. In 2007, each director attended all of the meetings of the Board of Directors and each committee of the Board of Directors on which such director served.

The Board of Directors believes that it is important for shareholders to have the opportunity to meet and talk to the independent members of the Board of Directors. Therefore, the Board of Directors generally schedules a board meeting in conjunction with our annual shareholders' meeting and expects directors, absent valid reasons, to attend the shareholders' meeting. All of the members of the Board of Directors attended the 2007 annual meeting of shareholders.

Compensation of Directors

Our policy is not to pay additional compensation to directors who are also our employees. The Nominating and Corporate Governance Committee reviews and recommends to our Board of Directors the compensation of our non-employee directors. As part of this review, the Nominating and Corporate Governance Committee consults with McLagan, a compensation consulting and research firm, to determine the reasonableness and adequacy of our non-employee director compensation. In August 2007, the Nominating and Corporate Governance Committee recommended, and our Board of Directors approved, changes to our non-employee director compensation.

Each outside director receives an annual retainer of $120,000, $45,000 of which is payable quarterly in cash and $75,000 of which is payable quarterly in restricted stock units. The restricted stock units are granted under our Amended and Restated Stock Incentive Plan and are 100% vested on the date of grant. The shares of common stock underlying the restricted stock units granted to a director will be delivered to the director on the third anniversary of the date of grant. Dividends on these restricted stock units are paid in cash as and when dividends are paid by us on our common stock.

The chair of the Audit Committee receives an additional annual retainer of $15,000, the chair of the Compensation Committee receives an additional annual retainer of $7,500 and the chair of the Nominating and Corporate Governance Committee receives an additional annual retainer of $5,000. Each member of the Audit Committee receives an additional annual retainer of $15,000, each member of the Compensation Committee receives an additional annual retainer of $7,500, and each member of the Nominating and Corporate Governance Committee receives an additional annual retainer of $5,000.

Outside directors are further reimbursed for reasonable travel and related expenses associated with attendance at board or committee meetings as well as reasonable expenses for continuing education programs related to their role as a member of the board.

Outside directors receive no compensation from us other than compensation as one of our directors.

The following chart sets forth the compensation paid by us to non-employee directors in 2007.

2007 Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation(2) ($)	Total ($)
Richard E. Bruce	63,823	58,427	—	—	—	3,663	125,913
Peter L. Rhein	77,573	58,427	—	—	—	3,663	139,663
Richard P. Simon	68,823	58,427	—	—	—	3,663	130,913
Edmond D. Villani	71,323	58,427	—	—	—	3,663	133,413

(1) The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007 in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("FAS 123(R)"), of awards pursuant to our Amended and Restated Stock Incentive Plan. Assumptions used in the calculation of these amounts are included in footnotes 2 and 7 to our audited consolidated financial statements for the fiscal year ended December 31, 2007 included in our Annual Report on Form 10-K filed with the SEC on March 14, 2008.

In calendar year 2007, each of the directors was actually granted 1,237 restricted stock units having an aggregate grant date fair value of $50,182. These restricted stock units were 100% vested at the time of grant, although the directors will not receive the shares of stock underlying the restricted stock units until the third anniversary of their grant. No directors held any unvested stock awards at December 31, 2007.

(2) Represents the dividends paid on undelivered restricted stock units granted to the directors.

REPORT OF THE AUDIT COMMITTEE

In accordance with and to the extent permitted by the rules of the SEC, the information contained in the following Report of the Audit Committee shall not be incorporated by reference into any of our future filings made under the Exchange Act, or under the Securities Act of 1933, as amended (the "Securities Act"), and shall not be deemed to be soliciting material or to be filed under the Exchange Act or the Securities Act.

Report of the Audit Committee

The Board of Directors has appointed an Audit Committee composed of four directors, each of whom is independent as defined in the NYSE listing standards. The Board of Directors has determined that Mr. Rhein is an "audit committee financial expert," as that term is defined in the SEC rules.

The Board of Directors has adopted a written charter for the Audit Committee. A copy of that charter is available on our corporate website at *www.cohenandsteers.com* under the headings "Corporate Info/ Corporate Governance." The Audit Committee's job is one of oversight as set forth in its charter. It is not the duty of the Audit Committee to prepare our financial statements, to plan or conduct audits, or to determine that our financial statements are complete and accurate and prepared in accordance with accounting principles generally accepted in the United States of America. Management is responsible for preparing our financial statements and for maintaining internal control and disclosure controls and procedures. The independent registered public accounting firm is responsible for auditing the financial statements and expressing an opinion as to whether those audited financial statements fairly present our financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States of America.

The Audit Committee has reviewed and discussed our audited financial statements with management and with Deloitte & Touche LLP, our independent registered public accounting firm for 2007.

The Audit Committee has discussed with Deloitte & Touche LLP the matters required by Statement on Auditing Standards No. 114, *The Auditor's Communication with those Charged with Governance.*

The Audit Committee has received from Deloitte & Touche LLP the written statements required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees,* and has discussed Deloitte & Touche LLP's independence with Deloitte & Touche LLP, and has considered the compatibility of nonaudit services with the auditor's independence.

Based on the review and discussions referred to above, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the SEC.

MEMBERS OF THE AUDIT COMMITTEE

Peter L. Rhein (Chair)
Richard E. Bruce
Richard P. Simon
Edmond D. Villani

REPORT OF THE COMPENSATION COMMITTEE

The following compensation committee report to shareholders shall not, in accordance with the rules of the SEC, be incorporated by reference into any of our future filings made under the Exchange Act or under the Securities Act, and shall not be deemed to be soliciting material or to be filed under the Exchange Act or the Securities Act.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and in our Annual Report on Form 10-K for the year ended December 31, 2007.

MEMBERS OF THE COMPENSATION COMMITTEE

Edmond D. Villani (Chair)
Richard E. Bruce
Peter L. Rhein
Richard P. Simon

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than ten percent of a registered class of our equity securities to file reports of holdings of, and transactions in, our shares with the SEC. To the best of our knowledge, based solely on copies of such reports and representations from these reporting persons, we believe that in 2007, our directors, executive officers and ten percent holders met all applicable SEC filing requirements except that a Form 4 for Bernard Doucette, our chief accounting officer, reporting one transaction was inadvertently filed late due to an administrative error. Reports filed with the SEC detailing purchases and sales of our equity securities by such persons may be found on our corporate website at *www.cohenandsteers.com* under "Corporate Info/SEC Filings."

OWNERSHIP OF COHEN & STEERS COMMON STOCK

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 18, 2008 by: (1) each person who is known by us to own beneficially more than 5% of any class of outstanding shares of our common stock; (2) each of our directors; (3) each of the executive officers named in the Summary Compensation Table; and (4) all of our executive officers and directors as a group.

Except as otherwise noted, each individual exercises sole voting power or investment power over the shares of common stock shown. The number of shares of common stock shown in the following security ownership table as beneficially owned by each director and executive officer is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. For purposes of the following security ownership table, beneficial ownership includes any shares of common stock as to which the individual has sole or shared voting power or investment power and also any shares of common stock which the individual has the right to acquire within 60 days of March 18, 2008 through the exercise of any option, warrant or right or the delivery of shares of common stock underlying restricted stock units.

As of March 18, 2008, there were 41,482,507 shares of our common stock outstanding. This amount does not include restricted stock units issued by us to our employees. See footnote 1 to the following stock ownership table.

Name(†)	Amount and Nature of Beneficial Ownership of Common Stock	Percent of Common Stock Outstanding	Amount of Restricted Stock Units Owned(1)
Baron Capital Group, Inc. 767 Fifth Avenue New York, NY10153	3,088,860(2)	7.5%	—
Martin Cohen	11,731,264(3)(4)	28.3%	184,155
Robert H. Steers	11,727,577(5)	28.3%	184,155
Richard E. Bruce	4,863	*	5,023
Peter L. Rhein	10,000	*	5,023
Richard P. Simon	2,863	*	5,023
Edmond D. Villani	1,863	*	5,023
Joseph M. Harvey	917,056(4)	2.2%	194,211
James S. Corl	67,332	*	—
Matthew S. Stadler	34,135(6)	*	129,921(6)
All directors and executive officers as a group (10 persons)	24,703,266(3)(5)	59.6%	817,070

† The address for each of the directors and executive officers is c/o Cohen & Steers, Inc., 280 Park Avenue, New York, New York 10017.

* The number of shares of common stock held by such individual is less than 1% of the outstanding shares of such class of common stock.

(1) Represents non-voting restricted stock units granted under our Amended and Restated Stock Incentive Plan. Additional information on our Amended and Restated Stock Incentive Plan appears in the Compensation Discussion and Analysis and the Summary Compensation Table.

(2) This information is obtained from a Schedule 13G/A filed on February 14, 2008 by Baron Capital Group, Inc., Baron Capital Management, Inc., BAMCO, Inc. and Ronald Baron.

(3) Includes 1,340,701 shares of common stock held by The Martin Cohen 1998 Family Trust. Mr. Cohen disclaims beneficial ownership of the shares held by this trust.

(4) 725,000 of the shares held by Mr. Cohen have been pledged as loan collateral. 917,056 of the shares held by Mr. Harvey are held in a margin brokerage account and have been pledged as loan collateral.

(5) Includes 950,920 shares of common stock held by The Robert H. Steers Family Trust. Mr. Steers disclaims beneficial ownership of the shares held by this trust.

(6) Includes 23,888 shares of common stock that will be delivered on May 9, 2008 upon the vesting of the restricted stock units underlying such shares.

COMPENSATION OF EXECUTIVE OFFICERS

Compensation Discussion and Analysis

Introduction

Our compensation programs are designed to support our business goals and promote both short-term and long-term growth by attracting, motivating and retaining the management talent we need to maintain and strengthen our position in the asset management business. This section of the proxy statement explains how our compensation programs are designed and operate in practice with respect to our executive officers who are named in the compensation tables of our proxy statements (we refer to these individuals as the "named executive officers"). Our named executive officers are our co-chairmen and co-chief executive officers, Martin Cohen and Robert H. Steers, our chief financial officer, Matthew S. Stadler, our president, Joseph M. Harvey, and James S. Corl, executive vice president. Mr. Corl resigned from the company, effective March 4, 2008.

The Compensation Committee determines all components of our co-chief executive officers' compensation and reviews and approves all components of our other named executive officers' compensation. This includes making individual compensation decisions and reviewing and revising our compensation plans, programs, and guidelines as appropriate.

Compensation Philosophy

The following principles guide the design and oversight of our compensation programs:

Compensation should be related to performance. We believe that an employee's compensation should be tied to how the individual employee performs and to how well both we as a company and the employee's team perform.

Compensation levels are competitive. Our Compensation Committee annually reviews compensation survey data from independent sources to ensure that our compensation programs are competitive. The survey data used covers companies with whom we compete for leadership talent. The Compensation Committee does not aim to target compensation levels within a particular range related to levels provided by industry peers, but uses these comparisons as one factor in determining the expected total value of annual base salary, annual incentive performance bonus (including the mandatory and optional program deferrals described in "Elements of Executive Compensation—Annual Incentive Performance Bonus" in this Proxy Statement) and other equity awards that fairly compensate executive officers when considered in combination.

Equity awards are a significant part of total compensation. Through our mandatory and optional deferral programs, as well as other equity grants discussed in "Elements of Executive Compensation—Other Equity Awards" in this Proxy Statement, restricted stock units comprise a significant portion of the total compensation package for the named executive officers. The restricted stock units generally vest over three to five years and are conditioned on continuous employment to serve as a retention incentive.

Employees are provided with opportunities to own our common stock. We provide employees at all levels with various ways to become owners of our company. Since our initial public offering in 2004, we have granted restricted stock unit grants to broad segments of employees. Further, our mandatory and optional deferral programs (in which we match a portion of the deferred amount in additional restricted stock units) have provided a means for employees to become shareholders of our company. Lastly, employees may purchase shares of our common stock at a 15% discount through our Employee Stock Purchase Plan.

Elements of Executive Compensation

The three primary components of our executive compensation programs are annual base salary, annual incentive performance bonuses (including mandatory and optional program deferrals) and other equity awards.

Annual base salary. Base salaries are set at levels that are competitive with similar positions at other comparable asset management companies (the group of comparable companies asset management companies is described in "Named Executive Officer Compensation" in this Proxy Statement). Consistent with practices generally applied in the asset management industry, the Compensation Committee sets base salaries for named executive officers at levels that should constitute a relatively low percentage of their total compensation. This approach is consistent with the principle of linking compensation to performance since it results in most of an executive's compensation being paid through more variable incentive awards.

While we review base salary surveys annually, base salaries for those at executive levels are generally adjusted less frequently. Adjustments, if any, at the senior leadership level are made to recognize significant expansion of an individual's role, outstanding and sustained individual performance, or if competitive market data indicate a significant deviation from the market.

Annual incentive performance bonus. The Compensation Committee grants annual incentive performance bonuses to our named executive officers under our Amended and Restated Annual Incentive Plan. Annual incentive performance bonuses are designed to provide a linkage among employee performance, our annual performance and long-term increases in shareholder value. Because incentive compensation awards are generally tied to performance, they will usually constitute the largest portion of annual compensation paid to the named executive officers.

Early each year, the Compensation Committee, working with senior management, reviews the general performance criteria for our company and our named executive officers. Further, the Compensation Committee determines the maximum annual incentive performance bonus for each of the named executive officers (for a discussion of the performance criteria, see "Named Executive Officer Compensation" below).

The maximum annual incentive performance bonuses are expressed as a percentage of our adjusted pre-tax profit. Adjusted pre-tax profit means our pre-incentive and pre-tax income, excluding extraordinary items or variances. The maximum annual incentive performance bonus amount that each named executive officer is eligible to receive is not an expectation of actual annual incentive performance bonus amounts that will be paid to the named executive officers, but a cap on the range of compensation that the named executive officer may be paid while maintaining the tax deductibility of the bonus as "performance-based" compensation for purposes of Section 162(m) of the Internal Revenue Code. The Compensation Committee believes that this bonus structure is in the best interests of shareholders because it enables the most prudent use of our assets by ensuring the deductibility of performance-based compensation while allowing the Compensation Committee to appropriately compensate the named executive officers based on the performance of the company and the individual.

At the end of each year, the Compensation Committee approves a specific annual incentive performance bonus amount to each named executive officer. The Compensation Committee's 2007 annual incentive performance bonus amounts for our named executive officers are discussed below under the heading "Named Executive Officer Compensation." The Compensation Committee does not rely on predetermined formulas, weighted factors, specific benchmark percentiles or a limited set of criteria in making this decision. In determining the actual annual incentive performance bonus payable to a named executive officer, the Compensation Committee considers the overall performance of the company and the individual, market survey analysis for comparable public and private asset management firms, recommendations of our co-chief executive officers for the other named executive officers, historical compensation levels for each named executive officer, overall effectiveness of the executive compensation program and other subjective factors as the Compensation Committee deems relevant.

Annual incentive performance bonuses are generally paid in the year following the fiscal year performance period and are composed generally of cash and restricted stock units granted in lieu of cash, and mandatory and optional deferrals pursuant to our Mandatory Stock Bonus Program and Optional Stock Purchase Program under our Amended and Restated Stock Incentive Plan.

Mandatory Stock Bonus Program. In order to retain our executive officers and promote stock ownership, a significant portion of the total compensation granted to the named executive officers is mandatorily deferred into restricted stock units pursuant to our Mandatory Stock Bonus Program under our Amended and Restated Stock Incentive Plan. Under the terms of our Mandatory Stock Bonus Program, we match a portion of the mandatorily deferred amount in additional restricted stock units. Any dividends paid by us on our common stock will be reflected in additional restricted stock units on such deferred and company matching contribution amounts. The deferred amount and our matching contribution vest ratably over four years, and all accrued dividends vest on the fourth anniversary of the grant.

Optional Stock Purchase Program. All employees may voluntarily defer a portion of their annual incentive performance bonus into restricted stock units pursuant to our Optional Stock Purchase Program under our Amended and Restated Stock Incentive Plan. Under the terms of our Optional Stock Purchase Program, we match a portion of the optional deferred amount in additional restricted stock units. Any dividends paid by us on our common stock will be reflected in additional restricted stock units on such deferred and company matching contribution amounts. Pursuant to the terms of our Optional Stock Purchase Program, the voluntarily deferred amounts are immediately vested and the matching contributions and accrued dividends vest on the third anniversary of the grant.

Other equity awards. The grant of equity awards is consistent with our at-risk pay philosophy, as the equity awards are generally conditioned on continued employment. In granting equity awards, the Compensation Committee's objective is also to provide named executive officers with long-term incentive award opportunities that are consistent with awards made by companies in our industry and based on each named executive officer's individual performance. Currently, we provide named executive officers with restricted stock units that generally vest over five years, which are granted pursuant to our Amended and Restated Stock Incentive Plan.

Other compensation. Our named executive officers are generally eligible to participate, on an elective basis, in two other compensation plans that are generally available to all employees.

Employee Stock Purchase Plan. The purpose of the Employee Stock Purchase Plan is to encourage and enable eligible employees to purchase our stock at a discounted rate, thereby keeping the employees' interests aligned with the interests of the shareholders. All named executive officers except Mr. Cohen and Mr. Steers may participate in this plan on the same basis as all other eligible employees. Eligible employees may elect to contribute on an after-tax basis between 1% and 10% of their annual pay to purchase our common stock; provided, however, that an employee may not contribute more than $25,000 to the plan under Internal Revenue Service restrictions. Shares are purchased at a 15% discount from the fair market value of our common stock on the last day of each of the four quarterly offering periods.

401(k) Savings Plan. We offer a tax-qualified 401(k) plan to all eligible employees. Employees may elect to contribute on a pre-tax basis between 1% and 100% of their annual pay into the 401(k) plan, up to the annual Internal Revenue Service maximum. We match 50% of employee contributions in cash in order to encourage employee participation and such matching contribution vests over a five year period.

Benefits and Perquisites

Our practice is to provide benefits and perquisites to executive officers that are the same as those offered to all of our other employees.

Compensation Consultant

In 2007, the Compensation Committee retained McLagan as its compensation consultant to advise it on all matters related to the senior executives' compensation and our general compensation programs. McLagan advises the Compensation Committee in determining annual base salaries and annual incentive performance bonuses for senior executives and designing and determining individual restricted stock unit grant levels. McLagan also assists the Compensation Committee by providing comparative market data on compensation practices and programs based on an analysis of peer competitors and provides guidance on industry trends and best practices.

Role of Management

Our senior management, under the leadership of our co-chief executive officers, plays an important role in establishing and maintaining our compensation programs. Senior management's role includes recommending compensation plans and programs to the Compensation Committee, implementing the Compensation Committee's decisions regarding the plans and programs and assisting and supporting the Compensation Committee in carrying out its duties.

Our co-chief executive officers regularly attend Compensation Committee meetings and provide information as to the individual performance of the other named executive officers and make annual recommendations to the Compensation Committee of appropriate compensation levels for all named executive officers other than themselves.

Named Executive Officer Compensation

Co-Chief Executive Officers. The Compensation Committee established a 2007 base salary of $500,000 for each of Mr. Cohen and Mr. Steers. This is the same base salary that each has received since 2005. The Compensation Committee elected not to adjust their base salary for 2007 because it decided that their current salary amount remains reasonable and competitive.

On March 13, 2007, the Compensation Committee reviewed the general performance criteria for our company and for each of Mr. Cohen and Mr. Steers. The Compensation Committee also determined that the maximum annual incentive performance bonus for each of Mr. Cohen and Mr. Steers would be no more than 3% of our 2007 adjusted pre-tax profit, subject to the $5 million maximum payment amount set forth in the Amended and Restated Annual Incentive Plan. As previously discussed, in establishing this percentage, the Compensation Committee expected that their actual award for the fiscal year would be less than this maximum percentage.

On December 18, 2007, the Compensation Committee determined the actual amount of the annual incentive performance bonus for each of Mr. Cohen and Mr. Steers. As part of this process, the Compensation Committee reviewed and assessed our company's and each of Mr. Cohen's and Mr. Steers' performance, including the company's net income, revenues, assets under management and inflows and other subjective measures including the successful continued globalization and diversification of our product offerings and the build-out of our organizational structure. In order to ensure that our executive compensation programs were competitive, with the assistance of McLagan, the Compensation Committee compares our co-chief executive officer's compensation against those of fifteen publicly traded asset management companies (Affiliated Managers Group, Inc.; Alliance Capital Management Holding; AMVESCAP, PLC; BlackRock, Inc.; Calamos Asset Management, Inc.; Eaton Vance Corp.; Federated Investors, Inc.; Franklin Resources, Inc.; GAMCO Investors, Inc.; Janus Capital Group, Inc.; BNY Mellon Asset Management International Limited; Nuveen Investments, Inc.; Putnam Investments Co.; State Street Global Advisors; and T. Rowe Price Group, Inc.). However, due to our relatively smaller size compared to these companies, the Compensation Committee does not believe that it is appropriate to compare compensation levels based solely on these fifteen publicly traded peers. Therefore, the Compensation Committee also reviewed compensation information obtained from a McLagan survey that contained twenty asset management firms of similar size.

Taking all of these factors into account, the Compensation Committee set an annual incentive performance bonus for each of Mr. Cohen and Mr. Steers as set forth below.

	2007 Annual Incentive Performance Bonus						Total 2007 Annual Incentive Performance Bonus
Name	Cash ($)	Mandatory RSU Deferral ($)	Mandatory RSU Match ($)	Voluntary RSU Deferral ($)	Voluntary RSU Match ($)	RSU Award ($)	($)
Martin Cohen	—	2,500,000	625,000	—	—	—	3,125,000
Robert H. Steers	—	2,500,000	625,000	—	—	—	3,125,000

Note that the restricted stock unit amounts set out above were actually granted in January 2008 and therefore, are not reflected in the Summary Compensation Table or the 2007 Grants of Plan-Based Awards table since they were not granted in 2007 nor included in compensation expense in 2007.

Other Named Executive Officers. The Compensation Committee, based upon the recommendation of Mr. Cohen and Mr. Steers, approved 2007 base salaries of $500,000 for Mr. Harvey and $300,000 for each of

Mr. Stadler and Mr. Corl. Annual base salaries for Messrs. Stadler and Corl have not changed since 2005 and for Mr. Harvey since 2006. The Compensation Committee elected not to adjust their base salaries for 2007 because it decided that their current salary remains reasonable and competitive.

On March 13, 2007, the Compensation Committee reviewed the general performance criteria for our company and for each of Messrs. Harvey, Stadler and Corl. The Compensation Committee also determined that the maximum annual incentive performance bonus for each of Messrs. Harvey, Stadler and Corl would be no more than 4.5%, 2.5% and 3.5%, respectively, of our 2007 adjusted pre-tax profit, each subject to the $5 million maximum payment amount set forth in the Amended and Restated Annual Incentive Plan. As previously discussed, in establishing these percentages, the Compensation Committee expected that their actual awards for the fiscal year would be less than this maximum percentage.

On December 18, 2007, the Compensation Committee approved the actual amount of the annual incentive performance bonus for each of Messrs. Harvey, Stadler and Corl. In approving these awards, the Compensation Committee considered the recommendations of the co-chief executive officers, the company's performance measures that it considered in establishing the co-chief executive officers' compensation, the historical annual incentive performance awards of each executive officer and subjective factors about each executive officer including the responsibilities of the officer, the co-chief executive officers' views as to the individual performance by the named executive officer during the fiscal year, and the co-chief executive officers' views of the initiative, business judgment and management skills of the named executive officer.

The Compensation Committee also considered advice from McLagan as to compensation levels at the same competitor asset management firms considered for the co-chief executive officers.

Taking all of these factors into account, the Compensation Committee set an annual incentive performance bonus for each of Messrs. Harvey, Stadler and Corl as set forth below.

	2007 Annual Incentive Performance Bonus						Total 2007 Annual Incentive Performance Bonus ($)
Name	Cash ($)	Mandatory RSU Deferral ($)	Mandatory RSU Match ($)	Voluntary RSU Deferral ($)	Voluntary RSU Match ($)	RSU Award ($)	
Joseph M. Harvey	705,000	945,000	236,250	550,000	137,500	300,000	2,873,750
Matthew S. Stadler	415,000	560,000	140,000	325,000	81,250	—	1,521,250
James S. Corl	1,162,500	787,500	196,875	—	—	250,000	2,396,875

Note that the restricted stock unit amounts set out above were actually granted in January 2008 and therefore, are not reflected in the Summary Compensation Table or the 2007 Grants of Plan-Based Awards table since they were not granted in 2007 nor included in compensation expense in 2007.

Termination and Change in Control Arrangements

Under the terms of the restricted stock unit award agreements made pursuant to our Amended and Restated Stock Incentive Plan, all employees who receive restricted stock unit awards are entitled to the immediate vesting of their restricted stock units if their employment is terminated by us without "cause" or by the employee for "good reason" (each as defined under the Amended and Restated Stock Incentive Plan) within the two year period following a change in control of the company. This "double trigger" provision is designed to address our employees' concerns regarding a change in the majority ownership of our company from Mr. Cohen and Mr. Steers.

In addition, pursuant to the terms of their employment agreements, our co-chief executive officers are entitled to payments and benefits upon the occurrence of specified events, including termination of employment (with and without cause). The specific terms of our co-chief executive officers' employment agreements are described in detail in "Employment Agreements with Martin Cohen and Robert H. Steers" in this Proxy Statement. The terms of the employment agreements were set through the course of arms-length negotiations with each of our co-chief executive officers at the time of our initial public offering in 2004. As part of these negotiations, the company analyzed the terms of the same or similar arrangements for comparable executives employed by comparable companies and this approach was used by the company in setting the amounts payable and the triggering events under the arrangements.

An estimate of the compensation that would have been payable to our named executive officers upon the occurrence of the above termination events, as if each termination event occurred as of fiscal year-end, is described in detail in "Potential Payments Upon Termination or Change in Control" in this Proxy Statement.

Compliance with Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code disallows a federal income tax deduction for compensation exceeding $1,000,000 paid to the named executive officers. However, compensation that is "performance based" (i.e., compensation that is paid pursuant to pre-established objective performance goals that are based on criteria approved by the shareholders and is determined and administered by the Compensation Committee according to related regulations) is excluded from this $1,000,000 limitation and is deductible.

Pursuant to transitional rules set forth in the regulations under Section 162(m) of the Internal Revenue Code, the $1,000,000 deduction limit did not apply to the compensation paid to the named executive officers in 2007 pursuant to the terms of our Amended and Restated Annual Incentive Plan and our Amended and Restated Stock Incentive Plan. Accordingly, all such compensation paid in 2007 should be deductible by us.

Further, our compensation plans are structured so that all amounts paid under those plans should generally be fully deductible. To this end, the Compensation Committee annually establishes performance criteria in an effort to ensure deductibility of the awards made under the Amended and Restated Annual Incentive Plan and our Amended and Restated Stock Incentive Plan. However, based on the complexity of our business, the rapidly changing nature of the industry, as well as the continued competitive market for outstanding leadership talent, we believe it may be appropriate and competitive from time to time to consider certain compensation even though it is not fully tax-deductible.

Summary Compensation Table

The following summary compensation table sets forth information concerning the total compensation, during 2007, of our co-chief executive officers, our chief financial officer and the next two most highly compensated executive officers.

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation(3)	Total
		($)	($)	($)	($)	($)	($)	($)	($)
Martin Cohen	2007	500,000	—	719,138	—	—	—	60,226(4)	1,279,364
Co-Chairman and Co-CEO	2006	500,000	—	291,572	—	200,000(5)	—	25,028(6)	1,016,600
Robert H. Steers	2007	500,000	—	719,138	—	—	—	60,226(4)	1,279,364
Co-Chairman and Co-CEO	2006	500,000	—	291,572	—	200,000(5)	—	25,028(6)	1,016,600
Joseph M. Harvey	2007	500,000	—	1,247,817	—	1,255,000(7)	—	95,461(4)	3,098,278
President	2006	500,000	—	788,142	—	1,450,000(8)	—	44,892(6)	2,783,034
Matthew S. Stadler	2007	300,000	—	673,872	—	740,000(9)	—	40,948(4)	1,754,820
CFO	2006	300,000	—	492,372	—	675,000(10)	—	18,153(6)	1,485,525
James S. Corl(12)	2007	300,000	—	665,766	—	1,162,500(11)	—	52,220(4)	2,180,486
Executive Vice President	2006	300,000	—	403,602	—	1,325,000(11)	—	25,263(6)	2,053,865

(1) The executive's annual incentive performance bonus is reported in this Summary Compensation Table in the column entitled "Non-Equity Incentive Plan Compensation."

(2) The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended 2007 and 2006, respectively, in accordance with FAS 123(R) of awards pursuant to our Amended and Restated Stock Incentive Plan, and thus may include amounts from awards granted in and prior to such periods. Assumptions used in the calculation of these amounts are included in footnotes 2 and 7 to our audited consolidated financial statements for the fiscal year ended December 31, 2007 included in our Annual Report on Form 10-K filed with the SEC on March 14, 2008.

The 2007 Grants of Plan Based Awards Table contained in this Proxy Statement discloses the actual number and grant date fair value of restricted stock units granted in 2007 to each of the named executive officers.

(3) Perquisites and other personal benefits for each named executive officer were less than $10,000 in the aggregate and therefore, information regarding perquisites and other personal benefits has not been included.

(4) Includes a matching contribution in our 401(k) Plan of $10,250 for each of Messrs. Cohen, Steers and Stadler and $7,750 for each of Mr. Harvey and Mr. Corl.

Also includes $49,976, $49,976, $87,711, $30,697 and $44,470 in dividend equivalents reflected in additional restricted stock units throughout 2007 on optional and mandatory restricted stock unit awards held by each of Messrs. Cohen, Steers, Harvey, Stadler and Corl pursuant to our Optional Stock Purchase Program and Mandatory Stock Bonus Program.

(5) Vested restricted stock units with a grant date fair value of $200,000 were awarded to Mr. Cohen and Mr. Steers on January 26, 2007 pursuant to our Optional Stock Purchase Program in lieu of the payment of cash for a portion of their 2006 annual incentive performance bonus. Mr. Cohen and Mr. Steers received no cash annual incentive performance bonus in 2006. These vested restricted stock unit awards are reflected in the 2007 Grants of Plan Based Awards table in this Proxy Statement.

On August 9, 2004, we entered into identical employment agreements with Martin Cohen and Robert H. Steers that provide for an annual incentive performance bonus payment of at least $1,000,000 in 2007. These employment agreements were subsequently amended on February 27, 2008 to remove this minimum annual performance bonus amount.

(6) Includes a matching contribution in our 401(k) Plan of $10,000 for each of Messrs. Cohen, Steers and Stadler and $7,500 for each of Mr. Harvey and Mr. Corl.

Also includes $15,028, $15,028, $37,392, $8,153 and $17,763 in dividend equivalents reflected in additional restricted stock units throughout 2006 on optional and mandatory restricted stock unit awards held by each of Messrs. Cohen, Steers, Harvey, Stadler and Corl pursuant to our Optional Stock Purchase Program and Mandatory Stock Bonus Program.

(7) Includes an annual incentive performance bonus cash amount of $705,000 and vested restricted stock units with a grant date fair value of $550,000 awarded to Mr. Harvey on January 25, 2008 pursuant to our Optional Stock Purchase Program in lieu of the payment of cash for a portion of his 2007 annual incentive performance bonus. These vested restricted stock unit awards will be reflected in the 2008 Grants of Plan-Based Awards table in next year's proxy statement.

(8) Includes an annual incentive performance bonus cash amount of $825,000 and vested restricted stock units with a grant date fair value of $625,000 awarded to Mr. Harvey on January 26, 2007 pursuant to our Optional Stock Purchase Program in lieu of the payment of cash for a portion of his 2006 annual incentive performance bonus. These vested restricted stock unit awards are reflected in the 2007 Grants of Plan-Based Awards table.

(9) Includes an annual incentive performance bonus cash amount of $415,000 and vested restricted stock units with a grant date fair value of $325,000 awarded to Mr. Stadler on January 25, 2008 pursuant to our Optional Stock Purchase Program in lieu of the payment of cash for a portion of his 2007 annual incentive performance bonus. These vested restricted stock unit awards will be reflected in the 2008 Grants of Plan-Based Awards table in next year's proxy statement.

(10) Includes an annual incentive performance bonus cash amount of $375,000 and vested restricted stock units with a grant date fair value of $300,000 awarded to Mr. Stadler on January 26, 2007 pursuant to our Optional Stock Purchase Program in lieu of the payment of cash for a portion of his 2006 annual incentive performance bonus. These vested restricted stock unit awards are reflected in the 2007 Grants of Plan-Based Awards table.

(11) Represents an annual incentive performance bonus cash amount of $1,162,500 in 2007 and $1,325,000 in 2006.

(12) Mr. Corl resigned from the company, effective March 4, 2008.

2007 Grants of Plan-Based Awards

The following table discloses the actual number of vested and unvested restricted stock units granted in 2007 to our named executive officers and the grant date fair value of these awards.

Name	Grant Date	Action Date(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target(2) ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Martin Cohen	1/26/07	12/18/06	—	—	—	—	—	—	47,324(3)	—	—	2,274,865
Robert H. Steers	1/26/07	12/18/06	—	—	—	—	—	—	47,324(3)	—	—	2,274,865
Joseph M. Harvey	1/26/07	1/14/07	—	—	—	—	—	—	53,955(4)	—	—	2,593,617
Matthew S. Stadler	1/26/07	12/18/06	—	—	—	—	—	—	21,451(5)	—	—	1,031,150
James S. Corl	1/26/07	12/18/06	—	—	—	—	—	—	22,752(6)	—	—	1,093,689

(1) Restricted stock unit awards, including those restricted stock units awarded pursuant to our Mandatory Stock Bonus Program and Optional Stock Purchase Program are generally granted in the year following the fiscal year performance period. For instance, the restricted stock units granted to each of the named executive officers for 2007 were actually granted in January 2008 and therefore, are not included in this table since they were not granted in 2007.

The Compensation Committee acted to award year-end equity based awards for the 2006 performance period at its regularly scheduled meetings on December 18, 2006 and January 14, 2007, with the grants becoming effective on January 26, 2007. The average of the high and low price of our common stock on January 26, 2007 was used to determine the number of restricted stock units to be granted.

(2) See "Annual Incentive Performance Bonus" in this Proxy Statement for a discussion of non-equity incentive plan awards.

(3) Includes 8,321 restricted stock units that vest one-fifth ratably on the last business day of each of January 2008, 2009, 2010, 2011 and 2012. Delivery of the shares of common stock underlying these restricted stock units is contingent on continued employment.

Also includes 27,043 restricted stock units from our mandatory deferral of a portion of the executive's 2006 annual incentive performance bonus, plus 6,760 restricted stock units granted to the executive as a company match on his mandatory deferral. These restricted stock units will vest one-fourth ratably on the last business day of each of January 2008, 2009, 2010 and 2011. Any dividends paid by us on our common stock will be accrued in additional restricted stock units on such mandatorily deferred and company match amounts and will also be delivered on the last business day of January 2011. Payment of these mandatorily deferred amounts is contingent on continued employment.

Also includes 4,160 vested restricted stock units from the optional deferral by the executive of a portion of his 2006 annual incentive performance bonus, plus 1,040 restricted stock units granted to him as a company match on his optional bonus deferral. Any dividends paid by us on our common stock will be accrued in additional restricted stock units on such voluntarily deferred and company match amounts. These restricted stock units will be delivered on the last business day of January 2010, subject, in the case of the company match and the dividends, to continued employment.

(4) Includes 10,401 restricted stock units that vest one-fifth ratably on the last business day of each of January 2008, 2009, 2010, 2011 and 2012. Delivery of the shares of common stock underlying these restricted stock units is contingent on continued employment.

Also includes 21,843 restricted stock units from our mandatory deferral of a portion of the executive's 2006 annual incentive performance bonus, plus 5,460 restricted stock units granted to the executive as a company match on his mandatory deferral. These restricted stock units will vest one-fourth ratably on the last business day of each of January 2008, 2009, 2010 and 2011. Any dividends paid by us on our common stock will be accrued in additional restricted stock units on such mandatorily deferred and company match amounts and will also be delivered on the last business day of January 2011. Payment of these mandatorily deferred amounts is contingent on continued employment.

Also includes 13,001 vested restricted stock units from the optional deferral by the executive of a portion of his 2006 annual incentive performance bonus, plus 3,250 restricted stock units granted to him as a company match on his optional bonus deferral. Any dividends paid by us on our common stock will be accrued in additional restricted stock units on such voluntarily deferred and company match amounts. These restricted stock units will be delivered on the last business day of January 2010, subject, in the case of the company match and the dividends, to continued employment.

(5) Includes 10,921 restricted stock units from our mandatory deferral of a portion of the executive's 2006 annual incentive performance bonus, plus 2,730 restricted stock units granted to the executive as a company match on his mandatory deferral. These restricted stock units will vest one-fourth ratably on the last business day of each of January 2008, 2009, 2010 and 2011. Any dividends paid by us on our common stock will be accrued in additional restricted stock units on such mandatorily deferred and company match amounts and will also be delivered on the last business day of January 2011. Payment of these mandatorily deferred amounts is contingent on continued employment.

Also includes 6,240 vested restricted stock units from the optional deferral by the executive of a portion of his 2006 annual incentive performance bonus, plus 1,560 restricted stock units granted to him as a company match on his optional bonus deferral. Any dividends paid by us on our common stock will be accrued in additional restricted stock units on such voluntarily deferred and company match amounts. These restricted stock units will be delivered on the last business day of January 2010, subject, in the case of the company match and the dividends, to continued employment.

(6) Also includes 18,202 restricted stock units from our mandatory deferral of a portion of the executive's 2006 annual incentive performance bonus, plus 4,550 restricted stock units granted to the executive as a company match on his mandatory deferral. These restricted stock units will vest one-fourth ratably on the last business day of each of January 2008, 2009, 2010 and 2011. Any dividends paid by us on our common stock will be accrued in additional restricted stock units on such mandatorily deferred and company match amounts and will also be delivered on the last business day of January 2011. Payment of these mandatorily deferred amounts is contingent on continued employment.

2007 Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information regarding unvested restricted stock units for the named executive officers as of December 31, 2007.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested(1) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Martin Cohen	—	—	—	—	—	87,389(2)	2,619,048	—	—
Robert H. Steers	—	—	—	—	—	87,389(2)	2,619,048	—	—
Joseph M. Harvey	—	—	—	—	—	128,583(3)	3,853,633	—	—
Matthew S. Stadler	—	—	—	—	—	104,211(4)	3,123,204	—	—
James S. Corl	—	—	—	—	—	70,477(5)	2,112,196	—	—

(1) Based on the closing price of Cohen & Steers common stock of $29.97 on December 31, 2007.

(2) Includes 43,582 restricted stock units that were granted on January 27, 2006 and that vest ratably on each of January 27, 2008, 2009, 2010 and 2011; 8,321 restricted stock units that were granted on January 26, 2007 and that vest ratably on the last business day of each January 2008, 2009, 2010, 2011 and 2012; 33,803 restricted stock units deferred on January 26, 2007 pursuant to our Mandatory Stock Bonus Program that generally vest on the last business day of each January 2008, 2009, 2010 and 2011; and 1,040 restricted stock units deferred on January 26, 2007 pursuant to our Optional Stock Purchase Program that generally vest on the last business day of January 2010. Also includes 643 restricted stock units acquired as dividend equivalents in connection with the executive's mandatory and optional restricted stock unit deferrals.

(3) Includes 20,350 restricted stock units that were granted on December 10, 2004 that vested on January 1, 2008; 49,744 restricted stock units that were granted on January 27, 2006 and that vest ratably on each of January 27, 2008, 2009, 2010 and 2011; 10,401 restricted stock units that were granted on January 26, 2007 and that vest ratably on the last business day of each January 2008, 2009, 2010, 2011 and 2012; 11,601 restricted stock units deferred on January 27, 2006 pursuant to our Mandatory Stock Bonus Program that generally vest on January 27, 2009; 27,303 restricted stock units deferred on January 26, 2007 pursuant to our Mandatory Stock Bonus Program that generally vest on the last business day of each January 2008, 2009, 2010 and 2011; 3,867 restricted stock units deferred on January 27, 2006 pursuant to our Optional Stock Purchase Program that generally vest on January 27, 2009; and 3,250 restricted stock units deferred on January 26, 2007 pursuant to our Optional Stock Purchase Program that generally vest on the last business day of January 2010. Also includes 2,067 restricted stock units acquired as dividend equivalents in connection with the executive's mandatory and optional restricted stock unit deferrals.

(4) Includes 71,663 restricted stock units that were granted on May 9, 2006 and that vest ratably on each of May 9, 2008, 2009 and 2010; 7,765 restricted stock units that were granted on January 27, 2006 and that vest ratably on each of January 27, 2008, 2009, 2010 and 2011; 6,368 restricted stock units deferred on January 27, 2006 pursuant to our Mandatory Stock Bonus Program that generally vest on January 27, 2009; 13,651 restricted stock units deferred on January 26, 2007 pursuant to our Mandatory Stock Bonus Program that generally vest on the last business day of each January 2008, 2009, 2010 and 2011; 2,123 restricted stock units deferred on January 27, 2006 pursuant to our Optional Stock Purchase Program that generally vest on January 27, 2009; and 1,560 restricted stock units deferred on January 26, 2007 pursuant to our Optional Stock Purchase Program that generally vest on the last business day of January 2010. Also includes 1,081 restricted stock units acquired as dividend equivalents in connection with the executive's mandatory and optional restricted stock unit deferrals.

(5) Includes 6,105 restricted stock units that were granted on December 10, 2004 that vested on January 1, 2008; 26,813 restricted stock units that were granted on January 27, 2006 and that vest ratably on each of January 27, 2008, 2009, 2010 and 2011; 11,988 restricted stock units deferred on January 27, 2006 pursuant to our Mandatory Stock Bonus Program that generally vest on January 27, 2009; 22,752 restricted stock units deferred on January 26, 2007 pursuant to our Mandatory Stock Bonus Program that generally vest on the last business day of each January 2008, 2009, 2010 and 2011; and 1,598 restricted stock units deferred on January 27, 2006 pursuant to our Optional Stock Purchase Program that generally vest on January 27, 2009. Also includes 1,221 restricted stock units acquired as dividend equivalents in connection with the executive's mandatory and optional restricted stock unit deferrals.

2007 Option Exercises and Stock Vested

The following table sets forth certain information regarding restricted stock units that vested in 2007 for the named executive officers.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Martin Cohen	—	—	32,545(1)	1,230,741
Robert H. Steers	—	—	32,545(1)	1,230,741
Joseph M. Harvey	—	—	72,022(2)	2,802,018
Matthew S. Stadler	—	—	32,069(3)	1,719,618
James S. Corl	—	—	30,829(4)	1,091,321

(1) Includes the vesting of 10,895 restricted stock units on January 27, 2007 with a value realized on vesting of $520,236 that were originally granted on January 27, 2006 and 17,490 restricted stock units on December 21, 2007 with a value realized on vesting of $510,534 that were originally granted on December 21, 2004. Also includes the grant of 4,160 vested restricted stock units voluntarily deferred by the executive on January 26, 2007 from his annual incentive performance bonus with a value realized on vesting of $199,971. These vested restricted stock units voluntarily deferred by the executive will not be delivered until the last business day of January 2010.

(2) Includes the vesting of 20,350 restricted stock units on January 2, 2007 with a value realized on vesting of $817,460 that were originally granted on December 10, 2004; 12,435 restricted stock units on January 27, 2007 with a value realized on vesting of $593,771 that were originally granted on January 27, 2006; and 26,236 restricted stock units on December 21, 2007 with a value realized on vesting of $765,829 that were originally granted on December 21, 2004. Also includes the grant of 13,001 vested restricted stock units voluntarily deferred by the executive on January 26, 2007 from his annual incentive performance bonus with a value realized on vesting of $624,958. These vested restricted stock units voluntarily deferred by the executive will not be delivered until the last business day of January 2010.

(3) Includes the vesting of 1,941 restricted stock units on January 27, 2007 with a value realized on vesting of $92,683 that were originally granted on January 27, 2006 and 23,888 restricted stock units on May 9, 2007 with a value realized on vesting of $1,326.978 that were originally granted on May 9, 2005. Also includes the grant of 6,240 vested restricted stock units voluntarily deferred by the executive on January 26, 2007 from his annual incentive performance bonus with a value realized on vesting of $299,957. These vested restricted stock units voluntarily deferred by the executive will not be delivered until the last business day of January 2010.

(4) Includes the vesting of 6,105 restricted stock units on January 2, 2007 with a value realized on vesting of $245,238 that were originally granted on December 10, 2004; 6,702 restricted stock units on January 27, 2007 with a value realized on vesting of $320.021 that were originally granted on January 27, 2006; and 18,022 restricted stock units on December 21, 2007 with a value realized on vesting of $526,062 that were originally granted on December 21, 2004.

Potential Payments Upon Termination or Change in Control

We have entered into certain agreements and maintain certain plans that will require us to provide compensation to our named executive officers in the event of a termination of employment. The amount of compensation payable to each named executive officer in each situation is listed in the tables below.

Martin Cohen. The following table describes the potential payments upon termination for Martin Cohen, our co-chairman and co-chief executive officer.

Executive Benefits and Payments Upon Termination(1)	Voluntary Termination by Executive with Good Reason	Voluntary Termination by Executive without Good Reason	Involuntary Not for Cause Termination by the Company	For Cause Termination by the Company	Without Cause Termination by the Company or Good Reason Termination by Executive Following Change in Control	Death of the Executive	Disability of the Executive
Compensation:							
Base Salary ($500,000)	$1,000,000	—	$1,000,000	—	$1,500,000	—	—
Annual Incentive Bonus	$2,000,000	—	$2,000,000	—	$3,000,000	$1,000,000	$1,000,000
Long Term Incentives Restricted Stock Units	—	—	—	—	$2,619,048(3)	$1,063,515(4)	$1,063,515(4)
Benefits and Perquisites:							
Continued Medical Benefits(2)	$ 256,606	$256,606	$ 256,606	—	$ 256,606	—	$ 256,606
Total	$3,256,606	$256,606	$3,256,606	—	$7,375,654	$2,063,515	$2,320,121

(1) Assumes the executive's date of termination is December 31, 2007 and the price per share of our common stock on the date of termination is $29.97 per share.

(2) The employment agreement with Mr. Cohen provides that, if the executive's employment terminates for any reason other than by us for cause, then Mr. Cohen and his spouse and dependents will be entitled to continued coverage under our medical plans in which he was participating at the time of such termination for the remainder of his life, subject to payment by Mr. Cohen of the same premiums he would have paid during such period of coverage if he were an active employee. The value of the continued health benefits is based upon the 1994 US UP-94 Male and Female Mortality Tables and our providing health care coverage to the executive, his spouse and dependents until the executive's death. Actuarial methods, considerations and analyses used in making this calculation conform to the appropriate Standards and Practice Guidelines of the Actuarial Standards Board.

(3) Includes the value of 51,903 unvested restricted stock units. Also includes 34,843 unvested restricted stock units acquired in connection with the executive's mandatory and optional annual incentive performance bonus deferrals and 643 unvested restricted stock units acquired as dividend equivalents in connection with the executive's mandatory and optional restricted stock unit deferrals.

(4) Includes 34,843 unvested restricted stock units acquired in connection with the executive's mandatory and optional annual incentive performance bonus deferrals and 643 unvested restricted stock units acquired as dividend equivalents in connection with the executive's mandatory and optional restricted stock unit deferrals.

Robert H. Steers. The following table describes the potential payments upon termination for Robert H. Steers, our co-chairman and co-chief executive officer.

Executive Benefits and Payments Upon Termination(1)	Voluntary Termination by Executive with Good Reason	Voluntary Termination by Executive without Good Reason	Involuntary Not for Cause Termination by the Company	For Cause Termination by the Company	Without Cause Termination by the Company or Good Reason Termination by Executive Following Change in Control	Death of the Executive	Disability of the Executive
Compensation:							
Base Salary ($500,000)	$1,000,000	—	$1,000,000	—	$1,500,000	—	—
Annual Incentive Bonus	$2,000,000	—	$2,000,000	—	$3,000,000	$1,000,000	$1,000,000
Long Term Incentives Restricted Stock Units	—	—	—	—	$2,619,048(3)	$1,063,315(4)	$1,063,315(4)
Benefits and Perquisites:							
Continued Medical Benefits(2)	$ 325,702	$325,702	$ 325,702	—	$ 325,702	—	$ 325,702
Total	$3,325,702	$325,702	$3,325,702	—	$7,444,750	$2,063,515	$2,389,017

(1) Assumes the executive's date of termination is December 31, 2007 and the price per share of our common stock on the date of termination is $29.97 per share.

(2) The employment agreement with Mr. Steers provides that, if the executive's employment terminates for any reason other than by us for cause, then Mr. Steers and his spouse and dependents will be entitled to continued coverage under our medical plans in which he was participating at the time of such termination for the remainder of his life, subject to payment by Mr. Steers of the same premiums he would have paid during such period of coverage if he were an active employee. The value of the continued health benefits is based upon the 1994 US UP-94 Male and Female Mortality Tables and our providing health care coverage to the executive, his spouse and dependents until the executive's death. Actuarial methods, considerations and analyses used in making this calculation conform to the appropriate Standards and Practice Guidelines of the Actuarial Standards Board.

(3) Includes the value of 51,903 unvested restricted stock units. Also includes 34,843 unvested restricted stock units acquired in connection with the executive's mandatory and optional annual incentive performance bonus deferrals and 643 unvested restricted stock units acquired as dividend equivalents in connection with the executive's mandatory and optional restricted stock unit deferrals.

(4) Includes 34,843 unvested restricted stock units acquired in connection with the executive's mandatory and optional annual incentive performance bonus deferrals and 643 unvested restricted stock units acquired as dividend equivalents in connection with the executive's mandatory and optional restricted stock unit deferrals.

Joseph M. Harvey. The following table describes the potential payments upon termination for Joseph M. Harvey, our president.

Executive Benefits and Payments Upon Termination(1)	Voluntary Termination by Executive with Good Reason	Voluntary Termination by Executive without Good Reason	Involuntary Not for Cause Termination by the Company	For Cause Termination by the Company	Without Cause Termination by the Company or Good Reason Termination by Executive Following Change in Control	Death or Disability of the Executive
Compensation:						
Long Term Incentives Restricted Stock Units	—	—	—	—	$3,853,633(2)	$1,441,197(3)

(1) Assumes the executive's date of termination is December 31, 2007 and the price per share of our common stock on the date of termination is $29.97 per share.

(2) Includes the value of 80,495 unvested restricted stock units. Also includes 46,021 unvested restricted stock units acquired in connection with the executive's mandatory and optional annual incentive performance bonus deferrals and 2,067 unvested restricted stock units acquired as dividend equivalents in connection with the executive's mandatory and optional restricted stock unit deferrals.

(3) Includes 46,021 unvested restricted stock units acquired in connection with the executive's mandatory and optional annual incentive performance bonus deferrals and 2,067 unvested restricted stock units acquired as dividend equivalents in connection with the executive's mandatory and optional restricted stock unit deferrals.

Matthew S. Stadler. The following table describes the potential payments upon termination for Matthew S. Stadler, our executive vice president and chief financial officer.

Executive Benefits and Payments Upon Termination(1)	Voluntary Termination by Executive with Good Reason	Voluntary Termination by Executive without Good Reason	Involuntary Not for Cause Termination by the Company	For Cause Termination by the Company	Without Cause Termination by the Company or Good Reason Termination by Executive Following Change in Control	Death or Disability of the Executive
Compensation:						
Long Term Incentives Restricted Stock Units	—	—	—	—	$3,123,204(2)	$742,747(3)

(1) Assumes the executive's date of termination is December 31, 2007 and the price per share of our common stock on the date of termination is $29.97 per share.

(2) Includes the value of 79,428 unvested restricted stock units. Also includes 23,702 unvested restricted stock units acquired in connection with the executive's mandatory and optional annual incentive performance bonus deferrals and 1,081 unvested restricted stock units acquired as dividend equivalents in connection with the executive's mandatory and optional restricted stock unit deferrals.

(3) Includes 23,702 unvested restricted stock units acquired in connection with the executive's mandatory and optional annual incentive performance bonus deferrals and 1,081 unvested restricted stock units acquired as dividend equivalents in connection with the executive's mandatory and optional restricted stock unit deferrals.

James S. Corl. The following table describes the potential payments upon termination for James S. Corl, an executive vice president.

Executive Benefits and Payments Upon Termination(1)	Voluntary Termination by Executive with Good Reason	Voluntary Termination by Executive without Good Reason	Involuntary Not for Cause Termination by the Company	For Cause Termination by the Company	Without Cause Termination by the Company or Good Reason Termination by Executive Following Change in Control	Death or Disability of the Executive
Compensation:						
Long Term Incentives Restricted Stock Units	—	—	—	—	$2,112,196(2)	$1,125,643(3)

(1) Assumes the executive's date of termination is December 31, 2007 and the price per share of our common stock on the date of termination is $29.97 per share.

(2) Includes the value of 32,918 unvested restricted stock units. Also includes 36,338 unvested restricted stock units acquired in connection with the executive's mandatory and optional annual incentive performance bonus deferrals and 1,221 unvested restricted stock units acquired as dividend equivalents in connection with the executive's mandatory and optional restricted stock unit deferrals.

(3) Includes 36,338 unvested restricted stock units acquired in connection with the executive's mandatory and optional annual incentive performance bonus deferrals and 1,221 unvested restricted stock units acquired as dividend equivalents in connection with the executive's mandatory and optional restricted stock unit deferrals.

Assumptions. Below is a description of the assumptions that were used in creating the tables above. Unless otherwise noted, the descriptions of the payments below are applicable to all of the above tables relating to potential payments upon termination or change in control.

Restricted Stock Unit Acceleration. The executives will be entitled to the acceleration of their unvested and/or undelivered restricted stock units as described in the tables above if executive's employment is terminated by us without "cause," or by the executive for "good reason," each within the two-year period following a "change in control" of our company.

A "change in control" means the occurrence of any of the following events: (1) the complete liquidation of our company or the sale or disposition, in one or a series of related transactions, of all or substantially all, of our assets to any "person" or "group" other than certain permitted holders; (2) any person or group, other than the permitted holders, is or becomes the beneficial owner of our securities representing both (x) 20% or more of the combined voting power of the then outstanding securities of our company and (y) more of the combined voting power of the then outstanding securities of our company than Mr. Cohen and Mr. Steers in the aggregate; (3) during any period of twenty-four consecutive months, individuals who at the beginning of such period constituted the board nominated by Mr. Cohen and Mr. Steers cease for any reason to constitute a majority of the board, then in office; or (4) the consummation of any transaction or series of transactions resulting in a merger, consolidation or amalgamation, in which we are involved, other than a merger, consolidation or amalgamation which would result in our shareholders immediately prior thereto continuing to own, in the same proportion as immediately prior to the transaction(s), more than 50% of the combined voting power of our voting securities or such surviving entity outstanding immediately after such merger, consolidation or amalgamation.

A termination is for "cause" if it is for any of the following: (1) the executive's continued failure substantially to perform the executive's duties to us (other than as a result of total or partial incapacity due to physical or mental illness) for a period of 10 days following written notice by us to the executive of such failure, (2) the executive's engagement in conduct inimical to our interests, including without limitation, fraud, embezzlement, theft or dishonesty in the course of the executive's employment, (3) the executive's commission of, or plea of guilty or *nolo contendere* to, (x) a felony or (y) a crime other than a felony, which involves a breach of trust or fiduciary duty owed to us or an affiliate, (4) the executive's disclosure of our or our affiliates' trade secrets or confidential information, or (5) the executive's breach of any agreement with us or an affiliate, including, without limitation, any agreement with respect to confidentiality, nondisclosure, non-competition or otherwise.

A termination is "good reason" if it is for any of the following (1) the failure by us or one of our affiliates to pay or cause to be paid the executive's base salary or annual bonus (to the extent earned in accordance with the terms of any applicable annual bonus or annual incentive arrangement), if any, when due or (2) any substantial and sustained diminution in the executive's authority or responsibilities; provided that either of the events described in clauses (1) and (2) of this sentence shall constitute good reason only if we and our affiliates fail to cure such event within 30 days after receipt from the executive of written notice of the event which constitutes good reason; provided, further, that "good reason" shall cease to exist for an event on the 60th day following the later of its occurrence or the executive's knowledge thereof, unless the executive has given us written notice thereof prior to such date.

Pension Benefits

Other than our broad-based 401(k) Plan, we do not sponsor any pension plans.

Employment Agreements with Martin Cohen and Robert H. Steers

We have entered into identical employment agreements with Martin Cohen and Robert H. Steers (each, an "Executive"). Each employment agreement provides for the Executive's employment as our co-chief executive officer and co-chairman of the Board of Directors. The employment agreements automatically extend for one-year periods unless either party gives the other 60 days prior notice that the term will not be extended.

Each employment agreement provides for an annual base salary of $500,000 and an annual incentive performance bonus as approved in the discretion of the Compensation Committee. The employment agreements previously provided for a minimum annual performance bonus amount of $1,000,000, but this provision was subsequently removed by amendment on February 27, 2008.

During the term, each Executive will be entitled to:

(1) employee benefits that are no less favorable than those employee benefits provided to him before the offering; and

(2) participate in all of our employee benefit programs on a basis which is no less favorable than is provided to any of our other executives.

Termination of employment. Pursuant to each employment agreement, if the Executive's employment terminates prior to the expiration of the term due to his death or disability, the Executive will be entitled to receive:

(1) a payment equal to his target annual incentive performance bonus ($1,000,000) for the fiscal year in which the termination occurs;

(2) any accrued, but unpaid, base salary through the date of termination; and

(3) any accrued and earned, but unpaid, annual incentive performance bonus for any previously completed fiscal year.

As set forth in each employment agreement, if an Executive's employment is terminated prior to the expiration of the term by us without "cause" or by the Executive for "good reason" or if we elect not to extend the term (each a "qualifying termination"), the Executive will be entitled, subject to his compliance with certain restrictive covenants, to a lump sum payment equal to two times (three times in the case of a qualifying termination that occurs on or following a change in control) the sum of his annual base salary and his target annual incentive performance bonus for the fiscal year in which the termination occurs. Any termination by us without cause within six months prior to a change in control will be deemed to be a termination of employment on the date of such change in control.

In the event of a termination of an Executive's employment which is not a qualifying termination or a termination due to the Executive's death or disability (including if the Executive resigns without good reason), the Executive will be entitled to receive only the accrued but unpaid salary through the date of termination and earned but unpaid bonus for the previously completed fiscal year.

Each employment agreement generally provides that, if the Executive's employment terminates for any reason other than by us for cause, the Executive and his spouse and dependents will be entitled to continued coverage under our medical plans in which he was participating at the time of such termination for the remainder of his life, subject to payment by the Executive of the same premiums he would have paid during such period of coverage if he were an active employee. In addition, each employment agreement provides that, in the event payments under an employment agreement or otherwise result in a parachute excise tax to the Executive, he will be entitled to a gross up payment equal to the amount of the excise tax, as well as the excise tax and income tax on the gross up payment.

Restrictive covenants. *Non-competition.* Pursuant to each employment agreement, during the term of the agreement and, if the Executive's employment is terminated by us for cause or by the Executive without good reason or the Executive elects not to extend the term, for one year following such termination of employment, the Executive generally will be prohibited from:

(1) seeking to provide or providing investment advisory services to certain persons to whom we or any of our affiliates render services;

(2) soliciting or seeking to induce or actually inducing certain of our employees or employees of our affiliates to discontinue their employment with us or hiring or employing such employees;

(3) competing with us and our affiliates;

(4) acquiring a financial interest in, or otherwise becoming actively involved with, any competitive business; and

(5) interfering with, or attempting to interfere with, business relationships between us or any of our affiliates and our customers, clients, suppliers, partners, members or investors.

Confidentiality, Intellectual Property and Non-Disclosure. Each Executive is subject to customary confidentiality, intellectual property and non-disclosure covenants, including a covenant which, in general, prohibits the Executive from disclosing, retaining or using for his or any other person's benefit our confidential information and a covenant which, in general, requires the Executive to assign, transfer and convey to Cohen & Steers all rights and intellectual rights to any works of authorship, inventions, intellectual property, materials, documents or other work product by the Executive.

If the Executive breaches any of the restrictive covenants or the confidentiality, intellectual property or non-disclosure covenants, in addition to any remedies at law, the Executive agrees that we will be entitled to cease making any payments or providing any benefit otherwise required by the employment agreement and obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available.

If a dispute arises out of the employment agreement with an Executive, we will pay the Executive's reasonable legal fees and expenses incurred in connection with such dispute if the Executive prevails in substantially all material respects on the issues presented for resolution.

Each employment agreement also provides that upon a termination of the Executive's employment for any reason, in general, the Executive will retain the right to use his name in connection with future business ventures.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Approval of Related Party Transactions

We have adopted a policy whereby all employees, directors and certain other related parties (as defined in paragraph (a) of Item 404 of Regulation S-K) who have a direct or indirect beneficial interest in a transaction or agreement in which we are a participant (regardless of the dollar amount involved in the transaction or whether the transaction must be disclosed publicly by us, but excluding all typical employee/employer transactions such as compensation or participation in any of the benefit plans we sponsor) must promptly disclose the facts and circumstances of that transaction or agreement to our general counsel. The general counsel will promptly communicate all such information to management and the Audit Committee. Management, in consultation with the Audit Committee, then determines whether the transaction may be consummated or permitted to continue.

If such transaction or agreement rises to the level of a "related party transaction," then such transaction may not be consummated or continue without the approval or ratification of the Audit Committee. Members of the Audit Committee interested in a related party transaction must recuse themselves from any such vote. For these purposes, a "related party transaction" is any transaction that is (1) reportable by us under paragraph (a) of Item 404 of Regulation S-K, (2) in which we were or are to be a participant, (3) the amount involved exceeds $120,000 and (4) in which any related party had or will have a direct or indirect material interest.

Transactions or other arrangements between us and our client accounts, including registered investment companies for which we serve as an investment advisor, need not be approved or ratified. Further, asset management or other financial service relationships (such as those involving investment in various of our funds, investment vehicles or accounts) provided either by or to us and involving a director or employee (or his or her immediate family members, or a company or charitable organization of which the director or employee or an immediate family member is (or, at the time of the transaction, was) a partner, shareholder, officer, employee or director) need not be approved or ratified so long as the following condition is satisfied: the products and services are being provided in the ordinary course of business and on substantially the same terms and conditions, including price, as would be available to similarly situated customers.

Cohen & Steers Mutual Funds

The mutual funds for which we are the investment advisor are funds that we established and are marketed under our name. Mr. Cohen and Mr. Steers, our co-chairmen and co-chief executive officers, serve as co-chairmen of each Cohen & Steers closed-end and open-end mutual fund. Mr. Harvey, our president, serves as a vice-president of each Cohen & Steers closed-end and open-end mutual fund. Messrs. Cohen, Steers and Harvey do not receive compensation for their services from any Cohen & Steers mutual fund. There are no relationships between our other directors and the Cohen & Steers mutual funds or the institutional separate accounts for which we are the investment advisor.

S-corporation Distributions and Tax Indemnification Agreement

Since we were organized in 1986 and until our initial public offering in 2004, we were treated for federal and certain state income tax purposes as an S-corporation under Subchapter S of the Internal Revenue Code. As a result, our earnings were taxed, with certain exceptions, directly to our shareholders, Mr. Cohen and Mr. Steers, rather than to us, leaving our shareholders responsible for paying income taxes on these earnings. We historically paid distributions to our shareholders to enable them to pay their income tax liabilities as a result of our status as an S-corporation and, from time to time, to distribute previously undistributed S-corporation earnings and profits.

We have entered into a tax indemnification agreement with Mr. Cohen and Mr. Steers. Although we believe that we have met the requirements for an S-corporation, the agreement provides for, among other things, Mr. Cohen and Mr. Steers to indemnify us for any additional U.S. federal and state income taxes, including interest and penalties, incurred by us if for any reason we are deemed to have been a C-corporation during any period in which we reported our taxable income as an S-corporation. The tax indemnification obligation of Mr. Cohen and Mr. Steers will be limited to the aggregate amount of all distributions we made to them to pay taxes during any time that we reported our taxable income as an S-corporation but are deemed to have been a

C-corporation. The agreement also provides for payment by Mr. Cohen and Mr. Steers to us and by us to Mr. Cohen and Mr. Steers to adjust for any increases or decreases in tax liability arising from a tax audit that affects our tax liability and results in a corresponding adjustment to the tax liability of Mr. Cohen and Mr. Steers. We will increase, or gross up, our indemnification payments to Mr. Cohen and Mr. Steers to the extent necessary to take into account the increase in current tax liability incurred by Mr. Cohen and Mr. Steers on account of the indemnification payments. The amount of any payment cannot exceed the amount of benefit received by us or Mr. Cohen and Mr. Steers attributable to the adjustment in tax liability.

Registration Rights Agreement

Mr. Cohen and Mr. Steers have entered into a registration rights agreement with us, pursuant to which we have granted to them, their affiliates and certain of their transferees the right, as described below, to require us to register under the Securities Act shares of common stock (and other securities convertible into or exchangeable or exercisable for shares of common stock) held by them. Such registration rights are generally available to the rights holders until registration under the Securities Act is no longer required to enable them to resell the registrable securities owned by them. The registration rights agreement provides, among other things, that we will pay all expenses in connection with the first ten demand registrations requested by the rights holders and in connection with any registration commenced by us in which the rights holders participate through "piggyback" registration rights granted under such agreement. We have the right to postpone any demand registration if to register would require an audit of us other than our regular audit, if another registration statement which was not effected on Form S-3 has been declared effective under the Securities Act within 180 days or, for a period of 90 days, if we determine that it is in our best interests to do so. The rights of the rights holders to exercise their "piggyback" registration rights are subject to our right to reduce on a pro rata basis among all requesting holders the number of requested shares of common stock to be registered if in the opinion of the managing underwriter the total number of shares to be so registered exceeds that number which may be sold without having an adverse effect on the price, timing or distribution of the offering of the shares.

ITEM 2:

APPROVAL OF AMENDED AND RESTATED STOCK INCENTIVE PLAN

We are asking our shareholders to approve the Amended and Restated Cohen & Steers, Inc. 2004 Stock Incentive Plan (as amended, the Amended and Restated Stock Incentive Plan) which has been amended to increase the number of shares of common stock with respect to which awards may be granted under the plan by 4,500,000 shares, subject to approval by our shareholders at the Annual Meeting. In this proposal, we are also asking our shareholders to re-approve the Amended and Restated Annual Incentive Plan. NYSE rules require that we obtain shareholder approval of the Amended and Restated Stock Incentive Plan in order for it to be effective.

The Amended and Restated Stock Incentive Plan is administered by the Compensation Committee, which is comprised of four independent Directors. The Amended and Restated Stock Incentive Plan permits the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards to our employees, directors or consultants or those of our affiliates. The Compensation Committee has discretion to select the individuals to whom awards will be granted and to determine the type, size and terms of each award and has the authority to administer, construe and interpret the Amended and Restated Stock Incentive Plan. The Amended and Restated Stock Incentive Plan is primarily intended to provide broad-based equity compensation awards across all levels of the company. All of our employees (215 as of March 18, 2008) are eligible to participate in the Amended and Restated Stock Incentive Plan.

Prior to our initial public offering, our shareholders approved the Amended and Restated Stock Incentive Plan on June 7, 2004. As adopted, a total of 9,500,000 shares of common stock were initially reserved for issuance under the Amended and Restated Stock Incentive Plan. As of March 18, 2008, we had granted awards under the Amended and Restated Stock Incentive Plan with respect to 8,033,943 shares of common stock, leaving only 1,466,057 shares available for future awards under the Amended and Restated Stock Incentive Plan, subject to increases due to awards being forfeited or terminated, which are again available for grant under the Amended and Restated Stock Incentive Plan.

A key element of the Firm's compensation philosophy is to deliver a portion of our employees' total compensation in the form of stock-based awards. Through our mandatory and optional deferral programs, as well as other equity grants, restricted stock units comprise a significant portion of the total compensation package for our employees. We believe that stock-based awards foster an employee-ownership culture that aligns the interests of our employees directly with those of our shareholders and encourages employees to be prudent risk managers and to work together to ensure our continued financial success over time. Stock-based compensation also helps to retain high-performing employees through retention features such as significant vesting provisions and forfeiture provisions. In the event that a stock-based award is forfeited by an employee, the value of the award remains with the company. These restrictions also enhance shareholder alignment by having employees share in the upside and downside risk over any cyclical market periods that occur within the financial services industry. The Board of Directors unanimously recommends that the shareholders approve the Amended and Restated Stock Incentive Plan in order to permit us to continue to compensate employees, directors and consultants in part with stock-based awards rather than cash.

This proposal is also being submitted to our shareholders in order to ensure the Amended and Restated Stock Incentive Plan's continued compliance with Section 162(m) of the Internal Revenue Code. Section 162(m) of the Internal Revenue Code denies a tax deduction for certain compensation in excess of $1,000,000 per year paid by a company to Covered Employees. Certain compensation, including compensation based on the attainment of performance goals, is excluded from this deduction limit if certain requirements are met. Among these requirements is that the material terms pursuant to which the compensation is to be paid are disclosed and approved by shareholders prior to payment.

For the reasons stated above, the Board of Directors unanimously recommends a vote "FOR" approval of the Amended and Restated Stock Incentive Plan.

Description of the Amended and Restated Stock Incentive Plan

The following description of the Amended and Restated Stock Incentive Plan is not complete and is qualified by reference to the full text of the Amended and Restated Stock Incentive Plan, which is attached hereto as Appendix A.

The Amended and Restated Stock Incentive Plan permits the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards to our employees, directors or consultants or those of our affiliates. As amended, a maximum of 14,000,000 shares of common stock may be subject to awards under the Amended and Restated Stock Incentive Plan. The maximum number of shares of common stock for which options and stock appreciation rights may be granted during a calendar year to any participant is 1,000,000. The number of shares of common stock issued or reserved pursuant to the Amended and Restated Stock Incentive Plan, or pursuant to outstanding awards, is subject to adjustment on account of mergers, consolidations, reorganizations, stock splits, stock dividends and other dilutive changes in the shares of common stock. Shares of common stock covered by awards that expire, terminate or lapse will again be available for grant under the Amended and Restated Stock Incentive Plan.

Administration. The Amended and Restated Stock Incentive Plan is administered by the Compensation Committee, which may delegate its duties and powers in whole or in part as it determines. However, our Board of Directors may take any action designated to the Compensation Committee under the Amended and Restated Stock Incentive Plan as it may deem necessary. The Compensation Committee has the sole discretion to determine the employees, directors and consultants to whom awards may be granted under the Amended and Restated Stock Incentive Plan and the manner in which such awards will vest. Options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards will be granted by the Compensation Committee to employees, directors and consultants in such numbers and at such times during the term of the Amended and Restated Stock Incentive Plan as the Compensation Committee shall determine. The Compensation Committee is authorized to interpret the Amended and Restated Stock Incentive Plan, to establish, amend and rescind any rules and regulations relating to the Amended and Restated Stock Incentive Plan, and to make any other determinations that it deems necessary or desirable for the administration of the Amended and Restated Stock Incentive Plan. The Compensation Committee may correct any defect, supply any omission or reconcile any inconsistency in the Amended and Restated Stock Incentive Plan in the manner and to the extent the Compensation Committee deems necessary or desirable.

Restricted Stock Units and Other Stock-Based Awards. The Compensation Committee may grant awards of restricted stock units, shares of common stock, restricted stock and awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares. The restricted stock units and other stock-based awards will be subject to the terms and conditions established by the Compensation Committee.

Options. The Compensation Committee shall determine the exercise price for each option; provided, however, that an option must have an exercise price that is at least equal to the fair market value of a share of common stock on the date the option is granted. An option holder may exercise an option by written notice and payment of the exercise price (1) in cash, (2) to the extent permitted by the Compensation Committee, by the surrender of a number of shares of common stock already owned by the option holder for at least six months, or other period consistent with applicable accounting rules, with a fair market value equal to the exercise price, (3) in a combination of cash and shares of common stock (as qualified by clause (2)), or (4) through the delivery of irrevocable instructions to a broker to sell shares obtained upon the exercise of the option and deliver to us an amount equal to the exercise price for the shares of common stock being purchased. Option holders who are subject to the withholding of federal and state income tax as a result of exercising an option may satisfy the income tax withholding obligation through the withholding of a portion of the shares of common stock to be received upon exercise of the option.

Stock Appreciation Rights. The Compensation Committee may grant stock appreciation rights independent of or in connection with an option. The exercise price per share of a stock appreciation right shall be an amount determined by the Compensation Committee. Generally, each stock appreciation right shall entitle a participant upon exercise to an amount equal to the product of (1) the excess of (A) the fair market value on the exercise date of one share of common stock over (B) the exercise price per share, times (2) the number of shares of common stock covered by the stock appreciation right. Payment shall be made in shares of common stock or in cash, or partly in shares of common stock and partly in cash, all as shall be determined by the Compensation Committee.

Performance-Based Awards. During any period when Section 162(m) of the Internal Revenue Code is applicable to us and the Amended and Restated Stock Incentive Plan, certain other stock-based awards may be granted in a manner designed to make them deductible by us under Section 162(m) of the Internal Revenue Code ("Performance-Based Awards"). Such Performance-Based Awards will be determined based on the attainment of written objective performance goals approved by the Compensation Committee for a performance period of between one and five years. The Compensation Committee will establish the performance goals applicable to a performance period (1) while the outcome for that performance period is substantially uncertain and (2) no more than 90 days after the commencement of the performance period to which the performance goals relate or, if less, the number of days which is equal to 25% of the relevant performance period. The performance goals will be based upon one or more of the following criteria: (1) consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization); (2) net income; (3) operating income; (4) earnings per share; (5) book value per share; (6) return on shareholders' equity; (7) expense management; (8) return on investment; (9) improvements in capital structure; (10) profitability of an identifiable business unit or product; (11) maintenance or improvement of profit margins; (12) stock price; (13) market share; (14) revenue or sales; (15) costs; (16) cash flow; (17) working capital; (18) return on assets; (19) assets under management; and (20) total return. The maximum amount of a Performance-Based Award payable to any one participant under the Amended and Restated Stock Incentive Plan for a performance period is 1,000,000 shares of common stock or, in the event the Performance-Based Award is paid in cash, the equivalent cash value thereof on the last day of the performance period to which such Performance-Based Award relates.

Transferability. Unless otherwise determined by the Compensation Committee, awards granted under the Amended and Restated Stock Incentive Plan are not transferable other than by will or by the laws of descent and distribution.

Change in Control. In the event of a change in control (as defined in the Amended and Restated Stock Incentive Plan), (1) if determined by the Compensation Committee, any outstanding awards then held by participants which are unexercisable or otherwise unvested or subject to lapse restrictions shall automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to the change in control and (2) the Compensation Committee may (A) cancel the awards for fair value as determined by the Compensation Committee, (B) provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted under the Amended and Restated Stock Incentive Plan, as determined by the Compensation Committee, or (C) provide that for a period of at least 15 days prior to the change in control, the options will be exercisable as to all shares subject to such options and that the options will terminate upon the occurrence of the change in control. If a participant's employment with us and our affiliates is terminated by the participant for "good reason" or by us without "cause" within the two-year period following a change in control, any outstanding awards then held by the participant which are unexercisable or otherwise unvested or subject to lapse restrictions shall automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of the date of such termination of employment.

Amendment and Termination. Our Board of Directors may amend, alter or discontinue the Amended and Restated Stock Incentive Plan in any respect at any time, but no amendment, alteration or discontinuance may diminish any of the rights of a participant under any awards previously granted, without his or her consent. Unless earlier terminated, the Amended and Restated Stock Incentive Plan will expire on June 7, 2014.

New Plan Benefits under the Amended and Restated Annual Incentive Plan. Because future awards under the Amended and Restated Stock Incentive Plan will be granted at the discretion of the Compensation Committee, the type, number, recipients, and other terms of such awards cannot be determined at this time.

Equity Compensation Plan Information

The following table summarizes information, as of December 31, 2007, relating to our equity compensation plans pursuant to which grants of restricted stock units or other rights to acquire shares of our common stock may be granted from time to time.

Plan Category	Number of securities issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Approved			
Amended and Restated Cohen & Steers, Inc. 2004 Stock Incentive Plan	6,990,182	(1)	2,509,818
Cohen & Steers, Inc. 2004 Employee Stock Purchase Plan	172,689	(2)	327,311
Total Approved by Shareholders	7,162,871	(1)(2)	2,837,129
Not Approved			
None	—	—	—

(1) All of the awards granted under our Amended and Restated Stock Incentive Plan are restricted stock units, which by their nature do not have an exercise price.

(2) 85% of the fair market value of our common stock on last business day of each three-month offering period.

ITEM 3:

APPROVAL OF THE AMENDED AND RESTATED ANNUAL INCENTIVE PLAN

We are asking our shareholders to approve the Amended and Restated Cohen & Steers, Inc. 2004 Annual Incentive Plan (as amended, the Amended and Restated Annual Incentive Plan), which has been amended to increase the maximum bonus payment a participant may receive for a performance period under the Amended and Restated Annual Incentive Plan from $5,000,000 to $10,000,000. In this proposal, we are also asking our shareholders to re-approve the Amended and Restated Annual Incentive Plan.

The Board of Directors believes that the amendment increasing the maximum annual payment is necessary to provide flexibility to the Compensation Committee in structuring our annual compensation program in the future and for the company to continue to offer competitive compensation to its key executives.

This proposal is also being submitted to our shareholders in order to ensure the Amended and Restated Annual Incentive Plan's continued compliance with Section 162(m) of the Internal Revenue Code. Section 162(m) of the Internal Revenue Code denies a tax deduction for certain compensation in excess of $1,000,000 per year paid by a company to Covered Employees. Certain compensation, including compensation based on the attainment of performance goals, is excluded from this deduction limit if certain requirements are met. Among these requirements is that the material terms pursuant to which the compensation is to be paid are disclosed and approved by shareholders prior to payment.

For the reasons stated above, the Board of Directors unanimously recommends a vote "FOR" approval of the Amended and Restated Annual Incentive Plan.

Description of the Amended and Restated Annual Incentive Plan

The following description of the Amended and Restated Annual Incentive Plan is not complete and is qualified by reference to the full text of the Amended and Restated Annual Incentive Plan, which is attached hereto as Appendix B.

Purpose. The Amended and Restated Annual Incentive Plan is a bonus plan designed to provide certain of our employees with incentive compensation based upon the achievement of pre-established performance goals. The Amended and Restated Annual Incentive Plan is designed to comply with the performance-based compensation exemption from Section 162(m) of the Internal Revenue Code during any period during which Section 162(m) of the Internal Revenue Code is applicable. The purpose of the Amended and Restated Annual Incentive Plan is to attract, retain, motivate and reward participants by providing them with the opportunity to earn competitive compensation directly linked to our performance.

Administration. The Amended and Restated Annual Incentive Plan is administered by the Compensation Committee. However, our Board of Directors may take any action designated to the Compensation Committee under the Amended and Restated Annual Incentive Plan as it may deem necessary. The Compensation Committee may delegate its authority under the Amended and Restated Annual Incentive Plan except in cases where such delegation would disqualify compensation paid under the Amended and Restated Annual Incentive Plan intended to be exempt under Section 162(m) of the Internal Revenue Code.

Eligibility; Awards. Awards may be granted to our officers and key employees in the sole discretion of the Compensation Committee. The Amended and Restated Annual Incentive Plan provides for the payment of incentive bonuses, in the form of cash, restricted stock, restricted stock units, stock appreciation rights, stock options (of equivalent value) and/or some combination of the foregoing. Any equity-based awards will be made pursuant to the Amended and Restated Stock Incentive Plan.

Performance Goals. The Compensation Committee establishes the performance periods over which performance objectives will be measured. A performance period may be for a fiscal year or a multi-year cycle, as determined by the Compensation Committee. Within 90 days after each performance period begins (or such other date as may be required by Section 162(m) of the Internal Revenue Code), the Compensation Committee will establish (1) the performance objective or objectives that must be satisfied for a participant to receive a bonus for such performance period, and (2) the target incentive bonus for each participant. Notwithstanding the foregoing, with respect to the performance period during which the effective date of the Amended and Restated Annual Incentive Plan occurs, the Compensation Committee shall establish such performance objectives and target incentive bonuses within 60 days after the effective date. Performance objectives will be based upon one or more of the following criteria, as determined by the Compensation Committee: (1) consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization); (2) net income; (3) operating income; (4) earnings per share; (5) book value per share; (6) return on shareholders' equity; (7) expense management; (8) return on investment; (9) improvements in capital structure; (10) profitability of an identifiable business unit or product; (11) maintenance or improvement of profit margins; (12) stock price; (13) market share; (14) revenue or sales; (15) costs; (16) cash flow; (17) working capital; (18) return on assets; (19) assets under management; and (20) total return. The foregoing criteria may relate to us, one or more of our subsidiaries or one or more of our divisions or units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the Compensation Committee shall determine. The performance measures and objectives established by the Compensation Committee may be different for different fiscal years and different objectives may be applicable to different officers and employees.

As soon as practicable following the applicable performance period, the Compensation Committee will determine (1) whether and to what extent any of the performance objectives established for such performance period have been satisfied, and (2) for each participant employed as of the last day of the performance period for which the bonus is payable, the actual annual incentive performance bonus to which such participant shall be entitled, taking into consideration the extent to which the performance objectives have been met and such other factors as the Compensation Committee may deem appropriate.

Annual Limitation on Bonus Payments to Any Individual. No participant may receive a bonus under the Amended and Restated Annual Incentive Plan, with respect to any fiscal year, in excess of $5,000,000. The proposed amendment would change this limit to $10,000,000. The Compensation Committee has absolute discretion to reduce or eliminate the amount otherwise payable to any participant under the Amended and Restated Annual Incentive Plan and to establish rules or procedures that have the effect of limiting the amount payable to each participant to an amount that is less than the maximum amount otherwise authorized as that participant's target incentive bonus.

Change in Control. If there is a change in control (as defined in the Amended and Restated Annual Incentive Plan), our Board of Directors, as constituted immediately prior to the change in control, shall determine in its discretion whether the performance criteria have been met or will be deemed to have been met for the year in which the change in control occurs.

Termination of Employment. If a participant dies or becomes disabled prior to the last day of a performance period, the participant may receive an annual bonus equal to the bonus otherwise payable to the participant based upon actual company performance for the applicable performance period or, if determined by the Compensation Committee, based upon achieving targeted performance objectives, pro-rated for the days of employment during the performance period.

Payment of Awards. Payment of any bonus amount is made to participants as soon as practicable after the Compensation Committee certifies that one or more of the applicable objectives has been attained, or, where the Compensation Committee will reduce, eliminate or limit the bonus, as described above, the Compensation Committee determines the amount of any such reduction.

Amendment and Termination of Plan. Our Board of Directors or the Compensation Committee may at any time amend, suspend, discontinue or terminate the Amended and Restated Annual Incentive Plan, subject to shareholder approval if such approval is necessary to maintain the Amended and Restated Annual Incentive Plan in compliance with Section 162(m) of the Internal Revenue Code or any other applicable law or regulation. Unless earlier terminated, the Amended and Restated Annual Incentive Plan will expire on June 7, 2014.

New Plan Benefits Under the Amended and Restated Annual Incentive Plan. Because future awards under the Amended and Restated Annual Incentive Plan will be granted at the discretion of the Compensation Committee, the type, number, recipients, and other terms of such awards cannot be determined at this time.

ITEM 4:

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

At its meeting on February 27, 2008, the Board of Directors, upon the recommendation of its Audit Committee, appointed Deloitte & Touche LLP to serve as our independent registered public accounting firm for the current fiscal year ending December 31, 2008. Representatives of the firm of Deloitte & Touche LLP are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Recommendation of the Board

The Board of Directors recommends a vote "FOR" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the current fiscal year ending December 31, 2008.

Fees Incurred by Cohen & Steers for Deloitte & Touche LLP

Aggregate fees billed to us for the fiscal years ended December 31, 2007 and 2006 by our independent registered public accounting firm, Deloitte & Touche LLP and its affiliates, are set forth below.

	2007	2006
Audit Fees(a)	$746,450	$685,000
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees(b)	3,000	20,408
Total	$749,450	$705,408

(a) Fees for audit services billed in 2007 and 2006 consisted primarily of:

- Audit of our annual consolidated financial statements.
- Audit of our internal controls under Section 404 of the Sarbanes-Oxley Act of 2002.
- Reviews of our quarterly consolidated financial statements.
- Audits of our regulated subsidiaries.
- Consultation on accounting and financial reporting standards arising during the course of the audit or review.
- Review of annual and interim report materials.
- Review and required procedures related to SEC filings.
- Attendance at Audit Committee meetings at which matters relating to the audit or review were discussed.

(b) All other fees in 2007 consisted of the procurement of an on-line accounting research tool offered by Deloitte & Touche to its clients and in 2006 consisted of the partial payment of the audit fee related to Cohen & Steers Europe S.A. and the procurement of an on-line accounting research tool offered by Deloitte & Touche to its clients.

Audit Committee Pre-Approval Policy

In accordance with the Cohen & Steers Audit Committee Pre-Approval Policy (the "Pre-Approval Policy"), all audit and non-audit services during fiscal 2006 and 2007 performed for us by our independent registered public accounting firm were pre-approved by the Audit Committee, which concluded that the provision of such services by Deloitte & Touche was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

The responsibility for pre-approval of audit and permitted non-audit services includes pre-approval of the fees for such services (even though the pre-approval of fees is not required by the SEC rules) and the other terms of the engagement.

Periodically, and no later than at its first meeting of each fiscal year, the Audit Committee reviews and pre-approves all audit, audit-related, tax and all other services that we expect to be performed by our independent registered public accounting firm for us. The term of the pre-approval is 12 months from the date of pre-approval, unless the Audit Committee specifically provides for a different period.

In the intervals between the scheduled meetings of the Audit Committee, the Audit Committee delegates pre-approval authority under the Pre-Approval Policy to the Chairman of the Audit Committee. The Chairman must report any pre-approval decisions under the Policy to the Audit Committee at its next scheduled meeting.

REQUIREMENTS, INCLUDING DEADLINES, FOR SUBMISSION OF PROXY PROPOSALS, NOMINATION OF DIRECTORS AND OTHER BUSINESS OF SHAREHOLDERS

In accordance with the rules of the SEC, to be considered for inclusion in our Proxy Statement and form of proxy for our 2009 Annual Meeting of Shareholders, a shareholder proposal must be received by us at our principal executive offices at 280 Park Avenue, New York, New York 10017 by December 4, 2008, pursuant to the requirements of Rule 14a-8 under the Exchange Act. The proposal should be sent to the attention of our Corporate Secretary.

In addition, our Bylaws set forth procedures to be followed by shareholders who wish to bring business before an annual meeting of shareholders or nominate candidates for election to the Board of Directors at an annual meeting of shareholders. Such procedures require that the shareholder give timely written notice to our Corporate Secretary. To be timely, such notice must be delivered to the principal executive offices of Cohen & Steers not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting, provided, that in the event that the date of the annual meeting is more than 20 days before or more than 70 days after such anniversary date, notice by the shareholder must be delivered not earlier than the 120th day prior to and not later than the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

OTHER MATTERS

The Board of Directors knows of no other business to be presented at the meeting. If, however, any other business should properly come before the meeting, or any adjournment thereof, it is intended that the proxy will be voted with respect thereto in accordance with the best judgment of the persons named in the proxy.

By Order of the Board of Directors,

Francis C. Poli
Corporate Secretary

Appendix A

AMENDED AND RESTATED COHEN & STEERS, INC. 2004 STOCK INCENTIVE PLAN

1. Purpose of the Plan

The purpose of the Plan is to aid the Company and its Affiliates in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of the Company and its Affiliates by providing incentives through the granting of Awards. The Company expects that it will benefit from the added interest which such key employees, directors or consultants will have in the welfare of the Company as a result of their proprietary interest in the Company's success.

2. Definitions

The following capitalized terms used in the Plan have the respective meanings set forth in this Section:

(a) Act: The Securities Exchange Act of 1934, as amended, or any successor thereto.

(b) Affiliate: With respect to the Company, any entity directly or indirectly controlling, controlled by, or under common control with, the Company or any other entity designated by the Board in which the Company or an Affiliate has an interest.

(c) Award: An Option, Stock Appreciation Right or Other Stock-Based Award granted pursuant to the Plan.

(d) Beneficial Owner: A "beneficial owner", as such term is defined in Rule 13d-3 under the Act (or any successor rule thereto).

(e) Board: The Board of Directors of the Company.

(f) Cause: "Cause" as defined in an applicable Award agreement, or if not defined therein, "Cause" as defined in an employment agreement between the applicable Participant and the Company or its Affiliates or, if not defined therein or if there is no such agreement, "Cause" shall mean (i) the Participant's continued failure substantially to perform the Participant's duties to the Company and its Affiliates (other than as a result of total or partial incapacity due to physical or mental illness) for a period of 10 days following written notice by the Company to the Participant of such failure, (ii) the Participant's engagement in conduct inimical to the interests of the Company or an Affiliate, including without limitation, fraud, embezzlement, theft or dishonesty in the course of the Participant's Employment or engagement, (iii) the Participant's commission of, or plea of guilty or nolo contendere to, (A) a felony or (B) a crime other than a felony, which involves a breach of trust or fiduciary duty owed to the Company or an Affiliate, (iv) the Participant's disclosure of trade secrets or confidential information of the Company or an Affiliate, or (v) the Participant's breach of any agreement with the Company or an Affiliate in respect of confidentiality, nondisclosure, non-competition or otherwise.

(g) Change in Control: The occurrence of any of the following events:

(i) the complete liquidation of the Company or the sale or disposition, in one or a series of related transactions, of all or substantially all, of the assets of the Company to any "person" or "group" (as such terms are defined in Sections 13(d)(3) or 14(d)(2) of the Act), other than the Permitted Holders;

(ii) any person or group, other than the Permitted Holders, is or becomes the Beneficial Owner (except that a person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of securities of the Company (or any entity which controls the Company) representing both (x) 20% or more of the combined voting power of the then outstanding securities of the Company (or any entity which controls the Company) and (y) more of the combined voting power of the then outstanding securities of the Company (or any entity which controls the Company) than the Cohen/Steers Holders in the aggregate;

(iii) during any period of twenty-four consecutive months (not including any period prior to the date that the Company completes a registered initial public offering), individuals who at the beginning of such period constituted the Board (together with any new directors (other than a director nominated by any Person (other than the Board) who publicly announces an intention to take or to consider taking actions, including but not limited to, an actual or threatened proxy contest, which if consummated would constitute a Change in Control under clauses (i), (ii) or (iv) of this Section 2(g)) nominated by any Cohen/Steers Holder and/or whose election by such Board or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company, then still in office, who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board, then in office; or

(iv) the consummation of any transaction or series of transactions resulting in a merger, consolidation or amalgamation, in which the Company is involved, other than a merger, consolidation or amalgamation which would result in the shareholders of the Company immediately prior thereto continuing to own (either by remaining outstanding or by being converted into voting securities of the surviving entity), in the same proportion as immediately prior to the transaction(s), more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger, consolidation or amalgamation.

(h) Code: The Internal Revenue Code of 1986, as amended, or any successor thereto.

(i) Cohen/Steers Holder: Each member of the Cohen Group, each member of the Steers Group and each Cohen/Steers Entity.

(j) Committee: The Compensation Committee of the Board.

(k) Company: Cohen & Steers, Inc., a Delaware corporation.

(l) Disability: Inability of a Participant to perform in all material respects his duties and responsibilities to the Company, or any Affiliate of the Company, by reason of a physical or mental disability or infirmity which inability is reasonably expected to be permanent and has continued (i) for a period of six consecutive months or (ii) such shorter period as the Committee may reasonably determine in good faith. The Disability determination shall be in the sole discretion of the Committee and a Participant (or his representative) shall furnish the Committee with medical evidence documenting the Participant's disability or infirmity which is satisfactory to the Committee.

(m) Effective Date: The date the Board approves the Plan, or such later date as is designated by the Board.

(n) Employment: The term "Employment" as used herein shall be deemed to refer to (i) a Participant's employment if the Participant is an employee of the Company or any of its Affiliates, (ii) a Participant's services as a consultant, if the Participant is a consultant to the Company or any of its Affiliates and (iii) a Participant's services as a non-employee director, if the Participant is a non-employee member of the Board.

(o) Fair Market Value: On a given date, (i) if there should be a public market for the Shares on such date, the arithmetic mean of the high and low prices of the Shares as reported on such date on the composite tape of the principal national securities exchange on which such Shares are listed or admitted to trading, or, if the Shares are not listed or admitted on any national securities exchange, the arithmetic mean of the per Share closing bid price and per Share closing asked price on such date as quoted on the National Association of Securities Dealers Automated Quotation System (or such market in which such prices are regularly quoted) (the "NASDAQ"), or, if no sale of Shares shall have been reported on the composite tape of any national securities exchange or quoted on the NASDAQ on such date, then the immediately preceding date on which sales of the Shares have been so reported or quoted shall be used; provided that, in the event of an initial public offering of the Shares of the Company, the Fair Market Value on the date of such initial public offering shall be the price at which the initial public offering was made; and (ii) if there should not be a public market for the Shares on such date, the Fair Market Value shall be the value established by the Committee in good faith.

(p) Good Reason: "Good Reason" as defined in an applicable Award agreement, or if not defined therein, "Good Reason" as defined in defined in an employment agreement between the applicable Participant and the Company or its Affiliates or, if not defined therein or if there is no such agreement, "Good Reason" shall mean (i) the failure of the Company to pay or cause to be paid the Participant's base salary or annual bonus, if any, when due or (ii) any substantial and sustained diminution in the Participant's authority or responsibilities; provided that either of the events described in clauses (i) and (ii) of this Section 2(o) shall constitute Good Reason only if the Company fails to cure such event within 30 days after receipt from the Participant of written notice of the event which constitutes Good Reason; provided, further, that "Good Reason" shall cease to exist for an event on the 60th day following the later of its occurrence or the Participant's knowledge thereof, unless the Participant has given the Company written notice thereof prior to such date.

(q) ISO: An Option that is also an incentive stock option granted pursuant to Section 6(d) of the Plan.

(r) LSAR: A limited stock appreciation right granted pursuant to Section 7(d) of the Plan.

(s) Other Stock-Based Awards: Awards granted pursuant to Section 8 of the Plan.

(t) Option: A stock option granted pursuant to Section 6 of the Plan.

(u) Option Price: The purchase price per Share of an Option, as determined pursuant to Section 6(a) of the Plan.

(v) Participant: An employee, director or consultant of the Company or any of its Affiliates who is selected by the Committee to participate in the Plan.

(w) Permitted Holder: As of the date of determination, any and all of (i) an employee benefit plan (or trust forming a part thereof) maintained by (A) the Company or (B) any corporation or other Person of which a majority of its voting power of its voting equity securities or equity interest is owned, directly or indirectly, by the Company, (ii) any entity owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of shares of the Company, (iii) any of Martin Cohen, his spouse, his siblings and their spouses, and descendants of any of them (whether natural or adopted) (collectively, the "Cohen Group"), (iv) any of Robert Steers, his spouse, his siblings and their spouses, and descendants of any of them (whether natural or adopted) (collectively, the "Steers Group"), and (v) any trust established and maintained primarily for the benefit of any member of the Cohen Group and/or Steers Group or any entity controlled by any member of the Cohen Group and/or Steers Group (a "Cohen/Steers Entity").

(x) Performance-Based Awards: Certain Other Stock-Based Awards granted pursuant to Section 8(b) of the Plan.

(y) Person: A "person", as such term is used for purposes of Section 13(d) or 14(d) of the Act (or any successor section thereto).

(z) Plan: The Amended and Restated Cohen & Steers, Inc. 2004 Stock Incentive Plan.

(aa) Shares: Shares of common stock, par value $.01 per Share, of the Company.

(bb) Stock Appreciation Right: A stock appreciation right granted pursuant to Section 7 of the Plan.

(cc) Subsidiary: A subsidiary corporation, as defined in Section 424(f) of the Code (or any successor section thereto).

3. Shares Subject to the Plan

The total number of Shares which may be issued under the Plan is 14,000,000. The maximum number of Shares for which Options and Stock Appreciation Rights may be granted during a calendar year to any Participant shall be 1,000,000. The Shares may consist, in whole or in part, of unissued Shares or treasury Shares. The issuance of Shares or the payment of cash upon the exercise of an Award or in consideration of the cancellation or termination of an Award shall reduce the total number of Shares available under the Plan, as applicable. Shares which are subject to Awards which terminate or lapse without the payment of consideration may be granted again under the Plan.

4. Administration

The Plan shall be administered by the Committee, which may delegate its duties and powers in whole or in part to any subcommittee thereof consisting solely of at least two individuals who are intended to qualify as

"Non-Employee Directors" within the meaning of Rule 16b-3 under the Act (or any successor rule thereto) and "outside directors" within the meaning of Section 162(m) of the Code (or any successor section thereto), to the extent Rule 16b-3 under the Act and Section 162(m) of the Code, respectively, are applicable to the Company and the Plan; provided, however, that the Board may, in its sole discretion, take any action designated to the Committee under this Plan as it may deem necessary. The Board may delegate to any committee of the Board, which committee may include one or more members of the Board who are also officers (including any Co-Chief Executive Officer) of the Company (a "Subcommittee"), the authority to grant Awards under the Plan to Participants who are neither directors of the Company nor "officers" of the Company within the meaning of Section 16 of the Securities Exchange Act of 1934. Subject to the immediately preceding sentence, for purposes of this Plan, wherever the term "Committee" is used, it shall be deemed to also refer to the Subcommittee as appropriate. The Committee may grant Awards under this Plan only to Participants; provided that Awards may also, in the discretion of the Committee, be made under the Plan in assumption of, or in substitution for, outstanding awards previously granted by the Company or its Affiliates or a company acquired by the Company or with which the Company combines. The number of Shares underlying such substitute awards shall be counted against the aggregate number of Shares available for Awards under the Plan. The Committee is authorized to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make any other determinations that it deems necessary or desirable for the administration of the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems necessary or desirable. Any decision of the Committee in the interpretation and administration of the Plan, as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned (including, but not limited to, Participants and their beneficiaries or successors). The Committee shall have the full power and authority to establish the terms and conditions of any Award consistent with the provisions of the Plan and to waive any such terms and conditions at any time (including, without limitation, accelerating or waiving any vesting conditions). The Committee shall require payment of any amount it may determine to be necessary to withhold for federal, state, local or other taxes as a result of the exercise, grant or vesting of an Award. Unless the Committee specifies otherwise, the Participant may elect to pay a portion or all of such withholding taxes by (a) delivery in Shares or (b) having Shares withheld by the Company from any Shares that would have otherwise been received by the Participant.

5. Limitations

No Award may be granted under the Plan after the tenth anniversary of the Effective Date, but Awards theretofore granted may extend beyond that date.

6. Terms and Conditions of Options

Options granted under the Plan shall be, as determined by the Committee, nonqualified stock options or ISOs for federal income tax purposes, as evidenced by the related Award agreements, and shall be subject to the foregoing and the following terms and conditions and to such other terms and conditions, not inconsistent therewith, as the Committee shall determine:

(a) Option Price. The Option Price per Share shall be determined by the Committee, but shall not be less than 100% of the Fair Market Value of the Shares on the date an Option is granted.

(b) Exercisability. Options granted under the Plan shall be exercisable at such time and upon such terms and conditions as may be determined by the Committee, but in no event shall an Option be exercisable more than ten years after the date it is granted.

(c) Exercise of Options. Except as otherwise provided in the Plan or in an Award agreement, an Option may be exercised for all, or from time to time any part, of the Shares for which it is then exercisable. For purposes of Section 6 of the Plan, the exercise date of an Option shall be the later of the date a notice of exercise is received by the Company and, if applicable, the date payment is received by the Company pursuant to clause (i), (ii), (iii) or (iv) in the following sentence. The purchase price for the Shares as to which an Option is exercised shall be paid to the Company in full at the time of exercise at the election of the Participant: (i) in cash or its equivalent (e.g., by check); (ii) to the extent permitted by the Committee, in Shares having a Fair Market Value equal to the aggregate Option Price for the Shares being purchased and satisfying such other requirements as may be imposed by the Committee;

provided, that such Shares have been held by the Participant for no less than six months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment applying generally accepted accounting principles); (iii) partly in cash and, to the extent permitted by the Committee, partly in such Shares; or (iv) if there is a public market for the Shares at such time, through the delivery of irrevocable instructions to a broker to sell Shares obtained upon the exercise of the Option and to deliver promptly to the Company an amount out of the proceeds of such sale equal to the aggregate Option Price for the Shares being purchased. No Participant shall have any rights to dividends or other rights of a shareholder with respect to Shares subject to an Option until the Participant has given written notice of exercise of the Option, paid in full for such Shares and, if applicable, has satisfied any other conditions imposed by the Committee pursuant to the Plan.

(d) ISOs. The Committee may grant Options under the Plan that are intended to be ISOs. Such ISOs shall comply with the requirements of Section 422 of the Code (or any successor section thereto). No ISO shall have a per Share Option Price of less than the Fair Market Value of a Share on the date granted or have a term in excess of ten years; provided, however, that no ISO may be granted to any Participant who at the time of such grant, owns more than 10% of the total combined voting power of all classes of stock of the Company or of any Subsidiary, unless (i) the Option Price for such ISO is at least 110% of the Fair Market Value of a Share on the date the ISO is granted and (ii) the date on which such ISO terminates is a date not later than the day preceding the fifth anniversary of the date on which the ISO is granted. Any Participant who disposes of Shares acquired upon the exercise of an ISO either (I) within two years after the date of grant of such ISO or (II) within one year after the transfer of such Shares to the Participant, shall notify the Company of such disposition and of the amount realized upon such disposition. All Options granted under the Plan are intended to be nonqualified stock options, unless the applicable Award agreement expressly states that the Option is intended to be an ISO. If an Option is intended to be an ISO, and if for any reason such Option (or portion thereof) shall not qualify as an ISO, then, to the extent of such nonqualification, such Option (or portion thereof) shall be regarded as a nonqualified stock option granted under the Plan; provided that such Option (or portion thereof) otherwise complies with the Plan's requirements relating to nonqualified stock options. In no event shall any member of the Committee, the Company or any of its Affiliates (or their respective employees, officers or directors) have any liability to any Participant (or any other Person) due to the failure of an Option to qualify for any reason as an ISO.

(e) Attestation. Wherever in this Plan or any agreement evidencing an Award a Participant is permitted to pay the Option Price of an Option or taxes relating to the exercise of an Option by delivering Shares, the Participant may, subject to procedures satisfactory to the Committee, satisfy such delivery requirement by presenting proof of beneficial ownership of such Shares, in which case the Company shall treat the Option as exercised without further payment and shall withhold such number of Shares from the Shares acquired by the exercise of the Option.

7. Terms and Conditions of Stock Appreciation Rights

(a) Grants. The Committee also may grant (i) a Stock Appreciation Right independent of an Option or (ii) a Stock Appreciation Right in connection with an Option, or a portion thereof. A Stock Appreciation Right granted pursuant to clause (ii) of the preceding sentence (A) may be granted at the time the related Option is granted or at any time prior to the exercise or cancellation of the related Option, (B) shall cover the same number of Shares covered by an Option (or such lesser number of Shares as the Committee may determine) and (C) shall be subject to the same terms and conditions as such Option except for such additional limitations as are contemplated by this Section 7 (or such additional limitations as may be included in an Award agreement).

(b) Terms. The exercise price per Share of a Stock Appreciation Right shall be an amount determined by the Committee, but in no event shall such amount be less than the greater of (i) the Fair Market Value of a Share on the date the Stock Appreciation Right is granted or, in the case of a Stock Appreciation Right granted in conjunction with an Option, or a portion thereof, the Option Price of the related Option and (ii) the minimum amount permitted by applicable laws, rules, by-laws or policies of regulatory authorities or stock exchanges. Each Stock Appreciation Right granted independent of an Option shall entitle a Participant upon exercise to an amount equal to (I) the excess of (A) the Fair Market Value on the exercise date of one Share over (B) the exercise price per Share, times (II) the number of Shares covered by the Stock Appreciation Right. Each Stock Appreciation Right granted in conjunction with an Option, or a portion thereof, shall entitle a Participant to surrender to the Company the unexercised Option, or any portion thereof, and to receive from the Company in exchange therefor an amount equal to (1) the excess of (y) the Fair Market Value on the exercise date of one Share over (z) the Option Price per Share, times (2) the number of Shares covered by the Option, or portion thereof, which is surrendered. The date a notice of exercise is received by the Company shall be the exercise date. Payment shall be made in Shares or in cash, or partly in Shares and partly in cash (any such Shares valued at such Fair Market Value), all as shall be determined by the Committee. Stock Appreciation Rights may be exercised from time to time upon actual receipt by the Company of written notice of exercise stating the number of Shares with respect to which the Stock Appreciation Right is being exercised. No fractional Shares will be issued in payment for Stock Appreciation Rights, but instead cash will be paid for a fraction or, if the Committee should so determine, the number of Shares will be rounded downward to the next whole Share.

(c) Limitations. The Committee may impose, in its discretion, such conditions upon the exercisability or transferability of Stock Appreciation Rights as it may deem fit.

(d) Limited Stock Appreciation Rights. The Committee may grant LSARs that are exercisable upon the occurrence of specified contingent events. Such LSARs may provide for a different method of determining appreciation, may specify that payment will be made only in cash and may provide that any related Awards are not exercisable while such LSARs are exercisable. Unless the context otherwise requires, whenever the term "Stock Appreciation Right" is used in the Plan, such term shall include LSARs.

8. Other Stock-Based Awards

(a) Generally. The Committee, in its sole discretion, may grant or sell Awards of Shares, Awards of restricted Shares and Awards that are valued in whole or in part by reference to, or are otherwise based on the Fair Market Value of, Shares ("Other Stock-Based Awards"). Such Other Stock-Based Awards shall be in such form, and dependent on such conditions, as the Committee shall determine, including, without limitation, the right to receive, or vest with respect to, one or more Shares (or the equivalent cash value of such Shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. Other Stock-Based Awards may be granted alone or in addition to any other Awards granted under the Plan. Subject to the provisions of the Plan, the Committee shall determine to whom and when Other Stock-Based Awards will be made, the number of Shares to be awarded under (or otherwise related to) such Other Stock-Based Awards; whether such Other Stock-Based Awards shall be settled in cash, Shares or a combination of cash and Shares; and all other terms and conditions of such Awards (including, without limitation, the vesting provisions thereof and provisions ensuring that all Shares so awarded and issued shall be fully paid and non-assessable).

(b) Performance-Based Awards. Notwithstanding anything to the contrary herein, during any period when Section 162(m) of the Code is applicable to the Company and the Plan, certain Other Stock-Based Awards granted under this Section 8 may be granted in a manner which is deductible by the Company under Section 162(m) of the Code (or any successor section thereto) ("Performance-Based Awards"). A Participant's Performance-Based Award shall be determined based on the attainment of written performance goals approved by the Committee for a performance period of between one and five years established by the Committee (I) while the outcome for that performance period is substantially uncertain and (II) no more than 90 days after the commencement of the performance period to which the performance goal relates or, if less, the number of days which is equal to 25% of the relevant performance period. The performance goals, which must be objective, shall be based upon one or more of the following criteria: (i) consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization); (ii) net income; (iii) operating income; (iv) earnings per Share; (v) book value per Share; (vi) return on shareholders' equity; (vii) expense management; (viii) return on investment; (ix) improvements in capital structure; (x) profitability of an identifiable business unit or product; (xi) maintenance or improvement of profit margins; (xii) stock price; (xiii) market share; (xiv) revenues or sales; (xv) costs; (xvi) cash flow; (xvii) working capital; (xviii) return on assets; (xix) assets under management; and (xx) total return. The foregoing criteria may relate to the Company, one or more of its Subsidiaries or one or more of its divisions or units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the Committee shall determine. In addition, to the degree consistent with Section 162(m) of the Code (or any successor section thereto), the performance goals may be calculated without regard to extraordinary items. The maximum amount of a Performance-Based Award payable to any one Participant under the Plan for a performance period is 1,000,000 Shares or, in the event the Performance-Based Award is paid in cash, the equivalent cash value thereof on the last day of the performance period to which such Performance-Based Award relates. The Committee shall determine whether, with respect to a performance period, the applicable performance goals have been met with respect to a given Participant and, if they have, to so certify and ascertain the amount of the applicable Performance-Based Award. No Performance-Based Awards will be paid for such performance period until such certification is made by the Committee. The amount of the Performance-Based Award actually paid to a given Participant may be less than the amount determined by the applicable performance goal formula, at the discretion of the Committee. The amount of the Performance-Based Award determined by the Committee for a performance period shall be paid to the Participant at such time as determined by the Committee in its sole discretion after the end of such performance period; provided, however, that a Participant may, if and to the extent permitted by the Committee and consistent with the provisions of Section 162(m) of the Code, elect to defer payment of a Performance-Based Award.

9. Adjustments Upon Certain Events

Notwithstanding any other provisions in the Plan to the contrary, the following provisions shall apply to all Awards granted under the Plan:

(a) Generally. In the event of any change in the outstanding Shares after the Effective Date by reason of any Share dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination, combination or transaction or exchange of Shares or other corporate exchange, or any distribution to shareholders of Shares other than regular cash dividends or any transaction similar to the foregoing, the Committee in its sole discretion and without liability to any person may make such substitution or adjustment, if any, as it deems to be equitable, as to (i) the number or kind of Shares or other securities issued or reserved for issuance pursuant to the Plan or pursuant to outstanding Awards, (ii) the maximum number of Shares for which Options or Stock Appreciation Rights may be granted during a calendar year to any Participant, (iii) the maximum amount of a Performance-Based Award that may be granted during a calendar year to any Participant, (iv) the Option Price of any Option or exercise price of any Stock Appreciation Right and/or (v) any other affected terms of such Awards.

(b) Change in Control.

(i) In the event of a Change in Control after the Effective Date, (A) if determined by the Committee in the applicable Award agreement or otherwise determined by the Committee in its sole discretion, any outstanding Awards then held by Participants which are unexercisable or otherwise unvested or subject to lapse restrictions may automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such Change in Control and (B) the Committee may, but shall not be obligated to, (x) cancel such Awards for fair value (as determined in the sole discretion of the Committee) which, in the case of Options and Stock Appreciation Rights, may equal the excess, if any, of value of the consideration to be paid in the Change in Control transaction to holders of the same number of Shares subject to such Options or Stock Appreciation Rights (or, if no consideration is paid in any such transaction, the Fair Market Value of the Shares subject to such Options or Stock Appreciation Rights) over the aggregate Option Price of such Options or the aggregate exercise price of such Stock Appreciation Rights, as the case may be, or (y) provide for the issuance of substitute Awards that will substantially preserve the otherwise applicable terms of any affected Awards previously granted hereunder as determined by the Committee in its sole discretion or (z) provide that for a period of at least 15 days prior to the Change in Control, any Options or Stock Appreciation Rights shall be exercisable as to all Shares subject thereto and that upon the occurrence of the Change in Control, such Options shall terminate and be of no further force and effect.

(ii) If a Participant's employment with the Company and its Affiliates is terminated by the Company or any of its Affiliates without Cause or by the Participant for Good Reason within the two-year period following a Change in Control after the Effective Date, any outstanding Awards then held by the Participant which are unexercisable or otherwise unvested or subject to lapse restrictions shall automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of the date of such termination of employment.

10. No Right to Employment or Awards

The granting of an Award under the Plan shall impose no obligation on the Company or any Affiliate to continue the Employment of a Participant and shall not lessen or affect the Company's or Affiliate's right to terminate the Employment of such Participant. No Participant or other Person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Participants, or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee's determinations and interpretations with respect thereto need not be the same with respect to each Participant (whether or not such Participants are similarly situated).

11. Successors and Assigns

The Plan shall be binding on all successors and assigns of the Company and a Participant, including without limitation, the estate of such Participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant's creditors.

12. Nontransferability of Awards

Unless otherwise determined by the Committee, an Award shall not be transferable or assignable by the Participant otherwise than by will or by the laws of descent and distribution. An Award exercisable after the death of a Participant may be exercised by the legatees, personal representatives or distributees of the Participant.

13. Amendments or Termination

The Board may amend, alter or discontinue the Plan, but no amendment, alteration or discontinuation shall be made, (a) without the approval of the shareholders of the Company, if such action would (except as is provided in Section 9 of the Plan), increase the total number of Shares reserved for the purposes of the Plan or change the maximum number of Shares for which Awards may be granted to any Participant or (b) without the consent of a Participant, if such action would diminish any of the rights of the Participant under any Award theretofore granted to such Participant under the Plan; provided, however, that the Committee may amend the Plan in such manner as it deems necessary to permit the granting of Awards meeting the requirements of the Code or other applicable laws.

14. International Participants

With respect to Participants who reside or work outside the United States of America and, to the extent the Company and the Plan are subject to Section 162(m) of the Code, who are not (and who are not expected to be) "covered employees" within the meaning of Section 162(m) of the Code, the Committee may, in its sole discretion, amend the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the requirements of local law.

15. Choice of Law

The Plan shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws.

16. Effectiveness of the Plan

The Plan shall be effective as of the Effective Date, subject to the approval of the shareholders of the Company.

Appendix B

AMENDED AND RESTATED
COHEN & STEERS, INC.
2004 ANNUAL INCENTIVE PLAN

1. Purpose of the Plan

The purpose of the Plan is to enable the Company and its Affiliates to attract, retain, motivate and reward executive officers and key employees by providing them with the opportunity to earn competitive compensation directly linked to the Company's performance.

2. Definitions

The following capitalized terms used in the Plan have the respective meanings set forth in this Section:

(a) *"Act"* shall mean the Securities Exchange Act of 1934, as amended, or any successor thereto.

(b) *"Affiliate"* shall mean, with respect to the Company, any entity directly or indirectly controlling, controlled by, or under common control with, the Company or any other entity designated by the Board in which the Company or an Affiliate has an interest.

(c) *"Beneficial Owner"* shall mean a "beneficial owner", as such term is defined in Rule 13d-3 under the Act (or any successor rule thereto).

(d) *"Board"* shall mean the Board of Directors of the Company.

(e) *"Change in Control"* means the occurrence of any of the following events:

(i) the complete liquidation of the Company or the sale or disposition, in one or a series of related transactions, of all or substantially all, of the assets of the Company to any "person" or "group" (as such terms are defined in Sections 13(d)(3) or 14(d)(2) of the Act), other than the Permitted Holders;

(ii) any person or group, other than the Permitted Holders, is or becomes the Beneficial Owner (except that a person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of securities of the Company (or any entity which controls the Company) representing both (I) 20% or more of the combined voting power of the then outstanding securities of the Company (or any entity which controls the Company) and (II) more of the combined voting power of the then outstanding securities of the Company (or any entity which controls the Company) than the Cohen/Steers Holders in the aggregate;

(iii) during any period of twenty-four consecutive months (not including any period prior to the date that the Company completes a registered initial public offering), individuals who at the beginning of such period constituted the Board (together with any new directors (other than a director nominated by any Person (other than the Board) who publicly announces an intention to take or to consider taking actions, including but not limited to, an actual or threatened proxy contest, which if consummated would constitute a Change in Control under clauses (i), (ii) or (iv) of this Section 2(e)) nominated by any Cohen/Steers Holder and/or whose election by such Board or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company, then still in office, who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board, then in office; or

(iv) the consummation of any transaction or series of transactions resulting in a merger, consolidation or amalgamation, in which the Company is involved, other than a merger, consolidation or amalgamation which would result in the shareholders of the Company immediately prior thereto continuing to own (either by remaining outstanding or by being converted into voting securities of the surviving entity), in the same proportion as immediately prior to the transaction(s), more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger, consolidation or amalgamation.

(f) *"Code"* shall mean the Internal Revenue Code of 1986, as amended, or any successor thereto.

(g) *"Committee"* shall mean the Compensation Committee of the Board.

(h) *"Company"* shall mean Cohen & Steers, Inc., a Delaware corporation.

(i) *"Covered Employee"* shall have the meaning set forth in Section 162(m) of the Code.

(j) *"Participant"* shall mean each executive officer of the Company and other key employee of the Company or an Affiliate whom the Committee designates as a participant under the Plan.

(k) *"Performance Period"* shall mean each fiscal year or multi-year cycle as determined by the Committee.

(l) *"Permitted Holder"* shall mean, as of the date of determination, any and all of (i) an employee benefit plan (or trust forming a part thereof) maintained by (A) the Company or (B) any corporation or other Person of which a majority of its voting power of its voting equity securities or equity interest is owned, directly or indirectly, by the Company, (ii) any entity owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of shares of the Company, (iii) any of Martin Cohen, his spouse, his siblings and their spouses, and descendants of any of them (whether natural or adopted) (collectively, the "Cohen Group"), (iv) any of Robert Steers, his spouse, his siblings and their spouses, and descendants of any of them (whether natural or adopted) (collectively, the "Steers Group"), and (v) any trust established and maintained primarily for the benefit of any member of the Cohen Group and/or Steers Group or any entity controlled by any member of the Cohen Group and/or Steers Group (a "Cohen/Steers Entity").

(m) *"Person"* shall mean a "person", as such term is used for purposes of Section 13(d) or 14(d) of the Act (or any successor section thereto).

(n) *"Plan"* shall mean the Amended and Restated Cohen & Steers, Inc. 2004 Annual Incentive Plan, as set forth herein and as may be amended from time to time.

(o) *"Share"* shall mean a share of common stock of the Company.

(p) *"Subsidiary"* shall mean a subsidiary corporation, as defined in Section 424(f) of the Code (or any successor section thereto).

3. Administration

The Plan shall be administered and interpreted by the Committee; provided, however, that the Board may, in its sole discretion, take any action designated to the Committee under this Plan as it may deem necessary; provided that, to the extent Section 162(m) of the Code is applicable to the Company and the Plan, in no event shall the Plan be interpreted in a manner which would cause any award intended to be qualified as performance-based compensation under Section 162(m) of the Code to fail to so qualify. The Committee shall establish the performance objectives for any Performance Period in accordance with Section 4 and certify whether and to what extent such performance objectives have been obtained. Any determination made by the Committee under the Plan shall be final and conclusive. The Committee may employ such legal counsel, consultants and agents (including counsel or agents who are employees of the Company or an Affiliate) as it may deem desirable for the administration of the Plan and may rely upon any opinion received from any such counsel or consultant or agent and any computation received from such consultant or agent. All expenses incurred in the administration of the Plan, including, without limitation, for the engagement of any counsel, consultant or agent, shall be paid by the Company. No member or former member of the Board or the Committee shall be liable for any act, omission, interpretation, construction or determination made in connection with the Plan other than as a result of such individual's willful misconduct. The Committee may delegate its authority under this Plan; provided that, to the extent Section 162(m) of the Code is applicable to the Company and the Plan, the Committee shall in no event delegate its authority with respect to the compensation of the Chief Executive Officer of the Company, the four most highly compensated executive officers (as determined under Section 162(m) of the Code and regulations thereunder) of the Company and any other individual whose compensation the Board or Committee reasonably believes may become subject to Section 162(m) of the Code.

4. Bonuses

(a) Performance Criteria. Within 90 days after each Performance Period begins (or such other date as may be required or permitted under Section 162(m) of the Code), the Committee shall establish the performance objective or objectives that must be satisfied in order for a Participant to receive a bonus for such Performance Period. Notwithstanding the foregoing, with respect to the Performance Period during which the Effective Date (as defined in Section 6(a)) occurs, the Committee shall establish the performance objective or objectives that must be satisfied in order for a Participant to receive a bonus for such Performance Period within 60 days after the Effective Date. Any such performance objectives will be based upon the relative or comparative achievement of one or more of the following criteria, as determined by the Committee: (i) consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization); (ii) net income; (iii) operating income; (iv) earnings per Share; (v) book value per Share; (vi) return on shareholders' equity; (vii) expense management; (viii) return on investment; (ix) improvements in capital structure; (x) profitability of an identifiable business unit or product; (xi) maintenance or improvement of profit margins; (xii) stock price; (xiii) market share; (xiv) revenues or sales; (xv) costs; (xvi) cash flow; (xvii) working capital; (xviii) return on assets; (xix) assets under management; and (xx) total return. The foregoing criteria may relate to the Company, one or more of its Subsidiaries or one or more of its divisions or units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the Committee shall determine.

(b) Target Incentive Bonuses. Within 90 days after each Performance Period begins (or such other date as may be required or permitted under Section 162(m) of the Code), the Committee shall establish target incentive bonuses for each individual Participant. Notwithstanding the foregoing, with respect to the Performance Period during which the Effective Date occurs, the Committee shall establish target incentive bonuses for each individual Participant within 60 days after the Effective Date.

(c) Maximum Amount Payable. As soon as practicable after the Performance Period ends, the Committee shall determine (i) whether and to what extent any of the performance objectives established for the relevant Performance Period under Section 4(a) have been satisfied and (ii) for each Participant who is employed by the Company or one of its Affiliates on the last day of the Performance Period for which the bonus is payable, the actual bonus to which such Participant shall be entitled, taking into consideration the extent to which the performance objectives have been met and such other factors as the Committee may deem appropriate. Any provision of this Plan notwithstanding, in no event shall any Participant receive a bonus under this Plan in respect of any fiscal year of the Company in excess of $10 million.

(d) Negative Discretion. Notwithstanding anything else contained in Section 4(c) to the contrary, the Committee shall have the right, in its absolute discretion, (i) to reduce or eliminate the amount otherwise payable to any Participant under Section 4(c) based on individual performance or any other factors that the Committee, in its discretion, shall deem appropriate and (ii) to establish rules or procedures that have the effect of limiting the amount payable to each Participant to an amount that is less than the maximum amount otherwise authorized under Section 4(c).

(e) Death or Disability. If a Participant dies or becomes disabled prior to the last day of the Performance Period for which the bonus is payable, such Participant may receive an annual bonus equal to the bonus otherwise payable to such Participant based upon actual Company performance for the applicable Performance Period or, if determined by the Committee, based upon achieving targeted performance objectives, multiplied by a fraction, the numerator of which is the number of days that have elapsed during the Performance Period in which the Participant's death or disability occurs prior to and including the date of the Participant's death or disability and the denominator of which is the total number of days in the Performance Period or such other amount as the Committee may deem appropriate.

(f) Change in Control. In the event of a Change in Control, the Board (as constituted immediately prior to the Change in Control) shall, in its sole discretion, determine whether and to what extent the performance criteria have been met or shall be deemed to have been met for the year in which the Change in Control occurs.

5. Payment

(a) In General. Except as otherwise provided hereunder, payment of any bonus amount determined under Section 4 shall be made to each Participant as soon as practicable after the Committee certifies that one or more of the applicable performance objectives have been attained or, in the case of any bonus payable under the provisions of Section 4(d), after the Committee determines the amount of any such bonus.

(b) Form of Payment. The Committee shall determine whether any bonus payable under this Plan is payable in cash, or in restricted stock, restricted stock units, stock appreciation rights or options (of equivalent value) awarded under the Cohen & Steers, Inc. 2004 Stock Incentive Plan (as amended from time to time), or any combination thereof.

6. General Provisions

(a) Effectiveness of the Plan. The Plan shall become effective on the date on which it is adopted by the Board (the "Effective Date"), subject to the approval of the shareholders of the Company. The Plan shall expire on the tenth anniversary of the Effective Date.

(b) Amendment and Termination. The Board or the Committee may at any time amend, suspend, discontinue or terminate the Plan; provided, however, that no such amendment, suspension, discontinuance or termination shall adversely affect the rights of any Participant in respect of any calendar year which has already commenced and, to the extent Section 162(m) of the Code is applicable to the Company and the Plan, no such action shall be effective without approval by the shareholders of the Company to the extent necessary to continue to qualify the amounts payable hereunder to Covered Employees as under Section 162(m) of the Code.

(c) Designation of Beneficiary. Each Participant may designate a beneficiary or beneficiaries (which beneficiary may be an entity other than a natural Person) to receive any payments which may be made following the Participant's death. Such designation may be changed or canceled at any time without the consent of any such beneficiary. Any such designation, change or cancellation must be made in a form approved by the Committee and shall not be effective until received by the Committee. If no beneficiary has been named, or the designated beneficiary or beneficiaries shall have predeceased the Participant, the beneficiary shall be the Participant's spouse or, if no spouse survives the Participant, the Participant's estate. If a Participant designates more than one beneficiary, the rights of such beneficiaries shall be payable in equal shares, unless the Participant has designated otherwise.

(d) No Right to Continued Employment or Awards. Nothing in this Plan shall be construed as conferring upon any Participant any right to continue in the employment of the Company or any of its Affiliates. No Participant shall have any claim to be granted any award, and there is no obligation for uniformity of treatment of Participants or beneficiaries. The terms and conditions of awards and the Committee's determinations and interpretations with respect thereto need not be the same with respect to each Participant (whether or not the Participants are similarly situated).

(e) No Limitation on Corporate Actions. Nothing contained in the Plan shall be construed to prevent the Company or any Affiliate from taking any corporate action which is deemed by it to be appropriate or in its best interest, whether or not such action would have an adverse effect on any awards made under the Plan. No employee, beneficiary or other person shall have any claim against the Company or any Affiliate as a result of any such action.

(f) Nonalienation of Benefits. Except as expressly provided herein, no Participant or beneficiary shall have the power or right to transfer, anticipate, or otherwise encumber the Participant's interest under the Plan. The Company's obligations under this Plan are not assignable or transferable except to (i) a corporation which acquires all or substantially all of the Company's assets or (ii) any corporation into which the Company may be merged or consolidated. The provisions of the Plan shall inure to the benefit of each Participant and the Participant's beneficiaries, heirs, executors, administrators or successors in interest.

(g) Withholding. A Participant may be required to pay to the Company or any Affiliate and the Company or any Affiliate shall have the right and is hereby authorized to withhold from any payment due under this Plan or from any compensation or other amount owing to the Participant, applicable withholding taxes with respect to any payment under this Plan and to take such action as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such withholding taxes.

(h) Severability. If any provision of this Plan is held unenforceable, the remainder of the Plan shall continue in full force and effect without regard to such unenforceable provision and shall be applied as though the unenforceable provision were not contained in the Plan.

(i) Governing Law. The Plan shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws.

(j) Headings. Headings are inserted in this Plan for convenience of reference only and are to be ignored in a construction of the provisions of the Plan.

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COHEN & STEERS, INC.

PROXY

SOLICITED BY THE BOARD OF DIRECTORS

The undersigned appoints Francis C. Poli and Salvatore Rappa, and each of them, as proxies, each with full power of substitution, and authorizes them to represent and to vote, as designated on the reverse side of this form, all shares of common stock of Cohen & Steers, Inc. held of record by the undersigned as of March 18, 2008, at the 2008 Annual Meeting of Stockholders to be held on May 9, 2008, beginning at 9:00 a.m., local time, at Cohen & Steers corporate headquarters located at 280 Park Avenue, New York, New York and in their discretion, upon any matter that may properly come before the meeting or any adjournment of the meeting, in accordance with their best judgment.

If no other indication is made on the reverse side of this form, the proxies shall vote FOR all nominees listed in Item 1, FOR Item 2, FOR Item 3, and FOR Item 4.

This proxy may be revoked at any time prior to the time voting is declared closed by giving the Corporate Secretary of Cohen & Steers written notice of revocation or a subsequently dated proxy, or by casting a ballot at the meeting.

(This card is continued on the reverse side. Please sign on the reverse side and return promptly in the enclosed envelope.)

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ FOLD AND DETACH HERE ▲

COHEN & STEERS, INC.

2008 ANNUAL MEETING OF STOCKHOLDERS

Friday, May 9, 2008

9:00 A.M., Local Time

COHEN & STEERS, INC.

280 PARK AVENUE

NEW YORK, NEW YORK 10017

Impotant Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting

The proxy materials for the Annual Meeting, including the 2007 Annual Report and Proxy Statement, are available over the Internet by accessing the "Corporate Info" section of the company's Web site at *www.cohenandsteers.com.* Other information on the company's Web site does not constitute a part of the company's proxy materials.

The Board of Directors recommends a vote FOR all nominees listed in Item 1, FOR Item 2, FOR Item 3, and FOR Item 4.

Mark Here for Address Change or Comments
SEE REVERSE SIDE

All shares will be voted as instructed below. In the absence of instructions, all shares will be voted FOR all nominees listed in Item 1, FOR Item 2, FOR Item 3, and FOR Item 4.

1. Election of Directors

Nominees:
01 Martin Cohen
02 Robert H. Steers
03 Richard E. Bruce
04 Peter L. Rhein
05 Richard P. Simon
06 Edmond D. Villani

FOR all nominees listed to the left (except as marked to the contrary) ☐

WITHHOLD AUTHORITY to vote for all nominees listed to the left ☐

FOR all nominees, except vote withheld from the following nominees (if any): ______________________

	FOR	AGAINST	ABSTAIN
2. Approval of the Amended and Restated Cohen & Steers, Inc. 2004 Stock Incentive Plan.	☐	☐	☐
3. Approval of the Amended and Restated Cohen & Steers, Inc. 2004 Annual Incentive Plan.	☐	☐	☐
4. Ratification of Deloitte & Touche LLP as Our Independent Registered Public Accounting Firm.	☐	☐	☐

Signature ______________________ Signature ______________________ Date ______________

IMPORTANT: PLEASE SIGN AS NAME APPEARS HEREON. JOINT OWNERS SHOULD EACH SIGN. IF ACTING AS ATTORNEY, EXECUTOR, TRUSTEE, OR IN OTHER REPRESENTATIVE CAPACITY, PLEASE SIGN NAME AND TITLE.

▲ FOLD AND DETACH HERE ▲

WE ENCOURAGE YOU TO TAKE ADVANTAGE OF INTERNET OR TELEPHONE VOTING, BOTH ARE AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK.

Internet and telephone voting is available through 11:59 PM Eastern Time the day prior to annual meeting day.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

INTERNET		TELEPHONE
http://www.proxyvoting.com/cns	OR	**1-866-540-5760**
Use the internet to vote your proxy. Have your proxy card in hand when you access the web site.		Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.
To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

Choose **MLink**[SM] for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to **Investor ServiceDirect**® at www.bnymellon.com/shareowner/isd where step-by-step instructions will prompt you through enrollment.

Board of Directors

Martin Cohen
Co-chairman and
co-chief executive officer
Cohen & Steers, Inc.
Director since 2004

Robert H. Steers
Co-chairman and
co-chief executive officer
Cohen & Steers, Inc.
Director since 2004

Richard E. Bruce [1,2,3]
Former director, equity capital markets
Merrill Lynch & Co., Inc.
Director since 2004

Peter L. Rhein [1,2,3]
General partner
Sarlot & Rhein
Director since 2004
Chair, Audit Committee

Richard P. Simon [1,2,3]
Former managing director
Goldman, Sachs & Co.
Director since 2004
Chair, Nominating and Corporate
Governance Committee

Edmond D. Villani [1,2,3]
Former vice chairman
Deutsche Asset Management, North America
Director since 2004
Chair, Compensation Committee

Committee Memberships:
1. Audit Committee
2. Compensation Committee
3. Nominating and Corporate Governance Committee

Executive Management

Martin Cohen
Co-chairman and
co-chief executive officer

Robert H. Steers
Co-chairman and
co-chief executive officer

Joseph M. Harvey
President

Matthew S. Stadler
Executive vice president,
chief financial officer

Adam M. Derechin, CFA
Executive vice president,
chief operating officer

Francis C. Poli
Executive vice president,
general counsel and secretary

COHEN & STEERS

Corporate Headquarters
280 Park Avenue, 10th Floor
New York, New York 10017
212 832 3232 phone
212 832 3622 fax
800 330 7348
cohenandsteers.com

Offices:
166 Chaussée de la Hulpe
1170 Brussels
Belgium
+32 2 679 0660 phone

21 Sackville Street, 4th Floor
London W1S 3DN
United Kingdom
+44 207 460 6350 phone

1202, Citibank Tower
Citibank Plaza
3 Garden Road, Central
Hong Kong
+852 3667 0080 phone

1201 Third Avenue, Suite 3810
Seattle, Washington 98101
206 788 4240 phone

END